 Exhibit 99.1
SODASTREAM INTERNATIONAL LTD.
Gilboa Street, Airport City
Ben Gurion Airport 7019900
Israel
September 12, 2018
Dear SodaStream International Ltd. Shareholders:
We cordially invite you to attend a special general meeting of shareholders of SodaStream International Ltd. (“SodaStream”) to be held at the principal executive offices of SodaStream, located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, on October 9, 2018 at 2:00 p.m. (Israel time) (the “special general meeting”). As previously announced, on August 20, 2018, SodaStream entered into a merger agreement under which SodaStream would be acquired by PepsiCo Ventures B.V. (“Buyer”), a wholly-owned subsidiary of PepsiCo, Inc. (“PepsiCo” or “Parent”).
At the special general meeting you will be asked to consider and vote upon a proposal to approve the acquisition of SodaStream by Buyer, including the approval of: (a) the Agreement and Plan of Merger, dated as of August 20, 2018 (as it may be amended from time to time, the “merger agreement”), pursuant to which Saturn Merger Sub Ltd., a direct wholly-owned subsidiary of Buyer (“Merger Sub”), will merge with and into SodaStream, so that SodaStream will be the surviving company and will become a direct wholly-owned subsidiary of Buyer (the “merger”); (b) the merger transaction itself; (c) the consideration to be received by the shareholders of SodaStream in the merger, consisting of  $144.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.645 per share, of SodaStream (each, a “SodaStream ordinary share”), owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the purchase by SodaStream of a run-off directors’ and officers’ liability insurance policy for a period of seven years commencing at the effective time of the merger, as permitted under the merger agreement; (e) the acceleration of the equity awards granted to holders of such awards, including members of SodaStream’s board of directors (the “Board”), in accordance with the terms of the merger agreement; and (f) all other transactions and arrangements contemplated by the merger agreement, a copy of which was attached as Exhibit 99.1 to SodaStream’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2018. We refer to this proposal as the “merger proposal.”
The Board has unanimously determined that the merger agreement, the merger, the merger consideration, the purchase of run-off directors’ and officers’ liability insurance and the acceleration of the equity awards granted to holders of such awards, including members of the Board, in accordance with the terms of the merger agreement, along with all other transactions and arrangements contemplated by the merger agreement, are in the best interests of SodaStream and SodaStream’s shareholders. Accordingly, the Board unanimously recommends that you vote “FOR” the merger proposal.
The approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes). The foregoing majority must be achieved even after excluding any votes by shares of SodaStream held by (a) Parent, Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Parent, Buyer or Merger Sub, (b) a person or entity acting on behalf of Parent, Buyer, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of, or an entity controlled by, Parent, Buyer, Merger Sub or any of the foregoing.
Your shares can be voted at the special general meeting only if you are present or represented by a valid proxy or proxy card. Only holders of record of SodaStream ordinary shares at the close of business on September 4, 2018 (including shares held through a bank, broker or other nominee that is a shareholder of record of SodaStream) are entitled to attend and vote at the special general meeting or any adjournment or postponement thereof. Even if you plan to attend the special general meeting, we request that you submit your proxy or voting instruction form in advance. Shares held through a bank, broker or other nominee that is a shareholder of record of SodaStream, or that appears in the participant list of a securities depository, may be voted via a voting instruction form (including by submitting voting instructions online or via telephone) in accordance with the directions that are provided together with the voting instruction form. If you hold your shares in “street name,” you may also vote your shares in person at the meeting, but you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the meeting, including a proof of ownership form as of the record date. Shares held through a member of the Tel Aviv Stock Exchange Ltd. (the “TASE”) may be voted: (a) in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares; (b) by sending in that certificate along with a duly executed proxy card to SodaStream at its principal executive offices, to the attention of our General Counsel; or (c) via the Israel Securities Authority’s electronic voting system.
Enclosed with this letter you will find an attached notice of the special general meeting and proxy statement, along with a separate proxy card or voting instruction form. The accompanying proxy statement provides you with detailed information about the proposed merger and the special general meeting. Please give this material your careful attention. You also may obtain more information about SodaStream from documents we have filed with or furnished to the SEC.
You may direct any questions about the merger to, and request additional copies of the enclosed proxy materials from, our proxy solicitor at:
Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Shareholders call toll free: 800-662-5200
Banks and brokers call collect: 203-658-9400
SODA@morrowsodali.com
Thank you for your cooperation and continued support.
Very truly yours,
Stanley Stern
Chairman of the Board of Directors
Neither the SEC, nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.
This document is dated September 12, 2018, and is first being mailed to shareholders on or about September 12, 2018.

SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City
Ben Gurion Airport 7019900
Israel
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 9, 2018
[As originally published on August 28, 2018]
August 28, 2018
Dear Shareholders,
We cordially invite you to attend a special general meeting of shareholders of SodaStream International Ltd. (“SodaStream”) to be held at the principal executive offices of SodaStream located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, on October 9, 2018 at 2:00 p.m. (Israel time) (the “special general meeting” or the “meeting”).
The special general meeting is being called to consider the approval of the acquisition of SodaStream by PepsiCo Ventures B.V. (“Buyer”), a wholly-owned subsidiary of PepsiCo, Inc. (“PepsiCo” or “Parent”), including the approval of: (a) the Agreement and Plan of Merger, dated as of August 20, 2018 (as it may be amended from time to time, the “merger agreement”), pursuant to which Saturn Merger Sub Ltd., a direct wholly-owned subsidiary of Buyer (“Merger Sub”), will merge with and into SodaStream, so that SodaStream will be the surviving company and will become a direct wholly-owned subsidiary of Buyer (the “merger”); (b) the merger transaction itself; (c) the consideration to be received by the shareholders of SodaStream in the merger, consisting of  $144.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of SodaStream, par value NIS 0.645 per share (each, a “SodaStream ordinary share”), owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the purchase by SodaStream of a run-off directors’ and officers’ liability insurance policy for a period of seven years commencing at the effective time of the merger, as permitted under the merger agreement; (e) the acceleration of the equity awards granted to holders of such awards, including to members of SodaStream’s board of directors (the “Board”), in accordance with the terms of the merger agreement; and (f) all other transactions and arrangements contemplated by the merger agreement, a copy of which was attached as Exhibit 99.1 to SodaStream’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2018. We refer to items (a) through (f) in this proposal as the “merger proposal.”
The foregoing approval is being sought pursuant to the requirements of the Companies Law, 5759-1999, of the State of Israel (the “Companies Law”).
The approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes). The foregoing majority must be achieved after excluding any votes on account of shares of SodaStream held by (a) Parent, Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Parent, Buyer or Merger Sub, (b) a person or entity acting on behalf of Parent, Buyer, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of, or an entity controlled by, Parent, Buyer, Merger Sub or any of the foregoing.
Only holders of record of SodaStream ordinary shares at the close of business on September 4, 2018 (including shares held through a bank, broker or other nominee that is a shareholder of record of SodaStream) are entitled to attend and vote at the special general meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the special general meeting, it is important that your shares be represented and voted at the meeting. Accordingly, after reading the notice of special general meeting of shareholders and the proxy statement, when it becomes available, please complete and submit your proxy or voting instruction form as follows:
(i)
If you hold your shares in “street name” through a broker, bank or other nominee on the NASDAQ Global Select Market, please vote in accordance with the instructions on the nominee’s voting instruction form, which may include instructions about voting by telephone or over the Internet (at www.proxyvote.com). If you hold your shares in “street name,” you may also vote your shares in person at the meeting, but you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the meeting, including a proof of ownership form as of the record date.

(ii)
If you hold your shares through a member of the Tel Aviv Stock Exchange Ltd. (the “TASE”), you may vote your shares (a) in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares, (b) by sending such certificate along with a duly executed proxy card to SodaStream at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, email: DotanB@sodastream.com, or (c) via the Israel Securities Authority’s electronic voting system (in the case of  (b) or (c), votes must be received no later than six hours before the time fixed for the meeting, i.e., 8:00 a.m. (Israel time), on October 9, 2018).

(iii)
If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card, once it becomes available, to grant your voting proxy directly to Daniel Erdreich, the Chief Financial Officer of SodaStream, or to Dotan Bar-Natan, the General Counsel of SodaStream, or to vote in person at the meeting. If you mail your proxy card in the self-addressed, stamped envelope, to be enclosed with the proxy statement, it must be received by SodaStream’s transfer agent not later than 11:59 p.m. EDT on October 8, 2018 to be validly included in the tally of SodaStream ordinary shares voted at the meeting. Alternatively, if you are delivering or mailing your proxy to our offices in Israel (to the address given above), it must be received by 8:00 a.m. (Israel time), on October 9, 2018.

In connection with the meeting, SodaStream will send to its shareholders of record as of the record date a proxy statement describing the proposal to be voted upon at the meeting, along with a proxy card enabling shareholders to submit their votes on the proposal.
SodaStream will also be furnishing copies of the proxy statement and form of proxy card to the SEC and the TASE as exhibits to a Report of Foreign Private Issuer on Form 6-K.
You may also direct any questions about the merger to, and request additional copies of this document, or the proxy statement, when it becomes available, from our proxy solicitor at:
Morrow Sodali, LLC
470 West Avenue
Stamford, CT 06902
Banks and Brokerage Firms Call: (203) 658-9400
Stockholders Call Toll Free: (800) 662-5200
E-mail: SODA@morrowsodali.com

This communication is not a substitution for the proxy statement or for any other documents that SodaStream may furnish to the SEC or send to shareholders in connection with the proposed merger. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the proxy statement, and any other documents furnished by SodaStream to the SEC (when available), at the SEC’s website at www.sec.gov, the Israel Securities Authority’s website at www.magna.isa.gov.il and the TASE’s website at maya.tase.co.il. Copies of documents furnished by SodaStream may also be obtained for free by submitting a request to Dotan Bar-Natan, General Counsel, at +972-3-976-2309, or at IR@sodastream.com. The contents of SodaStream’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).
In accordance with the Companies Law and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on the merger proposal, no later than September 29, 2018, at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, Attn: Dotan Bar-Natan, General Counsel. We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC and the TASE.
Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than Tuesday, September 4, 2018, provided that such proposal is appropriate for consideration by shareholders at the meeting. Such proposals should be submitted in writing to us at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, Attn: Dotan Bar-Natan, General Counsel. If the Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, we will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC and the TASE, however, the record date for the meeting will not change.
We currently know of no other business to be transacted at the special general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the proxy card will vote upon such matters in accordance with their best judgment.
OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL.
Sincerely,
Stanley Stern
Chairman of the Board of Directors

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 9, 2018

INTRODUCTION

We are furnishing this proxy statement to our shareholders in connection with the solicitation by our board of directors (the “Board”) of proxies to be used at a special general meeting of shareholders, as may be adjourned or postponed from time to time (the “special general meeting” or the “meeting”), to be held at our principal executive offices located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel on October 9, 2018 at 2:00 p.m. (Israel time), and thereafter, as it may be adjourned from time to time. We are first mailing this proxy statement, the accompanying notice, letter to shareholders and proxy card on or about September 12, 2018, to the holders of SodaStream ordinary shares entitled to vote at the special general meeting.
At the special general meeting, shareholders will be asked to consider and vote on the proposed acquisition of SodaStream by PepsiCo Ventures B.V. (“Buyer”), a wholly-owned subsidiary of PepsiCo, Inc. (“PepsiCo” or “Parent”), including the approval of: (a) the Agreement and Plan of Merger, dated as of August 20, 2018 (as it may be amended from time to time, the “merger agreement”), pursuant to which Saturn Merger Sub Ltd., a direct wholly-owned subsidiary of Buyer (“Merger Sub”), will merge with and into SodaStream, so that SodaStream will be the surviving company and will become a direct wholly-owned subsidiary of Buyer (the “merger”); (b) the merger transaction itself; (c) the consideration to be received by the shareholders of SodaStream in the merger, consisting of  $144.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.645 per share, of SodaStream (each, a “SodaStream ordinary share”) owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the purchase by SodaStream of a run-off directors’ and officers’ liability insurance policy for a period of seven years commencing at the effective time of the merger, as permitted under the merger agreement; (e) the acceleration of the equity awards granted to holders of such awards, including members of the Board, in accordance with the terms of the merger agreement; and (f) all other transactions and arrangements contemplated by the merger agreement, a copy of which was attached as Exhibit 99.1 to SodaStream’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2018. We refer to this proposal as the “merger proposal.”
We will also consider any other business that properly comes before the special general meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of the meeting.
We currently know of no other business to be transacted at the special general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.
OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL.
i

Quorum
Only holders of record of SodaStream ordinary shares at the close of business on September 4, 2018, which is the record date for the special general meeting, are entitled to vote at the meeting. As of that date, there were 22,712,995 SodaStream ordinary shares outstanding and entitled to vote. Each SodaStream ordinary share outstanding on the record date will entitle its holder to one vote upon the proposal to be presented at the meeting.
The presence at the meeting of two or more SodaStream shareholders (in person or by proxy), who collectively hold shares possessing at least 25% of SodaStream’s voting power, will constitute a quorum.
Proxies and Voting Instructions
Shareholders of record may elect to vote their shares once, by attending the special general meeting in person or by executing and delivering to SodaStream or its transfer agent a proxy card. If you hold your SodaStream ordinary shares in “street name” on the NASDAQ Global Select Market through a bank, broker or other nominee, you must complete and submit a voting instruction form (whether a physical or electronic version, or over the telephone) in order to direct such bank, broker or other nominee on how to vote your shares. In the alternative, you may obtain a legal proxy and a statement showing the shares in your account as of the record date from such bank, broker or other nominee to vote your shares in person at the meeting. If you hold your shares through a member of the Tel Aviv Stock Exchange Ltd. (the “TASE”), you may vote your shares via the Israel Securities Authority’s (“ISA”) electronic voting system, via submission of a proxy and required certificate under the Israeli regulations via mail to SodaStream, or by bringing that required certificate in person to the meeting, as described further below in this proxy statement.
Proxies are being solicited by the Board and are being mailed to shareholders of record together with this proxy statement. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares.
All SodaStream ordinary shares represented by properly executed proxies received by our transfer agent no later than 11:59 p.m. EDT on October 8, 2018, or at our offices no later than 8:00 a.m. (Israel time), on October 9, 2018, will, unless such proxies have been previously revoked or superseded, be voted at the meeting in accordance with the directions indicated thereon. If a shareholder of record signs, dates and returns the proxy card without indicating how the shareholder intends to vote, then if the shareholder confirms in the appropriate place on the proxy card that it is not PepsiCo or certain related parties, the shareholder’s shares will be voted “FOR” the merger proposal, in accordance with the recommendation of the Board, and if the shareholder does not confirm in the appropriate place on the proxy card that it is not PepsiCo or certain related parties, the shareholder’s shares will not be voted on the merger proposal.
A shareholder of record returning a proxy may revoke it at any time prior to the commencement of the special general meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any registered shareholder who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our principal executive offices located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, attention of our General Counsel, Dotan Bar-Natan, or via email to Mr. Bar-Natan at DotanB@sodastream.com. A beneficial owner who holds shares on the NASDAQ through a bank, broker or other nominee should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously-submitted voting instructions. A beneficial owner who holds shares through a member of the TASE may revoke a previously-submitted vote by resubmitting the vote through the ISA’s electronic voting system (if voting initially in that manner), by re-submitting a later-dated proxy and required certificate under the Israeli regulations via mail or email to SodaStream, or by bringing the required certificate and casting a vote in person at the meeting.

Required Vote
Provided that a quorum is present, approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power present (in person or by proxy) at the special general meeting (or at any adjournment thereof) and voting on such proposal not including abstentions and broker non-votes and excluding any votes of shares of SodaStream held by (a) Parent, Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Parent, Buyer or Merger Sub, (b) a person or entity acting on behalf of Parent, Buyer, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of, or an entity controlled by, Parent, Buyer, Merger Sub or any of the foregoing.
Proposed Resolution
It is proposed that the following resolution be adopted at the special general meeting pursuant to the merger proposal:
“RESOLVED, that pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the merger of Saturn Merger Sub Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a direct wholly-owned subsidiary of PepsiCo Ventures B.V. (“Buyer”), a company organized under the laws of the Netherlands and a wholly-owned subsidiary of PepsiCo, Inc. (“Parent”), with and into SodaStream, including: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into SodaStream, with SodaStream surviving and becoming a direct wholly-owned subsidiary of Buyer (the “merger”); (ii) the Agreement and Plan of Merger, dated as of August 20, 2018, as it may be amended from time to time (the “merger agreement”), by and among SodaStream, Merger Sub and Parent; (iii) the consideration to be received by SodaStream’s shareholders in the merger, consisting of  $144.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.645 per share, of SodaStream held as of immediately prior to the effective time of the merger; (iv) the purchase by SodaStream of a run-off directors’ and officers’ liability insurance policy for a period of seven years commencing at the effective time of the merger, as permitted under the merger agreement; (v) the acceleration of the equity awards granted to holders of such awards, including members of the Board, in accordance with the terms of the merger agreement; and (vi) all other transactions and arrangements contemplated by the merger agreement, as described in the proxy statement, dated September 12, 2018, sent by SodaStream to its shareholders in respect of this meeting, be, and each of the foregoing hereby is, approved in all respects by SodaStream’s shareholders.”
OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSED RESOLUTION.

ADDITIONAL SOURCES OF INFORMATION
This document incorporates important additional information about SodaStream from documents that are not included in or delivered with this document.
Documents relating to SodaStream incorporated by reference into this document are available from SodaStream without charge, excluding exhibits. You may obtain documents relating to SodaStream which are incorporated by reference in this document, and may direct any questions about the merger or request additional copies of this document, by requesting them in writing or by telephone from:
SodaStream USA Inc.
200 E. Park Drive, Suite 600
Mount Laurel, NJ 08054
Attention: Brendon Frey, Investor Relations
Phone: 1-800-763-2258
Fax: 1-856-667-7893
Email: IR@SodaStream.com
For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information” beginning on page 82.

v

QUESTIONS AND ANSWERS ABOUT THE SPECIAL GENERAL MEETING AND THE MERGER
The following are some of the questions regarding the merger agreement, the merger and the special general meeting that you, as a shareholder of SodaStream, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, its annexes and the additional documents referred to herein, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document, its annexes and the additional documents referred to herein. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the merger.
Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us” and similar words in this proxy statement refer to SodaStream International Ltd. and its subsidiaries. In addition, we refer to SodaStream International Ltd. as “SodaStream” or the “Company,” to PepsiCo, Inc. as “PepsiCo” or “Parent,” to PepsiCo Ventures B.V. as “Buyer,” and to Saturn Merger Sub Ltd. as “Merger Sub.” All references to the “merger” refer to the merger of Merger Sub with and into SodaStream, so that SodaStream will be the surviving company and will become a direct wholly-owned subsidiary of Buyer, and all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of August 20, 2018, as it may be amended from time to time, by and among SodaStream, PepsiCo and Merger Sub, a copy of which is included as Annex A to this proxy statement. SodaStream, following the completion of the merger, is sometimes referred to in this proxy statement as the “surviving company.” All references to “dollars” or “$” refer to United States dollars.
Q:
Why am I receiving this proxy statement?

A:
SodaStream and PepsiCo have entered into a merger agreement pursuant to which Buyer will acquire SodaStream through the merger of Merger Sub with and into SodaStream, subject to certain conditions. Upon the completion of the merger, SodaStream will become a direct wholly-owned subsidiary of Buyer. SodaStream is holding a special general meeting of its shareholders (the “special general meeting”) in order to obtain shareholder approval of the merger agreement, the transactions contemplated under the merger agreement, including the merger, and the merger consideration. We cannot complete the merger unless our shareholders approve this proposal. We have included in this proxy statement important information about the merger, the merger agreement and the special general meeting. You should read this information carefully and in its entirety. We have attached a copy of the merger agreement as Annex A to this proxy statement. The enclosed voting materials allow you to vote your shares without personally attending the special general meeting. Your vote is very important and we encourage you to vote by proxy or voting instruction form as soon as possible.

Q:
When and where will the special general meeting be held?

A:
The special general meeting is scheduled to be held at the principal executive offices of SodaStream, located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, at 2:00 p.m. (Israel time), on October 9, 2018.

Q:
Who is entitled to vote at the special general meeting?

A:
SodaStream has fixed September 4, 2018 as the record date for the special general meeting. If you were a SodaStream shareholder at the close of business on the record date, you are entitled to vote on matters that come before the special general meeting.

Q:
What matters will be voted on at the special general meeting?

A:
You will be asked to consider and vote on a proposal to approve the acquisition of SodaStream by PepsiCo, including approval of the merger agreement, the merger, the merger consideration (as described below), the purchase by SodaStream of run-off directors’ and officers’ liability insurance for a period of seven years commencing at the effective time of the merger, as permitted by the merger agreement, the acceleration of the equity awards granted to holders of such awards, including members of SodaStream’s board of directors (the “Board”), in accordance with the terms of the merger agreement, and all other transactions and arrangements contemplated under the merger agreement (the “merger proposal”).

We do not currently expect there to be any other matters on the agenda at the meeting; however, if any other matter is properly presented at the meeting, including the adjournment or postponement thereof, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.
Q:
What will I receive in the merger?

A:
Upon the completion of the merger, you will be entitled to receive the merger consideration, consisting of  $144.00 in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.645 per share, of SodaStream (each, a “SodaStream ordinary share”) that you own at the effective time of the merger. You will not receive any shares in PepsiCo or in the surviving company.

Q:
What is the recommendation of the Board?

A:
The Board unanimously recommends that you vote “FOR” the merger proposal.

Q:
What vote of SodaStream shareholders is required to complete the merger?

A:
The approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon, excluding abstentions and broker non-votes. The foregoing majority must be achieved even after excluding any votes of shares of SodaStream held by (a) Parent, Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Parent, Buyer or Merger Sub; (b) a person or entity acting on behalf of Parent, Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Buyer, Merger Sub or any of the foregoing. Each of  (a), (b) and (c) above are referred to as a “Parent Affiliate.” In order for your vote to be counted in respect of the merger proposal, you must affirm on the proxy card or voting instruction form that you are not a Parent Affiliate (by indicating “FOR” in Item 1A of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the tally for the merger proposal.

Q:
What is the quorum required for the meeting?

A:
Pursuant to SodaStream’s articles of association, the quorum required for the special general meeting is two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power in SodaStream.

Q:
When do you expect the merger to be completed?

A:
We are working towards completing the merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the merger is completed. See the section of this document titled “The Merger Agreement — Conditions to the Merger” for a summary description of these conditions. We expect to complete the merger by January 2019. Because the merger may be subject to governmental and regulatory approvals and other conditions, some of which are beyond PepsiCo’s and SodaStream’s control, the exact timing cannot be predicted with certainty.

Q:
Am I entitled to appraisal rights?

A:
No. Under Israeli law, holders of SodaStream ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Q:
Will I continue to be able to trade my SodaStream ordinary shares on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange following the special general meeting?

A:
SodaStream shareholders are expected to be able to trade their SodaStream ordinary shares on the NASDAQ Global Select Market (the “NASDAQ”) and on the Tel Aviv Stock Exchange Ltd. (the “TASE”) until the closing date of the merger.

Q:
What will happen to outstanding SodaStream options, RSUs and PSUs?

A:
Each outstanding and unexercised option to purchase SodaStream ordinary shares issued under SodaStream’s 2007 Employee Share Option Plan (the “2007 Plan”) or 2010 Employee Share Option Plan (the “2010 Plan”) (together, the “Equity Plans”), whether or not then vested, will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess, if any, of  $144.00 over the exercise price per SodaStream ordinary share for such option and (b) the total number of SodaStream ordinary shares underlying such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price per SodaStream ordinary share for any option is equal to or greater than $144.00, such option will be canceled without payment of consideration.

Each outstanding time-vesting restricted share unit (an “RSU”), representing the right to receive SodaStream ordinary shares, whether or not then vested, will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment.
Each performance-vesting restricted share unit (a “PSU”), representing the right to receive SodaStream ordinary shares, which is outstanding as of the effective time of the merger and that vests pursuant to the terms of the applicable grant agreement, will be accelerated and become immediately vested, and will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such PSU, less applicable withholding taxes required to be withheld with respect to such payment, and paid in accordance with the applicable terms and conditions of the PSU. Each PSU that does not vest in accordance with the applicable grant agreement will be canceled without payment of consideration.
Q:
What effects will the proposed merger have on SodaStream?

A:
As a result of the proposed merger, SodaStream will cease to be a publicly-traded company and will become an indirect wholly-owned subsidiary of PepsiCo. Following the completion of the proposed merger, the registration of SodaStream ordinary shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), will be terminated upon notification to the U.S. Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority (the “ISA”), respectively. In addition, upon completion of the proposed merger, SodaStream ordinary shares will no longer be listed on any stock exchange, including the NASDAQ and the TASE.

Q:
What happens if the merger is not completed?

A:
If the merger agreement is not approved by our shareholders or if the merger is not completed for any other reason, our shareholders will not receive any merger consideration for their SodaStream ordinary shares. Instead, we will remain a public company and SodaStream ordinary shares will continue to be listed on the NASDAQ and the TASE. Under certain circumstances related to the termination of the merger agreement, as specified therein, we may be required to pay to Parent a termination fee. Please see “The Merger Agreement — Termination of the Merger Agreement; Termination Fees” for a summary description of these circumstances.

Q:
How can I vote?

A:
Beneficial Owners on the NASDAQ:   If you hold your shares in “street name” through a broker, bank or other nominee on the NASDAQ, please vote in accordance with the instructions on the nominee’s voting instruction form. If you receive a physical voting instruction form, you may complete it and mail it in the self-addressed envelope that is enclosed. If you received an email copy of the voting instruction form, or if you otherwise desire to submit voting instructions by telephone or over the Internet (at www.proxyvote.com), please follow the directions that you received. The deadline for receipt of your voting instructions will be 11:59 p.m. EDT on October 8, 2018.

Alternatively, if you wish to attend the special general meeting and vote in person, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the special general meeting. In that case, you must also bring a statement from your bank, broker or other nominee that shows that you owned SodaStream ordinary shares as of the record date.
Beneficial Owners on the TASE:   If you hold your shares through a member of the TASE, you may vote your shares (a) in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares (a “TASE Ownership Proof Certificate”), (b) by sending such executed certificate along with a duly executed proxy card to our company at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, or (c) via the ISA’s electronic voting system. In the case of options (b) or (c), the deadline for receipt of your vote will be six hours before the time fixed for the meeting.
Registered Shareholders:   If you are a shareholder of record, that is, if your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company (the “transfer agent”), these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by attending the special general meeting or by completing and signing a proxy card. The form of proxy card that has been mailed to you, and that can be completed, signed and returned in the envelope that was enclosed with it, provides the primary means for authorizing the voting of your SodaStream ordinary shares. If you have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on SodaStream’s website at sodastream.investorroom.com, and may complete and sign that proxy card (indicating the name of the registered shareholder) and return it to Mr. Brendon Frey of our Investor Relations team via e-mail to IR@sodastream.com or via fax to his attention at 1-856-667-7893. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.
All votes from record shareholders should be received by the transfer agent by 11:59 p.m. EDT on October 8, 2018 (or such earlier deadline as may be indicated on the proxy card), or received at SodaStream’s Israeli offices by 8:00 a.m. (Israel time), on October 9, 2018, in order to be counted towards the tally of SodaStream ordinary shares voted at the special general meeting.
Q:
What happens if I do not indicate how to vote on the proxy card or voting instruction form?

A:
If you are a registered shareholder and provide specific instructions (by marking a box on your proxy card) with regard to the merger proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will not be voted on the merger proposal, unless you provide the required confirmation under Item 1A of the proxy card that you are not a Parent Affiliate (in which case your proxy card will be voted “FOR” the merger, as recommended by the Board). If you are a beneficial owner and return your voting instruction form but do not specify voting instructions for the merger proposal, your bank, broker or other nominee will not be permitted to cast a vote with respect to the merger proposal (commonly referred to as a “broker non-vote”). Banks, brokers or other nominees that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The proposal for the special general meeting will not be treated as a routine proposal, because, among other things, our proxy statement is prepared in compliance with the Companies Law, 5759-1999, of the State of Israel (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies. Therefore, in that circumstance, the shares held by you will be included in determining the presence of a quorum at the meeting, but will not be considered “present” for the purpose of voting on the merger proposal. Such shares therefore have no impact on the outcome of the voting on the merger proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on this important matter.

Q:
If my shares are held in “street name” by my bank, broker or other nominee, will my broker vote my shares for me?

A:
As described in the answer to the previous question, your banker, broker or other nominee will not be able to vote your shares without instructions from you. You should instruct your bank, broker or other nominee to vote your shares by following the directions provided by your bank, broker or other nominee. Without instructions, your shares will not be counted as voted at the special general meeting.

Q:
Do SodaStream’s executive officers and directors have any interests in the merger?

A:
Yes. SodaStream’s executive officers and directors have interests in the merger that may be different from, or are in addition to, those of SodaStream shareholders generally. For detailed information, please see “Summary — Interests of Certain Persons; Share Ownership of SodaStream’s Directors and Executive Officers” and “The Merger — Interests of Certain of SodaStream’s Executive Officers and Directors in the Merger.”

Q:
Can I change my vote after I have signed and returned my proxy card or voting instruction form?

A:
Beneficial Owners on the NASDAQ:   If your shares are held on the NASDAQ in a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the relevant directions from your broker, bank or other nominee, and must do so prior to the deadline for submitting voting instructions (i.e., by 11:59 p.m. EDT on October 8, 2018).

Beneficial Owners on the TASE:   If your shares are held through a member of the TASE, you can change your vote (a) by mailing an additional executed TASE Ownership Proof Certificate along with a later-dated executed proxy card, to our company at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, (b) by following the relevant instructions for changing your vote at the ISA electronic voting site online, or (c) by attending the special general meeting and voting in person (by following the procedure described under the question “How can I vote?” above). In the case of options (a) and (b), the deadline for changing your vote will be the same as for initially submitting your vote (namely, six hours prior to the time fixed for the meeting).
Registered Shareholders:   Registered shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the special general meeting. Shares represented by any proxy in the enclosed form (including a proxy serving as revocation of an earlier proxy), or shares that are subject to a written revocation, if the proxy or revocation is properly executed and received by our transfer agent by 11:59 p.m. EDT on October 8, 2018, or at SodaStream’s Israeli offices by 8:00 a.m. (Israel time), on October 9, 2018, will be voted (or not voted, as appropriate) as indicated therein with respect to the merger proposal and as determined by the Board concerning any other matter that may be presented to the special general meeting, as described above.
Q:
If I purchased my SodaStream ordinary shares after the record date, may I vote these shares at the SodaStream special general meeting?

A:
No. A shareholder is not entitled to vote shares purchased after the record date because the shareholder was not the record holder of those shares on the record date. Only the holder as of the record date may vote shares. However, such shareholder’s SodaStream ordinary shares will be automatically converted into and represent the right to receive $144.00 per SodaStream ordinary share in cash, without interest and less any applicable withholding taxes.

Q:
What happens if I sell my shares before the special general meeting?

A:
The record date for the special general meeting is earlier than the date of the special general meeting and the date that the merger is expected to be completed. If you transfer your SodaStream ordinary shares after the record date but before the special general meeting, you will retain your right to vote at the special general meeting, but will have transferred the right to receive the merger consideration with respect to such SodaStream ordinary shares. In order to receive the merger consideration, you must hold your SodaStream ordinary shares through the completion of the merger.
Q:
Should I send in my SodaStream share certificates now? When can I expect to receive the merger consideration for my shares?

A:
No. Please do not send your SodaStream share certificates with your proxy card or voting instruction form. Prior to the effective time of the merger, Parent will select a bank or trust company reasonably acceptable to SodaStream to act as the paying agent for the merger (the “paying agent”). After the merger is completed, the paying agent will send you a letter of transmittal with detailed instructions regarding the surrender of your SodaStream share certificates for the merger consideration.

Q:
Will the merger consideration payable to me be subject to Israeli capital gains tax?

A:
As a general rule, Israeli resident shareholders are subject to Israeli capital gains tax on the merger consideration. Non-Israeli resident shareholders who acquired their SodaStream ordinary shares prior to November 3, 2010 (the date on which these shares were registered for trading on the NASDAQ) and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance (as defined below) and regulations promulgated thereunder or an applicable tax treaty to which the State of Israel is a party (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (the “ITA”) allowing for an exemption), including the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “Treaty”) described in this proxy statement, may be subject to Israeli capital gains tax on the disposition of their SodaStream ordinary shares in the merger. Such shareholders, as well as shareholders who were Israeli residents in the past, should consult their tax advisors regarding the tax consequences of the merger to them.

Non-Israeli resident shareholders who have acquired their SodaStream ordinary shares after such shares were registered for trading (i.e., after November 3, 2010), are generally exempt from Israeli capital gains tax (subject to delivery to the paying agent of the relevant documentation as instructed in the pre-tax ruling discussed below or the receipt in advance of a valid certificate from the ITA), unless such shareholders have a permanent establishment in Israel or such shareholders or the particular capital gain is subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.
Q:
Will the merger consideration payable to me be subject to Israeli tax withholding?

A:
According to Israeli law, Parent is required to withhold Israeli taxes from the merger consideration even if you are not subject to Israeli capital gains tax. We intend to submit an application to the ITA in order to clarify the withholding mechanism. As part of the application, we will request that non-Israeli shareholders holding shares subject to the stock register maintained by SodaStream’s U.S. transfer agent that are held through non-Israeli or Israeli brokers who hold less than 5% of the outstanding SodaStream ordinary shares and which were purchased after November 3, 2010 (the date on which SodaStream listed its shares on the NASDAQ) be exempt from withholding to the extent that such shareholders provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased. We cannot assure you that our application will be accepted.

Q:
Will the merger consideration paid to U.S. holders of SodaStream ordinary shares be subject to U.S. federal income tax?

A:
The receipt of merger consideration by SodaStream shareholders that are U.S. holders will be a taxable event for U.S. federal income tax purposes. For more details, see “The Merger — Material U.S. Federal and Israeli Income Tax Consequences.”

Q:
How can I obtain additional information about SodaStream?

Our Annual Report on Form 20-F and other SEC filings may be accessed on the Internet at www.sec.gov or on the investor relations page of SodaStream’s website at sodastream.investorroom.com. The information provided on our website is not part of this proxy statement and therefore is not incorporated by reference herein. These documents are also available without charge on the ISA’s website at www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. For a more detailed description of the information available, please refer to “Where You Can Find Additional Information.”
Q:
What should I do if I have questions about the special general meeting, the merger or this document?

A:
If you have any questions about the special general meeting, the merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:

SodaStream USA Inc.
200 E. Park Drive
Suite 600
Mount Laurel, NJ 08054
Attention: Brendon Frey, Investor Relations
Phone: 1-800-763-2258
Fax: 1-856-667-7893
Email: IR@SodaStream.com
If your bank, broker or other nominee holds your shares, you may also call your bank, broker or other nominee for additional information.

RISK FACTORS
In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements” on page 20, you should consider carefully the following risk factors in determining how to vote at the special general meeting. The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of SodaStream’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 22, 2018, and incorporated by reference into this proxy statement.
The merger may not be completed, due to the failure of the parties to achieve the closing conditions or otherwise; such a failure could negatively impact our share price, business, financial condition, results of operations or prospects.
The merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement — Conditions to the Merger” beginning on page 76, including, among others, that:
•
the SodaStream shareholders have approved the merger agreement;

•
the required authorizations, consents, clearances, orders or approvals of, or registrations or filings with, applicable governmental authorities have been filed or have been obtained, and the expiration or earlier termination of any waiting period (and any extension thereof) under applicable antitrust laws have occurred;

•
at least 50 days have elapsed after the filing of a merger proposal with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the merger by the SodaStream shareholders and the approval of the merger by the shareholder of Merger Sub have been obtained; and

•
no governmental authority of competent jurisdiction has enacted, issued or promulgated any law which is in effect and which has the effect of making the merger illegal or prohibiting or otherwise preventing the consummation of the merger, or issued or granted any order which has the effect of making the merger illegal or prohibiting or otherwise preventing the consummation of the merger.

No assurance can be given that each of the conditions will be satisfied. In addition, the merger agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 77. If the conditions are not satisfied or waived in a timely manner and the merger is delayed, payment of the merger consideration will also be delayed.
If the merger is not completed (including in the case the merger agreement is terminated), our ongoing business may be adversely affected. Under such a scenario, our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and employees, and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of SodaStream ordinary shares.
We also could be subject to litigation related to any failure to complete the merger. If these risks materialize, our financial condition, results of operations or prospects could be materially adversely affected.
Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the merger proposal.
Certain of SodaStream’s officers and directors may have interests in the transactions contemplated by the merger agreement that are different from, or are in addition to, those of SodaStream’s other shareholders, which interests are described in the section entitled “The Merger — Interests of Certain of

SodaStream’s Executive Officers and Directors in the Merger” beginning on page 46. These interests include, among other things, the acceleration of certain equity-based awards, as well as the fact that Parent has established a cash and equity retention program with respect to the employment of SodaStream’s Chief Executive Officer as well as certain of SodaStream’s other executive officers and employees (including all of our most senior executives), to become effective following the consummation of the merger. These interests could cause members of the Board or our management to have a conflict of interest in recommending approval of the merger proposal.
The fact that there is a merger pending could materially harm our business and results of operations.
While the merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:
•
the diversion of management and employee attention from implementing our growth strategy in our existing markets, including the United States and Germany, or in new markets that we are targeting;

•
potential diversion of public attention from our positioning of our independent brand and products in a manner that appeals to consumers, including from our extensive advertising and promotional campaigns in certain key markets, as well as our digital and social media campaigns;

•
the fact that we have and will continue to incur expenses related to the merger prior to its closing; and

•
our potential inability to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with SodaStream following the completion of the merger. This uncertainty may materially adversely affect our ability to attract and retain key personnel.
Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.
Until the merger is completed or the merger agreement is terminated, with limited exceptions, the merger agreement prohibits us from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. If SodaStream terminates the merger agreement prior to the receipt of the approval of the merger by SodaStream’s shareholders in order to immediately enter into a written definitive agreement with respect to a superior proposal, SodaStream is required to pay to Parent a termination fee of  $119.0 million. SodaStream is also required to pay to Parent a termination fee of  $119.0 million if  (a) the Board (or a committee thereof) withdraws, amends or modifies, or publicly proposes to do so, in a manner adverse to Parent in any material respect, its recommendation in favor of the merger, approves or recommends, or proposes to approve or recommend, any alternative acquisition proposal, or resolves, agrees or proposes to take any such actions, (b) a tender or exchange offer for SodaStream ordinary shares that constitutes an acquisition proposal is commenced by a person unaffiliated with Parent and, within 10 business days (as defined in the merger agreement) after the public announcement of the commencement of that proposal, SodaStream does not make the appropriate regulatory filing recommending that its shareholders not tender any shares into that offer, or (c) any other acquisition proposal is publicly disclosed and the Board (or a committee thereof) fails to reaffirm publicly its recommendation to SodaStream’s shareholders to approve the merger within 10 business days after Parent requests in writing (provided that Parent may not make more than two such requests in the aggregate following the disclosure of any such acquisition proposal). Similarly, SodaStream must pay such $119.0 million termination fee if  (x) either SodaStream or Parent terminates the merger agreement as a result of the failure to obtain the approval of the merger by SodaStream’s shareholders or Parent terminates the merger agreement as a result of SodaStream’s breach of any of its representations, warranties or covenants under the merger agreement such that certain conditions for closing would not be satisfied and it fails to cure, or cannot cure, such breach within 30 business days after receiving written notice thereof from Parent, (y) with respect to a termination of the merger agreement as a result of the failure to obtain the approval of the merger by SodaStream’s shareholders, an alternative acquisition proposal is publicly announced after the date of the merger agreement and prior to the date of the special general meeting, or with respect to a termination of the merger agreement as a result of SodaStream’s breach of any of its representations, warranties or covenants under the merger agreement, an alternative acquisition proposal is publicly announced or otherwise communicated to the Board or senior management after the date of the merger agreement and prior to such termination of the merger agreement, and (z) within 12 months after such termination, SodaStream enters into an agreement in respect of an alternative acquisition proposal or effects an alternative acquisition transaction, regardless of whether it is with the party who made the initial acquisition proposal. The merger agreement also provides for certain matching rights in favor of Parent in connection with superior proposals received by SodaStream. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the merger.
If the merger is not consummated by March 31, 2019, either we or PepsiCo may, under certain circumstances that may be beyond our control, choose not to proceed with the merger.
The merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement — Conditions to the Merger” beginning on page 76 and set forth in the merger agreement. The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the merger, the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), our receipt of approval (or exemption from approval) for the merger under Israeli, European Union and Taiwanese antitrust laws, and the receipt of approval from the Israeli Investment Center of the Israeli Ministry of Economy and Industry. If the merger has not been completed by March 31, 2019, either SodaStream or PepsiCo may generally terminate the merger agreement, notwithstanding the prior receipt of the approval of the merger by SodaStream’s shareholders, except that the right to terminate the merger agreement would not be available to a party that is in material breach of the merger agreement or whose actions or omissions, which constitute a breach of the merger agreement, are a principal cause of, or primarily result in, the failure of the merger to be completed on or before that date.

SUMMARY
This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire document, its annexes and the documents we refer to. See “Where You Can Find More Information.” The merger agreement is attached as Annex A to this document and is incorporated by reference into this proxy statement. We encourage you to read it in its entirety, as it is the most important legal document that governs the merger.
The Companies
SodaStream International Ltd.
Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel
We manufacture, distribute and sell home beverage carbonation systems that enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. We believe our sparkling water makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated beverages. Our home beverage carbonation systems and other products promote health and wellness and empower people with simple, creative and fun ways to make water exciting and to drink more water. Our products are also environmentally friendly, cost-effective and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles and cans home from the supermarket, store them at home or regularly dispose of empty bottles and cans. Educating consumers about these benefits is a key element of our strategy to build awareness and strengthen our brand.
PepsiCo, Inc.
700 Anderson Hill Road, Purchase, New York 10577
PepsiCo is a leading global food and beverage company with a complementary portfolio of enjoyable brands, including Frito-Lay, Gatorade, Pepsi-Cola, Quaker and Tropicana. Through its operations, authorized bottlers, contract manufacturers and other third parties, PepsiCo makes, markets, distributes and sells a wide variety of convenient and enjoyable beverages, foods and snacks, serving customers and consumers in more than 200 countries and territories around the world.
PepsiCo Ventures B.V.
Zonnebaan 35
3542 EB Utrecht
The Netherlands
and
c/o PepsiCo, Inc.
700 Anderson Hill Road, Purchase, New York 10577
Buyer is a newly-formed, wholly-owned subsidiary of PepsiCo. This subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Prior to the closing of the merger, Buyer will become party to the merger agreement under a joinder to the merger agreement pursuant to which Buyer will become bound by the terms and conditions of the merger agreement.
Saturn Merger Sub Ltd.
c/o PepsiCo, Inc.
700 Anderson Hill Road, Purchase, New York 10577
Merger Sub is a newly-formed, wholly-owned subsidiary of PepsiCo. PepsiCo formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence.
See “The Companies” beginning on page 28.

SodaStream’s Reasons for the Merger; Recommendation of SodaStream’s Board of Directors
After careful consideration, the Board has:
•
determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, SodaStream and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of SodaStream to its creditors;

•
approved the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

•
determined to recommend that SodaStream’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The Board unanimously recommends that you vote “FOR” the merger proposal.
In reaching its decision to approve the merger proposal and to recommend that SodaStream shareholders vote to approve the merger proposal, the Board consulted with SodaStream’s management and SodaStream’s financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Merger — Reasons for Approval of the Merger; Recommendations.”
Opinion of SodaStream’s Financial Advisor
In connection with the merger, SodaStream retained Perella Weinberg Partners LP (“Perella Weinberg”) to act as its financial advisor. On August 19, 2018, Perella Weinberg rendered its oral opinion, confirmed in writing, to the Board to the effect that as of such date and based upon and subject to various factors, assumptions, qualifications and limitations set forth therein, the proposed merger consideration to be received by the holders of SodaStream ordinary shares (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders. For purposes of Perella Weinberg’s financial analyses and opinion, the term “excluded shares” refers to SodaStream ordinary shares held in the treasury of SodaStream or owned by PepsiCo or any direct or indirect wholly-owned subsidiary of SodaStream or PepsiCo immediately prior to the effective time of the merger.
The full text of Perella Weinberg’s written opinion, dated August 19, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex B to this proxy statement and is incorporated by reference herein. Holders of SodaStream ordinary shares are urged to read Perella Weinberg’s opinion carefully and in its entirety. The opinion does not address the underlying business decision of SodaStream to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may have been available to SodaStream. The opinion was not intended to be and does not constitute, a recommendation to the Board or to any other persons in respect of the merger, including as to whether any holder of SodaStream ordinary shares should vote or otherwise act with respect to the proposed merger or any other matter, and does not in any manner address the prices at which SodaStream ordinary shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or any consideration received in connection with the merger by, the holders of any other class of securities, creditors or other constituencies of SodaStream. Perella Weinberg provided its opinion for the information and assistance of the Board in connection with, and for the purposes of its evaluation of, the merger. The summary set forth below is qualified in its entirety by reference to the full text of the opinion.
See “The Merger — Opinion of SodaStream’s Financial Advisor.”

Interests of Certain Persons; Share Ownership of SodaStream’s Directors and Executive Officers
When considering the recommendation by the Board to vote “FOR” the merger proposal, you should be aware that executive officers and directors of SodaStream have interests in the merger that are in addition to, and may be different from, your interests, including:
•
Acceleration of Vesting of Unvested Options and RSUs; Payment for PSUs; Value Attributable to Outstanding Vested and Unvested Options, RSUs and PSUs.

•
Each outstanding and unexercised option to purchase SodaStream ordinary shares issued under the Equity Plans, whether or not then vested — including options held by SodaStream officers and directors — will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess, if any, of  $144.00 over the exercise price per SodaStream ordinary share for such option and (b) the total number of SodaStream ordinary shares underlying such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price per SodaStream ordinary share for any option is equal to or greater than $144.00, such option will be canceled without payment of any consideration.

•
Each outstanding RSU, representing the right to receive SodaStream ordinary shares, whether or not then vested — including RSUs held by SodaStream officers and directors — will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment.

•
Each PSU, representing the right to receive SodaStream ordinary shares, which is outstanding as of the effective time of the merger and that vests pursuant to the terms of the applicable grant agreement, will be accelerated and become immediately vested, and will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such PSU, less applicable withholding taxes required to be withheld with respect to that payment, and paid in accordance with the applicable terms and conditions of the PSU. Each PSU that does not vest in accordance with the applicable grant agreement will be canceled without payment of any consideration.

•
Retention Arrangements.   PepsiCo has indicated that retention of employees is key to the success of the merger. In order to retain and motivate our executive officers and other employees following the merger, PepsiCo has established a cash and equity retention program, to become effective following the consummation of the merger.

•
Indemnification and Insurance.   Our executive officers and directors will also benefit from the indemnification provisions contained in the merger agreement with respect to their acts or omissions as executive officers or directors of SodaStream prior to or at the effective time of the merger. In accordance with the merger agreement and subject to the approval of the merger proposal at the special general meeting, SodaStream intends to acquire a run-off directors’ and officers’ liability insurance for seven years commencing at the effective time of the merger.

As of the record date for the special general meeting, the directors and executive officers of SodaStream, as a group, beneficially owned in the aggregate approximately 1% of the outstanding SodaStream ordinary shares.
See “Share Ownership of Certain Beneficial Owners, Directors and Executive Officers of SodaStream” and “The Merger — Interests of Certain of SodaStream’s Executive Officers and Directors in the Merger.”

The Merger Agreement
The merger agreement is attached as Annex A to this document. You should read the merger agreement carefully in its entirety. It is the most important legal document governing the merger. See “The Merger Agreement.”
Structure of the Merger
The merger is being effected as a merger between SodaStream and Merger Sub under the Companies Law. In the merger, Merger Sub, a direct wholly-owned subsidiary of Buyer, will be merged with and into SodaStream. SodaStream will be the surviving company of the merger and will become a direct wholly-owned subsidiary of Buyer. See “The Merger Agreement — The Merger.”
Consideration
If the merger is completed, each holder of SodaStream ordinary shares at the effective time of the merger will be entitled to receive $144.00 per SodaStream ordinary share in cash, without interest and less any applicable withholding taxes (the “merger consideration”). See “The Merger — Effects of the Merger on SodaStream Ordinary Shares,” and “The Merger Agreement — The Merger Consideration and the Conversion of Share Capital.”
Treatment of Options, RSUs and PSUs Outstanding under our Equity Plans
As of the effective time of the merger, the Equity Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of SodaStream or any of its subsidiaries will be canceled.
At the effective time of the merger, each outstanding and unexercised option to purchase SodaStream ordinary shares, whether or not then vested, will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess, if any, of  $144.00 over the exercise price per SodaStream ordinary share for such option and (b) the total number of SodaStream ordinary shares underlying such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price per SodaStream ordinary share for any option is equal to or greater than $144.00, such option will be canceled without payment of any consideration. Each outstanding RSU, representing the right to receive SodaStream ordinary shares, whether or not then vested, will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment. Each PSU, representing the right to receive SodaStream ordinary shares, which is outstanding as of the effective time of the merger and that vests pursuant to the terms of the applicable grant agreement, will be accelerated and become immediately vested, and will be canceled in exchange for the right to receive a cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such PSU, less applicable withholding taxes required to be withheld with respect to that payment, and paid in accordance with the applicable terms and conditions of the PSU. Each PSU that does not vest in accordance with the applicable grant agreement will be canceled without payment of any consideration. See “The Merger — Effect of the Merger on Equity Plans.”
The Special General Meeting of SodaStream’s Shareholders
Date, Time, Place and Agenda.   The special general meeting is scheduled to be held at the principal executive offices of SodaStream, located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, at 2:00 p.m. (Israel time), on October 9, 2018. The meeting is being held for the purpose of considering a proposal to approve the acquisition of SodaStream by Buyer, including approval of the merger agreement, the merger, the merger consideration, the purchase by SodaStream of run-off directors’ and officers’ liability insurance for a period of seven years commencing at the effective time of the merger, as permitted by the merger agreement, and all other transactions and arrangements contemplated under the merger agreement (the “merger proposal”).

We do not currently expect there to be any other matters on the agenda at the special general meeting; however, if any other matter is properly presented at the special general meeting, including voting on the adjournment or postponement of the special general meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.
Record Date.   SodaStream has fixed September 4, 2018 as the record date for the special general meeting. If you were a SodaStream shareholder at the close of business on the record date, you are entitled to vote on matters that come before the SodaStream special general meeting. There are 22,712,995 SodaStream ordinary shares entitled to be voted at the special general meeting.
Required Vote.   The approval of each of the merger proposal requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon, excluding abstentions and broker non-votes. The foregoing majority in favor of the merger proposal must be achieved even after excluding the votes of any shares of SodaStream held by (a) Parent, Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Parent, Buyer or Merger Sub; (b) a person or entity acting on behalf of Parent, Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by Parent, Buyer, Merger Sub or any of the foregoing) (each, a “Parent Affiliate”). See “The Special General Meeting.”
Conditions to the Merger
The parties will complete the merger only if the parties satisfy or waive several conditions. The conditions include, among others:
Conditions to Each Party’s Obligations.
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the SodaStream shareholders have approved the merger agreement;

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the required authorizations, consents, clearances, orders or approvals of, or registrations or filings with, applicable governmental authorities have been filed or have been obtained, and the expiration or earlier termination of any waiting period (and any extension thereof) under applicable antitrust laws have occurred;

•
at least 50 days have elapsed after the filing of a merger proposal with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the merger by the SodaStream shareholders and the approval of the merger by the shareholder of Merger Sub have been obtained; and

•
no governmental authority of competent jurisdiction has enacted, issued or promulgated any law which is in effect and which has the effect of making the merger illegal, prohibiting or otherwise preventing the consummation of the merger, or issued or granted any order which has the effect of making the merger illegal or prohibiting or otherwise preventing the consummation of the merger.

Conditions to Parent’s and Merger Sub’s Obligations.
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accuracy of the representations and warranties of SodaStream in the merger agreement, subject to certain qualifiers;

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performance in all material respects by SodaStream of its obligations under the merger agreement;

•
absence of the occurrence of any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to SodaStream and its subsidiaries, taken as a whole, since the execution and delivery of the merger agreement; and

•
delivery of an officer’s certificate by SodaStream certifying that the above conditions have been satisfied.

Conditions to SodaStream’s Obligations.
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accuracy of the representations and warranties of Parent and Merger Sub in the merger agreement, subject to certain qualifiers;

•
performance in all material respects by Parent and Merger Sub of their obligations under the merger agreement; and

•
delivery of an officer’s certificate by Parent and Merger Sub certifying that the above conditions have been satisfied.

See “The Merger Agreement — Conditions to the Merger.”
Termination of the Merger Agreement
Parent and SodaStream may terminate the merger agreement by mutual written agreement at any time prior to the effective time of the merger, notwithstanding the prior receipt of the approval of the merger by SodaStream’s shareholders. In addition, either Parent or SodaStream may terminate the merger agreement if any of the following occurs:
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any governmental authority of competent jurisdiction has issued an order, or any other action by any governmental authority has been taken, permanently enjoining, restraining or otherwise prohibiting the merger and such order or other action has become final and non-appealable, except that the right to terminate the merger agreement in this circumstance will not be available to any party if the issuance of the order or other action was primarily due to the failure of that party to perform any of its obligations under the merger agreement;

•
the merger is not consummated by March 31, 2019 (such date referred to as the “outside date”), except that the right to terminate the merger agreement in this circumstance will not available to a party (a) whose actions or omissions, which constitute a breach of the merger agreement, have been the primary cause of, of primarily resulted in, the failure of the merger to occur on or before such date, or (b) that is in material breach of the merger agreement; or

•
the approval of the merger by the SodaStream shareholders is not obtained upon the holding of a vote at the special general meeting.

In addition, SodaStream may terminate the merger agreement prior to receipt of its shareholders’ approval of the merger in order to immediately enter into a written definitive agreement with respect to a superior proposal if, concurrently with the termination of the merger agreement, SodaStream pays Parent a termination fee of  $119.0 million. SodaStream may also terminate the merger agreement at any time prior to the effective time of the merger, notwithstanding the prior receipt of the approval of the merger by the SodaStream shareholders, if Parent or Merger Sub has breached any of its representations, warranties or covenants under the merger agreement such that certain conditions for closing would not be satisfied, and has failed to cure, or cannot cure, such breach within 30 business days (as defined in the merger agreement) after receiving written notice thereof from SodaStream.
Parent may terminate the merger agreement at any time prior to the receipt of the approval of the merger by the SodaStream shareholders if: (a) the Board (or a committee thereof) has withdrawn, amended or modified, or publicly proposed to do so, in a manner adverse to Parent in any material respect, its recommendation in favor of the merger, approved or recommended, or proposed to approve or recommend, any alternative acquisition proposal, or resolved, agreed or proposed to take any such actions; (b) a tender or exchange offer for SodaStream ordinary shares that constitutes an acquisition proposal (whether or not such proposal is a superior proposal) is commenced by a person unaffiliated with Parent and, within 10 business days after the public announcement of the commencement of such acquisition proposal, SodaStream does not make the appropriate regulatory filing recommending that its shareholders not tender any of SodaStream ordinary shares into such tender or exchange offer; or (c) any other acquisition proposal is publicly disclosed and the Board (or a committee thereof) fails to reaffirm publicly its recommendation to SodaStream’s shareholders to approve the merger within 10 business days after Parent so requests in writing, provided that Parent may not make more than two such requests in the aggregate following the disclosure of any such acquisition proposal. Parent may also terminate the merger agreement at any time prior to the effective time of the merger, notwithstanding the prior receipt by SodaStream of the approval of the merger by the SodaStream shareholders if SodaStream has breached any of its representations, warranties or covenants under the merger agreement such that certain conditions for closing would not be satisfied, and has failed to cure, or cannot cure, such breach within 30 business days after receiving written notice thereof from Parent.
See “The Merger Agreement — Termination of the Merger Agreement.”
No Solicitation of Acquisition Proposals
The merger agreement contains detailed provisions restricting SodaStream’s right to solicit acquisition proposals.
See “The Merger Agreement — No Solicitation.”
Termination Fees
SodaStream is required to pay to Parent a termination fee of  $119.0 million, if the merger agreement is terminated under any of the following circumstances:
•
(a) either (i) SodaStream or Parent terminates the merger agreement as a result of the failure to obtain the approval of the merger by the SodaStream shareholders or (ii) Parent terminates the merger agreement due to SodaStream’s breach of any of its representations, warranties or covenants under the merger agreement such that certain closing conditions cannot be satisfied and it does not cure, or cannot cure, such breach within 30 business days after SodaStream receives a notice by Parent of such breach, and (b) an alternative acquisition proposal is publicly announced after the date of the merger agreement and prior to the date of the special general meeting, in respect of a termination of the merger agreement in accordance with scenario (i) above, or an alternative acquisition proposal is publicly announced or otherwise communicated to the Board or senior management after the date of the merger agreement and prior to the termination of the merger agreement in accordance with scenario (ii) above, and (c) within 12 months after the termination of the merger agreement, SodaStream enters into an agreement in respect of an alternative acquisition transaction or effects a transaction in respect of an alternative acquisition proposal (regardless as to whether it is with the party who initially made the subject alternative acquisition proposal);

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SodaStream terminates the merger agreement prior to the receipt of the approval of the merger by the SodaStream shareholders in order to immediately enter into a written definitive agreement with respect to a superior proposal; or

•
Parent terminates the merger agreement as a result of any of  (a) the Board (or a committee thereof) withdrawing, amending or modifying, or publicly proposing to do so, in a manner adverse to Parent in any material respect, its recommendation in favor of the merger, approving or recommending, or proposing to approve or recommend, any alternative acquisition proposal, or resolving, agreeing or proposing to take any such actions, (b) a tender or exchange offer for SodaStream ordinary shares constituting an alternative acquisition proposal, whether or not such alternative acquisition proposal constitutes a superior proposal, being commenced by a person unaffiliated with Parent and, within 10 business days after the public announcement of the commencement of such alternative acquisition proposal, SodaStream failing to make the appropriate regulatory filing recommending that its shareholders not tender any of SodaStream ordinary shares into such tender or exchange offer, or (c) any other acquisition proposal being publicly disclosed and the Board (or a committee thereof) failing to reaffirm publicly its recommendation to SodaStream’s shareholders to approve the merger within 10 business days after Parent so requests in writing, provided that Parent may not make more than two such requests in the aggregate following the disclosure of any such acquisition.

See “The Merger Agreement — Termination Fees.”

Expenses
All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party or parties incurring such fees and expenses, whether or not the merger is consummated.
See “The Merger Agreement — Expenses.”
Absence of Appraisal Rights
Under Israeli law, holders of SodaStream ordinary shares are not entitled to statutory appraisal rights in connection with the merger.
Regulatory Approvals
Under the merger agreement, Parent and SodaStream are required to (a) file the Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”), as required by the HSR Act, as promptly as reasonably practicable after August 20, 2018 and no later than 10 business days following August 20, 2018, (b) file with the applicable governmental authorities, including the European Commission (as required by the Council Regulation (EC) No 139/2004 of 20 January 2004 (the “EU Merger Regulation”)) and the Taiwan Fair Trade Commission, the notifications required by their respective antitrust laws, as promptly as reasonably practicable after August 20, 2018, (c) submit to the Israeli Antitrust Authority (the “IAA”) merger notifications under the Israeli Restrictive Trade Practices Law-1988 (the “RTPL Law”) in connection with the merger, as soon as practicable after August 20, 2018 but in no event later than 10 business days thereafter, and (d) file comparable pre-merger or post-merger notification filings, forms and submissions with any other governmental authority that is required by any other antitrust laws as soon as practicable and in any event before the expiration of any applicable legal deadline. Each of Parent and SodaStream are furthermore required to (w) cooperate and coordinate with one other in the making of such filings, (x) supply the other with any information that may be required in order to make such filings, (y) supply any additional information that reasonably may be required or requested by the FTC, the DOJ, the IAA, the European Commission, the Taiwan Fair Trade Commission or the governmental authorities of any other applicable jurisdiction in which any such filing is made under any other antitrust laws, and (z) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, the RTPL Law, the EU Merger Regulation or any other antitrust laws as soon as practicable, and to obtain any required consents under any other antitrust laws applicable to the merger as soon as practicable, and to avoid any impediment to the consummation of the merger under any antitrust laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, the European Commission, the Taiwan Fair Trade Commission, the IAA or any other governmental authority or person may assert under any applicable antitrust laws with respect to the merger. Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the merger were filed with the DOJ and the FTC on September 6, 2018, and the 30-calendar day waiting period with respect to the merger commenced on September 7, 2018. An exemption from merger notifications under the RTPL Law was issued by the IAA on August 29, 2018.
SodaStream is further required to prepare and file with the Israeli Investment Center of the Israeli Ministry of Economy and Industry (the “Investment Center”), as soon as practicable after the date of the merger agreement, but no later than 10 business days thereafter, an application to obtain the approval of the Investment Center (the “Investment Center Approval”) with respect to the change of ownership of SodaStream to be effected by the merger. Following the receipt of the Investment Center Approval, SodaStream will prepare and file with the Israel Land Authority (the “ILA”) an application to obtain the approval of the ILA to the merger (the “ILA Approval”). Each of SodaStream and Parent are required to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of the applications for such approvals and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval and the ILA Approval. The application to obtain Investment Center Approval was filed on September 5, 2018 and approved in principle on September 6, 2018.

See “The Merger — Regulatory Matters.”
Material U.S. Federal and Israeli Income Tax Consequences
The receipt by a U.S. holder of cash in exchange for SodaStream ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and its aggregate adjusted tax basis in SodaStream ordinary shares that it exchanges therefor.
See the section of this document titled “The Merger — Material U.S. Federal and Israeli Income Tax Consequences” for a summary discussion of material U.S. federal income tax consequences of the merger to U.S. holders and material Israeli tax consequences in connection with the merger. You should consult your tax advisor about the particular tax consequences of the merger to you.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
This document and the documents incorporated by reference into this document contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements contained in the sections of this proxy statement entitled “Questions and Answers about the Merger,” “Summary” and “The Merger” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:
•
the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•
the outcome of any legal proceedings that may be instituted against SodaStream or others relating to the merger agreement;

•
the failure of the merger to close for any other reason;

•
risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger, and the effect of the announcement of the merger on our operating results and business generally;

•
the distraction of our management resulting from the proposed transaction; and

•
other risks detailed in our filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See the section of this proxy statement entitled “Where You Can Find More Information” beginning on page 82 and “Risk Factors” beginning on page 8.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. The business, financial condition or results of operations of SodaStream — whether prior to or following its acquisition by PepsiCo — could be materially adversely affected by any of these factors. SodaStream does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

MARKET PRICE AND DIVIDEND DATA
SodaStream ordinary shares are traded on the NASDAQ under the symbol “SODA.” SodaStream’s fiscal year ends on December 31.
The following table sets forth, for each of the periods indicated, the high and low sales prices of SodaStream ordinary shares in U.S. dollars on the NASDAQ:
	US$ Price Per SodaStream Ordinary Share
	High	Low
Annual:
2018 (through September 11, 2018)	143.20	69.24
2017	72.14	38.36
2016	41.33	11.66
2015	24.38	11.40
2014	51.71	19.85
2013	77.80	45.25
Quarterly:
Third Quarter 2018 (through September 11, 2018)	143.20	83.82
Second Quarter 2018	98.26	81.77
First Quarter 2018	96.32	69.24
Fourth Quarter 2017	72.14	59.76
Third Quarter 2017	66.55	49.73
Second Quarter 2017	57.68	48.68
First Quarter 2017	51.25	38.36
Fourth Quarter 2016	41.33	23.77
Third Quarter 2016	30.70	20.78
Most Recent Six Months:
September 2018 (through September 11, 2018)	142.96	142.40
August 2018	143.20	102.02
July 2018	91.32	83.82
June 2018	93.48	81.77
May 2018	94.78	83.07
April 2018	98.26	88.16
March 2018	96.32	79.48
On September 11, 2018, the last reported sale price of SodaStream ordinary shares on the NASDAQ was $142.67 per SodaStream ordinary share.
SodaStream ordinary shares have been listed on the TASE under the symbol “SODA” since December 15, 2015. The following table sets forth for the periods indicated the high and low sales prices per SodaStream ordinary share as reported on the TASE in New Israeli Shekels (“NIS”). On September 9, 2018, the representative exchange rate between the U.S. dollar and the NIS as reported by the Bank of Israel was US $1= NIS 3.58.

	NIS Price Per SodaStream Ordinary Share
	High	Low
Annual:
2018 (through September 6, 2018)	524.30	239.80
2017	253.80	145.40
2016	159.90	46.84
2015 (commencing December 15, 2015)	70.30	61.46
Quarterly:
Third Quarter 2018 (through September 6, 2018)	524.30	308.20
Second Quarter 2018	349.40	301.90
First Quarter 2018	336.00	239.80
Fourth Quarter 2017	253.80	212.40
Third Quarter 2017	230.80	180.10
Second Quarter 2017	210.00	174.60
First Quarter 2017	190.90	145.40
Fourth Quarter 2016	159.90	92.65
Third Quarter 2016	116.90	79.55
Most Recent Six Months:
September 2018 (through September 6, 2018)	518.40	510.40
August 2018	524.30	315.80
July 2018	331.20	308.20
June 2018	334.50	303.20
May 2018	344.70	301.90
April 2018	349.40	312.60
March 2018	336.00	282.20
On September 6, 2018, the last reported sale price of SodaStream ordinary shares on the TASE was NIS 512.60 per SodaStream ordinary share.
Since our IPO, we have not declared or paid cash dividends on SodaStream ordinary shares. Our current policy is to retain earnings for use in our business.

THE SPECIAL GENERAL MEETING
General; Date; Time and Place
This document is furnished in connection with the solicitation of proxies by the Board for use at SodaStream’s special general meeting. The special general meeting will be held at the principal executive offices of SodaStream, located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, on October 9, 2018 at 2:00 p.m. (Israel time), unless it is postponed or adjourned.
Purpose of the Special General Meeting
At the special general meeting, holders of SodaStream ordinary shares will be asked to approve the acquisition of SodaStream by Buyer, including approval of the merger agreement, the merger, the merger consideration, the purchase by SodaStream of run-off directors’ and officers’ liability insurance for a period of seven years commencing at the effective time of the merger, as permitted by the merger agreement, the acceleration of the equity awards granted to holders of such awards, including members of the Board, in accordance with the terms of the merger agreement, and all other transactions and arrangements contemplated under the merger agreement (collectively, the “merger proposal”).
You also will be asked to consider and, as applicable, vote upon, any other business that may properly come before the special general meeting or any adjournment or postponement of the special general meeting, including voting on the adjournment or postponement of such meetings. SodaStream currently does not contemplate that any other matters will be considered at the special general meeting.
Shareholders Entitled to Vote; Record Date
Shareholders of record who held SodaStream ordinary shares at the close of business on September 4, 2018 (the “record date”) are entitled to vote at the special general meeting. Shareholders who, as of the record date, held SodaStream ordinary shares on the NASDAQ through a bank, broker or other nominee which is a shareholder of record of SodaStream or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the special general meeting, but may not vote their shares in person at the meeting without obtaining, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares, and an account statement showing that they held the shares in their account as of the record date. Shareholders who, as of the record date, held SodaStream ordinary shares through a member of the TASE, may also vote in person at the meeting, by presenting a certificate signed by a member of the TASE which complies with the Israeli regulations as proof of ownership of the shares.
Alternatively, all of the above-described categories of shareholders as of the record date may vote their shares or direct how their shares are voted in other manners — without attending the special general meeting — as detailed below.
As of the record date, there were 22,712,995 SodaStream ordinary shares issued, outstanding and entitled to vote at the special general meeting.
Recommendation of SodaStream’s Board of Directors
After careful consideration, the Board has:
•
determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, SodaStream and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of SodaStream to its creditors;

•
approved the merger agreement, the merger, the merger consideration, the run-off directors’ and officers’ liability insurance, the acceleration of the equity awards granted to holders of such awards, including members of the Board, in accordance with the terms of the merger agreement, and the other transactions and arrangements contemplated under the merger agreement; and

•
determined to recommend that SodaStream’s shareholders approve the merger agreement, the merger, the merger consideration, the run-off directors’ and officers’ liability insurance, the acceleration of the equity awards granted to holders of such awards, including members of the Board, in accordance with the terms of the merger agreement, and the other transactions and arrangements contemplated under the merger agreement.

Accordingly, the Board unanimously recommends that you vote “FOR” the merger proposal.
Quorum and Voting
Pursuant to SodaStream’s articles of association, the quorum required for the special general meeting consists of at least two shareholders present, in person or by proxy, who hold or represent in the aggregate at least 25% of the voting power in SodaStream. If a quorum is not present within 30 minutes from the time appointed for the special general meeting, the meeting will stand adjourned either (a) to the same day in the next week, at the same time and place (in which case SodaStream will not be obligated to give notice to the shareholders of the adjourned meeting), or (b) to such day and at such time and place as the chairperson of the special general meeting will determine with the consent of an ordinary majority of SodaStream ordinary shares present at the meeting (which may be earlier or later than the date pursuant to clause (a) above). At the adjourned meeting, any matter that was to be addressed during the special general meeting will be addressed, provided at least two shareholders are present in person or by proxy, regardless of the voting power in SodaStream held by them.
Banks, brokers and other nominees who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as the adoption and approval of a merger. On the merger proposal, if a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the shares will not be voted (referred to as a “broker non-vote”). Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present.
With respect to the merger proposal to be submitted to the shareholders for consideration at the special general meeting, only SodaStream ordinary shares that are voted on the merger proposal will be counted toward determining whether such proposal is approved. SodaStream ordinary shares present at the special general meeting that are not voted on a the merger proposal, or SodaStream ordinary shares present by proxy where their holder properly withheld authority to vote on the merger proposal (including broker non-votes), will not be counted in determining whether the proposal is approved by shareholders.
Each SodaStream ordinary share is entitled to one vote on the merger proposal or any other item that comes before the special general meeting. If two or more persons are registered as joint holders of any SodaStream ordinary share, the right to attend the special general meeting will be conferred upon each of such joint owners, but the right to vote at the special general meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the special general meeting, in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in SodaStream’s shareholder register.
Voting Results
The preliminary voting results will be announced at the special general meeting. The final voting results will be tallied by SodaStream’s corporate secretary based on the information provided by Broadridge Financial Solutions, Inc. and will be published following the special general meeting on a Report of Foreign Private Issuer on Form 6-K.
Voting of Proxies and Voting Instruction Forms
Shares Held by Registered Shareholders
If you are a registered shareholder, your signed proxy card must be received at our offices at least six hours prior to the designated time for the special general meeting (i.e., by 8:00 a.m. (Israel time), on

October 9, 2018) to be validly included in the tally of SodaStream ordinary shares voted at the special general meeting. If submitted to our transfer agent, Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, NY 10004-1561, a signed proxy card must be received by 11:59 p.m. EDT on Monday, October 8, 2018 to be counted towards the tally of SodaStream ordinary shares so voted. In the alternative, a proxy card may be presented in person to the chairperson of the special general meeting at such meeting in order to be counted towards the tally of votes at the meeting. If you are a registered shareholder and attend the special general meeting, you may vote in person, and if you so vote, your proxy will not be used.
Even if you plan to attend the special general meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares using a proxy. DO NOT enclose or return your share certificate(s) with your proxy. Properly executed proxies that do not contain voting instructions will not be voted in respect of the merger proposal (unless the required confirmation is provided under Item 1A of the proxy card that the shareholder is not a Parent Affiliate, in which case the proxy will be voted in favor of the merger).
Shares Held in Street Name (on the NASDAQ or the TASE)
If your shares are held on the NASDAQ, either in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the Internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form). If you plan to attend the special general meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your shares as of the record date, in order to be given a ballot to vote the shares in person at the meeting.
If your shares are held on the TASE, via a member of the TASE, you may submit your vote without attending the special general meeting by sending a TASE Ownership Proof Certificate, along with a duly executed proxy card, to our company at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, or by voting online via the ISA’s electronic voting system. If you plan to attend the special general meeting to vote your shares in person, you will need to present a TASE Ownership Proof Certificate at the meeting in order to be given a ballot.
Revoking or Changing Your Vote
Shares Held by Registered Shareholders
If you are a record shareholder, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:
•
you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our offices at least six hours prior to the time set for beginning the special general meeting (i.e., by 8:00 a.m. (Israel time), on October 9, 2018);

•
you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or

•
you can attend the special general meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the special general meeting and then vote in person. Your attendance at the special general meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us in advance of the special general meeting should be delivered to our principal executive offices, located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel, or hand-delivered to our Chairman of the Board at or before the taking of the vote at the special general meeting.

Shares Held in Street Name (on the NASDAQ or the TASE)
If your shares are held on the NASDAQ via a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee to change those instructions.
If your shares are held on the TASE via a TASE member, you may revoke your previously-submitted vote in the same manner in which you voted originally, i.e.: (a) by mailing an additional executed TASE Ownership Proof Certificate along with a later-dated executed proxy card, to our company at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, Attention: Dotan Bar-Natan, General Counsel; or (b) by following the relevant instructions for changing your vote at the ISA electronic voting site online. In the case of options (a) and (b), the deadline for changing your vote will be the same as for initially submitting your vote (namely, six hours prior to the time fixed for the meeting). As a third option, you may bring your TASE Ownership Proof Certificate to the special general meeting and revoke your previously submitted vote by voting in person.
The Proxy
Daniel Erdreich, SodaStream’s Chief Financial Officer and Dotan Bar-Natan, SodaStream’s General Counsel, each individually, will serve as proxies for shareholders of SodaStream under the enclosed form of proxy with respect to the matter to be voted upon at the special general meeting.
Required Vote for the Merger Proposal
The approval of the merger proposal requires the affirmative vote of the holders of a majority of the voting power represented at the special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes).
The foregoing majority must be achieved even after excluding any votes of shares of SodaStream held by (a) Parent, Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Parent, Buyer or Merger Sub; (b) a person or entity acting on behalf of Parent, Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Buyer, Merger Sub or any of the foregoing (any person or entity described in clauses (a) through (c), a “Parent Affiliate”). In order for your vote to count in respect of the merger proposal, you must affirm in your proxy card or voting instruction form that you are not a Parent Affiliate (by indicating “FOR” in Item 1A of the proxy card or voting instruction form ). If you do not so affirm, your vote will not count towards the tally for the merger proposal.
Share Ownership of SodaStream Directors and Executive Officers
As of the record date for the special general meeting, directors and executive officers of SodaStream beneficially owned, in the aggregate, approximately 1% of the outstanding SodaStream ordinary shares.
Solicitation of Proxies
In addition to solicitation by mail, directors, officers and employees of SodaStream may solicit proxies for the special general meeting from SodaStream’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of SodaStream ordinary shares held of record by those persons, and SodaStream will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.
SodaStream has retained Morrow Sodali, a proxy solicitation firm, to perform various solicitation services in connection with the special general meeting of shareholders. SodaStream will pay Morrow Sodali a customary fee, plus phone and other related expenses, in connection with its solicitation services. Morrow Sodali has engaged certain of its employees to assist us in connection with the solicitation of proxies.
Please do not send in any SodaStream share certificates with your proxy cards or voting instruction forms.

Attending the SodaStream Special General Meeting
Only SodaStream’s shareholders, including joint holders, who held shares of record as of the close of business on September 4, 2018 and other persons holding valid proxies for the special general meeting are entitled to attend the meeting. All shareholders and their proxies should be prepared to present a valid photo identification. In addition, if you are a registered holder, your name is subject to verification against the list of registered holders on the record date prior to being admitted to the special general meeting. SodaStream’s shareholders who are not registered holders but hold shares on the NASDAQ through a bank, broker or other nominee in “street name” and wish to attend the meeting should be prepared to provide proof of beneficial ownership as of the record date, such as a recent account statement as of September 4, 2018, or similar evidence of ownership. A “street name” holder who wishes to vote his, her or its SodaStream ordinary shares at the meeting will be required to present a “legal proxy” from the bank, broker or other nominee through which the shares are held. A holder of shares through a TASE member who wishes to attend or vote SodaStream ordinary shares at the special general meeting must bring a TASE Ownership Proof Certificate. If you do not provide photo identification or the foregoing documentation, or comply with the other procedures outlined above upon request, you will not be admitted to the special general meeting.
Contact for Questions and Assistance in Voting
If you have a question about the merger or how to vote or revoke a proxy you should contact:
SodaStream International Ltd.
Gilboa Street
Airport City, Ben Gurion Airport 7019900, Israel
Attention: Dotan Bar-Natan, General Counsel
Phone: +972 (3) 976-2488
Email: DotanB@sodastream.com
You may also contact our proxy solicitors, Morrow Sodali, with any questions that you may have. Banks and brokers may call Morrow Sodali, collect, at 203-658-9400. Other shareholders may call Morrow Sodali, toll free, at 800-662-5200.
Other Matters
SodaStream is not aware of any other business to be acted upon at the special general meeting. If, however, other matters are properly brought before the special general meeting or any adjournment or postponement of the special general meeting, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the special general meeting or any adjournment or postponement thereof.

THE COMPANIES
SodaStream International Ltd.
SodaStream manufactures, distributes and sells home beverage carbonation systems that enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. We believe our sparkling water makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated beverages. Our home beverage carbonation systems and other products promote health and wellness and empower people with simple, creative and fun ways to make water exciting and to drink more water. Our products are also environmentally friendly, cost-effective and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles and cans home from the supermarket, store them at home or regularly dispose of empty bottles and cans. Educating consumers about these benefits is a key element of our strategy to build awareness and strengthen our brand.
SodaStream’s mailing address and executive offices are located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel.
Additional information concerning SodaStream is included in SodaStream’s reports filed or furnished under the Exchange Act that are incorporated by reference into this document. See “Where You Can Find More Information.”
PepsiCo, Inc.
Parent is a leading global food and beverage company, incorporated in North Carolina, with a complementary portfolio of enjoyable brands, including Frito-Lay, Gatorade, Pepsi-Cola, Quaker and Tropicana. Through its operations, authorized bottlers, contract manufacturers and other third parties, Parent makes, markets, distributes and sells a wide variety of convenient and enjoyable beverages, foods and snacks, serving customers and consumers in more than 200 countries and territories around the world.
Parent’s mailing address and executive offices are located at 700 Anderson Hill Road, Purchase, New York 10577.
PepsiCo Ventures B.V.
Buyer is a newly-formed, wholly-owned subsidiary of Parent. This subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Prior to the closing of the merger, Buyer will become party to the merger agreement under a joinder to the merger agreement pursuant to which Buyer will become bound by the terms and conditions of the merger agreement.
Buyer’s mailing address and executive offices are located at Zonnebaan 35, 3542 EB Utrecht, The Netherlands, and c/o PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577.
Saturn Merger Sub Ltd.
Merger Sub is a newly-formed, wholly-owned subsidiary of Parent. Parent formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Upon consummation of the merger, Merger Sub will merge with and into SodaStream and will cease to exist.
Merger Sub’s mailing address and executive offices are located at c/o PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577.

THE MERGER
Background of the Merger
As part of its ongoing strategic planning process, the Board, together with SodaStream’s senior management, regularly considers, evaluates and discusses SodaStream’s businesses, operations, financial performance, competitive position and strategic initiatives with the goal of maximizing shareholder value. This includes evaluation of the beverage industry and consideration of potential strategic alternatives and collaborations that align with SodaStream’s businesses, strategic direction and ongoing business development plans, such as business diversification, co-branding opportunities and a sale of SodaStream or other business combinations. As part of this effort, SodaStream maintained a commercial relationship with PepsiCo through SodaStream’s sale of mix caps for Pepsi and Sierra Mist in 2015. SodaStream also held discussions in mid-2015 about the possibility of entering into a commercial arrangement with PepsiCo that would have included a minority investment by PepsiCo in SodaStream. Such discussions did not lead to a transaction.
In early 2018, in furtherance of such ongoing strategic planning process, the Board approved management holding preliminary discussions with a financial sponsor (“Financial Sponsor Party A”) that had approached SodaStream with interest in pursuing a potential acquisition of SodaStream. The Board was preliminarily assisted by Perella Weinberg, financial advisor to SodaStream, White & Case LLP, U.S. legal counsel to SodaStream (“White & Case”), and Meitar Liquornik Geva Leshem Tal, Israeli legal counsel to SodaStream (“Meitar”). Financial Sponsor Party A declined to continue evaluating a transaction involving SodaStream citing the likely inability of Financial Sponsor Party A to offer a premium to SodaStream’s share price that would be acceptable to the Board and to SodaStream’s shareholders.
In late June 2018, Daniel Birnbaum, the Chief Executive Officer and a director of SodaStream, received a message from a former PepsiCo executive asking to discuss an unspecified matter. The matter of a potential transaction was not mentioned at that time. At the beginning of July, Mr. Birnbaum had a brief telephone conversation with the former PepsiCo executive who inquired whether Mr. Birnbaum would be willing to meet Indra Nooyi, the Chief Executive Officer of PepsiCo, in London or New York to discuss the beverage industry landscape and potential opportunities that might be available between PepsiCo and SodaStream. Following this call Mr. Birnbaum informed Stanley Stern, Chairman of the Board of Directors of SodaStream, about the request of Ms. Nooyi to meet with him.
On July 15, 2018, Mr. Birnbaum, Ms. Nooyi and Mr. Ramon Laguarta, the President of PepsiCo, met in London. During that meeting, the possibility of a potential cooperation arrangement or a strategic investment of PepsiCo in SodaStream was raised. Mr. Birnbaum indicated that it was unlikely that SodaStream would be interested in any such cooperation arrangement or investment since it might hinder SodaStream’s pursuit in the future of other potential strategic transactions. Following further discussion, Ms. Nooyi and Mr. Laguarta raised the possibility of a potential transaction in which PepsiCo would acquire SodaStream. Following the meeting Mr. Birnbaum updated Mr. Stern about the content of the discussion with Ms. Nooyi and Mr. Laguarta.
Subsequently, on July 19, 2018, Mr. Birnbaum received a telephone call from a senior representative of PepsiCo during which call such representative informed Mr. Birnbaum that PepsiCo was willing to make a preliminary non-binding proposal to acquire SodaStream for $118 per SodaStream ordinary share, representing a 34% premium over the closing price of SodaStream ordinary shares on July 18, 2018. Mr. Birnbaum informed such PepsiCo representative that, in light of the results that SodaStream expected to report for the second quarter, it was unlikely that the Board would consider a proposal for anything less than $140 per SodaStream ordinary share but that he would inform the Board of PepsiCo’s proposal. Later that same day, representatives of PepsiCo provided SodaStream with a written non-binding proposal to acquire the entire outstanding share capital of SodaStream for $118 per SodaStream ordinary share together with a form of non-disclosure agreement and a 30-day exclusivity agreement that PepsiCo requested SodaStream sign in order to discuss possible improvements to its proposal. Following receipt of the non-binding proposal, Mr. Birnbaum informed Mr. Stern of PepsiCo’s proposal. Messrs. Birnbaum and Stern determined that SodaStream should enter into a non-disclosure agreement with PepsiCo to allow SodaStream to disclose SodaStream’s second quarter results to PepsiCo in order to facilitate the receipt of an improved proposal.

On July 20, 2018, at the direction of SodaStream’s senior management and on behalf of SodaStream, representatives of White & Case spoke to representatives of Gibson Dunn & Crutcher LLP, U.S. counsel to PepsiCo (“Gibson Dunn”), and conveyed that SodaStream would be willing to sign a non-disclosure agreement with PepsiCo to enable PepsiCo to receive information about SodaStream’s second quarter results of operations before the public release of such results that was scheduled for August 1, 2018, but that SodaStream was unwilling to agree to any form of exclusivity before receiving an improved indication of price from PepsiCo.
On July 22, 2018, PepsiCo and SodaStream executed a non-disclosure agreement that contained customary limitations regarding the use and disclosure of SodaStream’s confidential information, but that did not include standstill provisions and did not include an exclusivity undertaking by SodaStream. SodaStream then shared with PepsiCo the information regarding its recently-completed second quarter results of operations that was scheduled to be publicly released on August 1, 2018.
On July 23, 2018, the Board convened a special meeting by telephone to receive an update from Mr. Birnbaum regarding recent discussions with PepsiCo. Members of SodaStream’s senior management and representatives of White & Case and Meitar also attended this meeting. At this meeting, Mr. Birnbaum updated the Board regarding his meeting with representatives of PepsiCo in London and the preliminary non-binding proposal received from PepsiCo, and informed the Board that PepsiCo had requested that its representatives come to Israel later that week to meet with SodaStream’s senior management. Mr. Birnbaum also informed the Board that, following receipt of the second quarter results, representatives of PepsiCo had indicated that PepsiCo would be willing to improve its proposal, but would require exclusivity for a 30-day period as a condition to signing a revised non-disclosure agreement containing customary standstill provisions and would like to commence its due diligence review of SodaStream’s non-public information. The Board discussed in detail, with the assistance of members of SodaStream’s senior management and representatives of White & Case and Meitar, the approach from PepsiCo including the indication of its willingness to improve its initial proposal, the extent to which a sale of SodaStream would be advisable and strategic alternatives that could be available to SodaStream. The Board determined to authorize SodaStream to enter into a short-term exclusivity arrangement on appropriate terms subject to PepsiCo agreeing to an amended non-disclosure agreement containing a customary standstill provision. The Board also determined that SodaStream’s senior management should meet with senior representatives of PepsiCo and that non-public information regarding SodaStream should be made available for PepsiCo’s review, subject to the parties entering into a revised non-disclosure agreement.
Also on July 23, 2018, members of SodaStream’s senior management contacted representatives of Perella Weinberg to advise them of the non-binding proposal that had been received from PepsiCo and that SodaStream would be interested in engaging Perella Weinberg as SodaStream’s financial advisor based on Perella Weinberg’s qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in the beverage industry specifically, as well as its prior involvement in the Board strategic planning process and familiarity with the business of SodaStream. SodaStream, at the direction of the Board, subsequently engaged Perella Weinberg as its financial advisor in connection with a potential sale of SodaStream.
From July 24, 2018 through July 26, 2018, the parties’ respective U.S. counsel negotiated the terms of the revised non-disclosure agreement and limited 30-day exclusivity agreement, which were executed by the parties on the morning of July 26, 2018, Israel time.
On July 25, 2018, members of PepsiCo’s senior management visited SodaStream’s main production facility in Lehavim, Israel. The following day, on July 26, 2018, after the non-disclosure agreement was signed, such members of PepsiCo’s senior management attended meetings with members of SodaStream’s senior management at SodaStream’s headquarters in Israel and were provided with financial, operating and other information with respect to SodaStream and its businesses. During the meeting, PepsiCo’s representatives were provided with SodaStream’s historical and projected financial performance and related information.
On July 26, 2018, following the meetings with SodaStream’s senior management, Mr. Birnbaum had an additional discussion with PepsiCo’s senior management during which they informed Mr. Birnbaum that PepsiCo was willing to increase its non-binding proposal to acquire SodaStream from $118 to $140 per SodaStream ordinary share.

Later on July 26, 2018, the Board held a regularly scheduled meeting to discuss and approve SodaStream’s results for the second quarter. Members of SodaStream’s senior management and representatives of Perella Weinberg, White & Case and Meitar also attended portions of the meeting during which a potential transaction with PepsiCo was discussed. During the meeting, Mr. Birnbaum updated the Board regarding recent events and discussions with PepsiCo’s senior management. At the meeting, representatives of Perella Weinberg discussed with the Board certain preliminary financial information regarding SodaStream and preliminary financial aspects of the revised indication of interest received from PepsiCo on July 26, 2018 based on projected financial information provided by SodaStream’s senior management. In addition, the Board discussed the likelihood of a transaction being completed on the basis of the latest proposal, the extent to which a sale of SodaStream would be advisable and strategic alternatives that could be available. Without making a final determination whether the price proposed by PepsiCo was acceptable, the Board unanimously determined that PepsiCo’s increased proposal of  $140 per SodaStream ordinary share provided a sufficient basis for SodaStream to provide PepsiCo with access to additional non-public due diligence materials with respect to SodaStream and to commence negotiation of a merger agreement.
On July 28, 2018, on behalf of PepsiCo, representatives of Goldman Sachs & Co. LLC, financial advisor to PepsiCo (“Goldman Sachs”), provided SodaStream with a detailed due diligence request list and request for due diligence meetings to take place from July 29 through August 9, 2018.
On August 1, 2018, SodaStream issued its earnings for the second quarter ended June 30, 2018. SodaStream ordinary share price closed at $110.30 per share that day compared to a closing price of  $87.30 per share on the previous day representing a one-day increase of 26.3%.
Later on August 1, 2018, Gibson Dunn, on behalf of PepsiCo, sent to representatives of White & Case and Meitar a draft of a proposed form of merger agreement as had been discussed among members of SodaStream’s and PepsiCo’s respective senior management, which could be negotiated on a parallel track with PepsiCo’s due diligence review of SodaStream in order to evaluate efficiently whether mutually agreeable terms of a transaction between SodaStream and PepsiCo could be reached with the goal of avoiding potential leaks. From August 1, 2018 through August 20, 2018, representatives of Gibson Dunn and White & Case, on behalf of PepsiCo and SodaStream, respectively, exchanged drafts and negotiated the terms and conditions of the merger agreement and related disclosures after consultation with and guidance from the members of PepsiCo’s and SodaStream’s respective senior management and boards of directors. The material open points in the merger agreement that continued to be negotiated included, among other things, (a) the parameters that would need to be satisfied in order for the Board to evaluate, and exercise its fiduciary duties in connection with, alternative transaction proposals and whether the Board would be able to change its recommendation in connection with an intervening event, (b) obligations and risk allocation with respect to regulatory approvals, (c) termination rights and the circumstances under which a termination fee would be payable by SodaStream to PepsiCo and the amount of such termination fee, (d) the level and scope of protection of employee benefits, (e) the restrictions imposed on SodaStream by the interim operating covenants, and (f) PepsiCo’s obligations with respect to maintenance of operations conducted at SodaStream’s principal manufacturing facility located in Lehavim, Israel.
From July 29, 2018 through August 9, 2018, a series of due diligence meetings took place in Israel among representatives of SodaStream and PepsiCo regarding the businesses and operations of SodaStream. These meetings were followed by follow-up conference calls addressing further clarifications and questions.
Following due diligence meetings and merger agreement negotiations, on August 9, 2018, the Board convened a special meeting by telephone to receive an update regarding SodaStream’s evaluation of a potential sale to PepsiCo. Members of SodaStream’s senior management and representatives of Perella Weinberg, White & Case and Meitar also attended this meeting. At this meeting, representatives of Meitar provided an overview to the Board of its fiduciary duties under Israeli law in the context of a potential sale transaction. Also at this meeting, Eyal Shohat, Deputy Chief Executive Officer of SodaStream, provided an update to the Board on the status of PepsiCo’s due diligence review of SodaStream and the management meetings that had been held with PepsiCo during the previous week. Representatives of Perella Weinberg then discussed with the Board certain preliminary financial information regarding SodaStream and preliminary financial aspects of the revised indication of interest received from PepsiCo on July 26, 2018 based on projected financial information provided by SodaStream’s senior management. The Board engaged in a discussion with members of SodaStream’s senior management regarding the assumptions underlying the projected financial information and management’s assessments as to the relative likelihood of achieving the results indicated by such projected financial information, including the long-term sustainability of the projected financial information. Representatives of Perella Weinberg also discussed with the Board other potential strategic acquirors and financial sponsors, including Financial Sponsor Party A, that could be interested in, have the industry knowledge and expertise to evaluate efficiently and have the financial capacity to consummate an acquisition of SodaStream. The Board discussed, with the assistance of representatives of Perella Weinberg, the probable lack of interest by strategic acquirors that met the criteria described above given, among other things, their strategic focus on other segments within the beverage industry, and the unlikelihood that financial sponsors, including Financial Sponsor Party A, would be willing to acquire SodaStream at a purchase price greater than PepsiCo’s proposal. The Board also discussed, with the assistance of members of SodaStream’s senior management, the prospects of continuing to execute on SodaStream’s business plan on a standalone basis. The Board further discussed, with the assistance of members of SodaStream’s senior management and representatives of Perella Weinberg, the advisability of seeking a further improvement in PepsiCo’s proposal given the increase in SodaStream’s trading price following the announcement of results for the second quarter of 2018. After further discussion, the consensus of the Board was that SodaStream should continue to evaluate a potential sale to PepsiCo and that representatives of Perella Weinberg should explore with representatives of Goldman Sachs a potential increase in PepsiCo’s proposal. At the end of the Board meeting, Galit Zucker, Global Chief People Officer of SodaStream, without members of management present, discussed with the Board the proposed acceleration of equity awards and proposed employee retention program under discussion with PepsiCo.
Following the August 9, 2018 Board meeting, in accordance with the Board’s directives, representatives of Perella Weinberg subsequently contacted representatives of Goldman Sachs to convey the Board’s concern and to request an improved proposal.
During the week of August 13, 2018, PepsiCo had substantially completed its due diligence review of SodaStream and members of SodaStream’s and PepsiCo’s respective senior management, with the assistance of representatives of White & Case and Gibson Dunn, conducted extensive negotiation sessions in an attempt to finalize the terms and conditions of the merger agreement.
On August 17, 2018, the Board convened a special meeting by telephone to receive an update regarding SodaStream’s evaluation of a potential sale to PepsiCo. Members of SodaStream’s senior management and representatives of Perella Weinberg, White & Case and Meitar also attended this meeting. At this meeting, Mr. Shohat updated the Board regarding PepsiCo’s due diligence review of SodaStream, noting that such review was substantially complete. Mr. Shohat also provided the Board with an update regarding the status of negotiations of the terms and conditions of the merger agreement, noting that, following a week of negotiations, only a limited number of points remained open. Representatives of Perella Weinberg then discussed with the Board certain updated preliminary financial information regarding SodaStream and updated preliminary financial aspects of the revised indication of interest received from PepsiCo on July 26, 2018 based on the projected financial information provided by SodaStream’s senior management. The Board engaged in an extended discussion with members of SodaStream’s senior management regarding the assumptions underlying the projected financial information and management’s assessments as to the relative likelihood of achieving the results indicated by such projected financial information. During such discussion, members of SodaStream’s senior management discussed with the Board long-term risks concerning the performance of the business, including, among other things, the competitive environment and price pressure that SodaStream might face for gas refills and sparkling water makers and the higher capital expenditures and resource commitments that would be required in order to achieve the growth assumptions. The Board then discussed, with the assistance of members of SodaStream’s senior management and representatives of Perella Weinberg and White & Case, the advisability of continuing to seek a further improvement in PepsiCo’s proposal. After further discussion, the consensus of the Board was that SodaStream should continue to evaluate a potential sale to PepsiCo and that Mr. Birnbaum, with the assistance of representatives of Perella Weinberg, should continue to explore with PepsiCo and representatives of Goldman Sachs a potential increase in PepsiCo’s proposal. At the end of the Board meeting, Ms. Zucker, without members of management present, confirmed PepsiCo’s proposed acceleration of equity awards and provided further information on the retention program for SodaStream employees proposed by PepsiCo.
On August 17, 2018, in accordance with the Board’s directives, representatives of Perella Weinberg spoke to representatives of Goldman Sachs and Mr. Birnbaum spoke in parallel to representatives of PepsiCo to convey the Board’s feedback and to request an improved proposal for the Board to consider in connection with its evaluation of the proposed merger.
On August 18, 2018, representatives of PepsiCo informed Mr. Birnbaum that PepsiCo would be willing to increase their proposal to $144 per SodaStream ordinary share.
On August 18 and August 19, 2018, representatives of White & Case, Meitar and Gibson Dunn held discussions regarding the open points in the merger agreement and circulated close to final drafts.
On August 19, 2018, the Board convened a special meeting in person to further evaluate a potential sale to PepsiCo. Members of SodaStream’s senior management and representatives of Perella Weinberg, White & Case and Meitar also attended this meeting. During this meeting, representatives of Meitar again provided an overview to the Board of its fiduciary duties in the context of a potential sale transaction. Also at this meeting, representatives of White & Case and Meitar discussed with the Board the proposed terms and conditions of the merger agreement, including the open points with respect thereto that had been previously identified for the Board and the resolution thereof. The Board, with the assistance of members of SodaStream’s senior management, then discussed in detail additional projected financial information that had been provided to the Board at its request following the August 17 meeting, and which information was provided by SodaStream’s senior management to Perella Weinberg. Also at this meeting, representatives of Perella Weinberg presented to the Board Perella Weinberg’s financial analysis summarized below in the section entitled “— Opinion of SodaStream’s Financial Advisor” beginning on page 36 of this proxy statement and rendered the oral opinion of Perella Weinberg, subsequently confirmed by delivery of a written opinion dated August 19, 2018 to the effect that, as of such date and based on and subject to the factors and assumptions set forth in the written opinion, the $144.00 in cash per SodaStream ordinary share to be received by the holders of SodaStream ordinary shares (other than ordinary shares held in the treasury of SodaStream or owned by PepsiCo or any direct or indirect wholly-owned subsidiary of SodaStream or PepsiCo immediately prior to the effective time of the merger) was fair, from a financial point of view, to such holders. The Board also considered the conflicts disclosure provided by representatives of Perella Weinberg, which indicated limited prior relationships with PepsiCo, and which the Board determined would not impair Perella Weinberg’s advice to the Board. The Board then met in executive session without members of SodaStream’s senior management present to continue the Board’s evaluation of the proposed sale of SodaStream to PepsiCo.
After further discussions with its financial and legal advisors and with members of SodaStream’s senior management rejoining the meeting, including careful consideration of the proposed merger consideration, any risks related to the terms and conditions of the merger agreement, the prospects of continuing to operate SodaStream as a stand-alone publicly-held entity, and the views expressed by members of the Board during the meeting, in addition to the other reasons to approve the merger agreement and countervailing factors described in the section entitled “— Reasons for Approval of the Merger” beginning on page 34 of this proxy statement, the Board unanimously (a) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, SodaStream and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of SodaStream to its creditors, (b) approved the merger agreement and the transactions contemplated thereby, including the merger and (c) determined to recommend that the shareholders of SodaStream approve the merger agreement and the transactions contemplated thereby, including the merger.
On August 20, 2018, each of SodaStream, PepsiCo and Merger Sub executed and delivered the merger agreement, effective as of that date, and issued a joint press release announcing the execution of the merger agreement.

Reasons for Approval of the Merger
The Board unanimously determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, SodaStream and its shareholders. As required under the Companies Law, the Board determined that considering the financial position of the merging companies, no reasonable concern exists that SodaStream will be unable to fulfill its obligations to its creditors existing as of immediately prior to the closing of the merger, and approved the merger, the merger agreement and the other transactions contemplated by the merger agreement, and determined to recommend that the SodaStream shareholders approve the merger, the merger agreement and the other transactions contemplated by the merger agreement.
In its evaluation of the merger agreement and the merger, the Board consulted with members of SodaStream’s senior management team and representatives of SodaStream’s outside legal counsel and financial advisors and assessed various matters relevant to its decision. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that SodaStream’s shareholders approve the merger agreement and the merger, the Board considered a variety of factors, including those described below.
Premium to Market Price
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The Board considered the relationship of the merger consideration to the current and historical trading prices of SodaStream ordinary shares. The merger consideration to be paid in cash for each SodaStream ordinary share would provide SodaStream’s shareholders the opportunity to receive a significant premium over the current and historical trading prices of SodaStream ordinary shares. The Board reviewed historical trading prices and other trading information with respect to SodaStream ordinary shares, including the fact that the merger consideration represents:

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a premium of approximately 10.9% over the closing price per SodaStream ordinary share traded on the NASDAQ on August 17, 2018, the trading day immediately preceding the announcement of the merger;

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a premium of approximately 22.5% over the volume weighted average closing price per SodaStream ordinary share of SodaStream ordinary shares traded on the NASDAQ (the “VWAP”) from August 1, 2018, the date on which SodaStream announced its financial results for the second quarter of 2018, through August 17, 2018;

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a premium of approximately 30.4% over the VWAP during the 30-day trading period ended August 17, 2018, the last trading day prior to the date on which the merger was first publicly announced;

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a premium of approximately 38.3% over the VWAP during the 60-day trading period ended August 17, 2018; and

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a premium of approximately 43.2% over the VWAP during the 90-day trading period ended August 17, 2018.

Cash Merger Consideration; Certainty of Value
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The Board considered that the merger consideration to be received by SodaStream’s shareholders will consist entirely of cash, which provides liquidity and certainty of value to shareholders, and believed this certainty of value was compelling compared to the long-term value creation potential of SodaStream’s business taking into account the risks of remaining an independent public company and pursuing SodaStream’s current business and financial plans. The Board, with the assistance of Perella Weinberg, also assessed the financial strength of PepsiCo and its available cash resources and determined that, together with the absence of a financing condition, PepsiCo would be able to complete the merger.

Competitive Position; SodaStream’s Challenges
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The Board considered SodaStream’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if SodaStream were to remain an independent public company, and the potential impact of those factors on the trading price of SodaStream ordinary shares (which is not feasible to quantify numerically).

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The Board considered the prospective risks and uncertainties for SodaStream to remain an independent public company, including, without limitation, for us to meet any of our challenges concerning:

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price pressure that SodaStream likely will face in the future for gas refills;

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achieving SodaStream’s growth strategy in our existing markets, including in the United States and in Germany, or in new markets that we are targeting;

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achieving consumer acceptance and adoption of SodaStream’s home beverage carbonation systems, including, among other things, identifying and addressing market trends and consumers’ tastes and preferences, which often differ between markets, adapting to changes in market trends and consumers’ tastes and preferences in our existing markets, encouraging consumers to make sparkling water beverages at home rather than purchasing sparkling water beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders;

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raising awareness of SodaStream’s brand in a manner that appeals to consumers, which depends on SodaStream’s advertising and marketing campaigns and requires significant financial resources;

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developing and implementing SodaStream’s production and operating infrastructure to enable growth in our target markets, including, among other things, infrastructure and logistics for SodaStream’s products’ distribution and supply chain, quality assurance controls, product development, manufacturing of our products, information technology, financial control systems, and infrastructure for consumers to conveniently exchange empty CO2 cylinders for filled ones, whether through retailers, direct channels or otherwise;

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developing and maintaining SodaStream’s presence in retail networks to enable growth in SodaStream’s target markets, as retailers are the primary channel through which consumers initially purchase SodaStream’s home beverage carbonation systems and through which SodaStream’s consumables and other products are sold;

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competition in several of SodaStream’s markets from companies which offer products that compete with ours, including sparkling water makers, carbonation bottles, flavors, CO2 cylinders and CO2 refills; and

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any relevant matters described in the “Risk Factors” section of our annual report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 22, 2018.

Value
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The Board believed that the merger consideration of  $144.00 per SodaStream ordinary share represents full and fair value for SodaStream ordinary shares, taking into account the Board’s familiarity with SodaStream’s business strategy, assets and prospects, and the relative certainty of the cash merger consideration as compared to attaining, include the scale, available capital and other factors that would be required in order to attain, projected financial results discussed with the Board by members of SodaStream’s senior management team, and the fact that SodaStream’s actual financial results in future periods could differ materially and adversely from the projected results.

Negotiations with PepsiCo
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The Board, after discussions with members of our senior management team and representatives of Perella Weinberg and after extensive discussions with PepsiCo, determined that the merger consideration of  $144.00 per SodaStream ordinary share represented the highest value reasonably obtainable for SodaStream ordinary shares. The Board considered that PepsiCo had increased its initial proposal of  $118.00 per SodaStream ordinary share to $144.00 per SodaStream ordinary share.

Strategic Alternatives
The Board considered the trends and competitive developments in our industry and the range of strategic alternatives available to SodaStream, including remaining a stand-alone company and, based on prior discussions with other potential strategic and financial buyers about business combinations, the possibility of business combination transactions with other potential buyers.
The Board considered other previous expressions of interest regarding potential acquisition or business combination transactions received prior to the negotiation of the merger agreement, and that such expression of interests did not result in any transaction, and in most cases, the economic value to SodaStream’s shareholders implicit in such discussions was well below what the Board determined to be the intrinsic value of SodaStream. The Board also considered, with the assistance of representatives of Perella Weinberg, the probable lack of interest by other strategic acquirors that have the industry knowledge and expertise to evaluate efficiently and have the financial capacity to consummate an acquisition of SodaStream, given, among other things, their strategic focus on other segments within the beverage industry and/or their historical unwillingness to acquire businesses at higher trading multiples, and the unlikelihood that financial sponsors would be willing to acquire SodaStream at a purchase price greater than PepsiCo’s proposal. The Board also specifically considered that, under the terms of the merger agreement, in certain circumstances, the Board would be permitted to provide nonpublic information and negotiate alternative acquisition transactions and may, therefore, pursue proposals that are superior to the terms of the proposed merger with PepsiCo.
The Board determined that the merger was more favorable to SodaStream and its shareholders than other available strategic alternatives known to SodaStream at the time of the Board’s approval of the merger.
Opinion of SodaStream’s Financial Advisor
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The Board considered Perella Weinberg’s financial analyses presented to the Board and the opinion of Perella Weinberg rendered to the Board to the effect that, as of August 19, 2018 and based upon and subject to various factors, assumptions, qualifications and limitations set forth therein, the merger consideration to be received by the holders of SodaStream ordinary shares (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of SodaStream’s Financial Advisor.”

Merger Agreement Terms
The Board considered the terms of the merger agreement, which were determined to be customary and were the product of arm’s-length negotiations conducted at the direction of the Board, with the assistance of experience legal counsel and financial advisors, including the following specific terms:
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Conditions to Consummation of the Merger; Likelihood of Closing.   The Board considered that the merger would likely be consummated as a result of  (a) the premium over the market price of SodaStream ordinary shares and certainty of value to SodaStream’s shareholders offered by PepsiCo, (b) the financial ability and willingness of PepsiCo to consummate the merger from its cash on hand, (c) the merger not being subject to any financing conditions, (d) the merger not being subject to approval by the shareholders of PepsiCo, (e) the assessment that the regulatory conditions to the consummation of the merger have a reasonable likelihood of being fulfilled, and (f) the reasonable and customary nature of the other conditions to the merger.

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Ability to Respond to Certain Unsolicited Acquisition Proposals.   The merger agreement permits the Board, under certain circumstances, to participate in discussions or negotiations with any third party that has made an unsolicited acquisition proposal.

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Change of Recommendation.   The Board has the ability, under certain circumstances (including receipt of a superior proposal or the occurrence of an unanticipated intervening event), to withdraw or change its recommendation in favor of the merger.

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Termination Right.   Prior to receipt of the approval of SodaStream’s shareholders, the Board may terminate the merger agreement to accept a superior proposal if, among other things, PepsiCo does not exercise its matching rights and, simultaneously with the termination of the merger agreement SodaStream pays to PepsiCo a termination fee of  $119.0 million, which the Board believed was reasonable and not likely to deter competing proposals.

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Statutory Merger.   The structure of the merger as a statutory merger under the Companies Law enables our shareholders to determine whether to accept or reject the merger via a vote of shareholders, and to receive the merger consideration in a relatively short time frame (and reduces the pendency and hence the uncertainty of the transaction).

Likelihood of Consummation
In approving the merger and merger agreement, the Board also considered the relatively high likelihood that it will be consummated, given the following factors:
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Likelihood of Achieving Regulatory Approvals.   Those regulatory approvals that are conditions to consummation of the merger — consisting of antitrust approvals or exemptions in the United States, Israel, the European Union and Taiwan, as well as the approval of the Investment Center — have a reasonable likelihood of being obtained.

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Absence of Required Third Party Consents.   There are no third party consents (other than regulatory approvals) that are conditions to the consummation of the merger.

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Absence of Financing Conditions.   There are no financing conditions under the merger agreement to PepsiCo’s obligation to consummate the merger, and PepsiCo’s substantial cash resources to be used to fund the merger consideration strongly reduce the possibility that it will be unable to pay the merger consideration.

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Specific Performance.   SodaStream has the ability to seek specific performance of PepsiCo’s obligations under the merger agreement.

Management Recommendation
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In approving the merger and merger agreement, the Board took into account management’s recommendation in favor of the merger.

Other Factors
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After considering the factors described above and concluding that the merger was in the best interest of shareholders, the Board also acknowledged the commitment that PepsiCo had made to keep SodaStream’s manufacturing facility currently located in Lehavim, Israel in the State of Israel, subject to any adjustments necessary, for at least 15 years from the effective time of the merger, and to maintain, during that time, a substantially similar scope of operations as immediately prior to the effective time of the merger and as contemplated by SodaStream’s capacity expansion plan, as well as an aggregate number of employees or contractors employed or engaged at such manufacturing facility, as is sufficient for the operations at such manufacturing facility.

Risks and Uncertainties
The Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the merger and the transactions contemplated by the merger agreement, including the following:
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No Shareholder Participation in Future Growth or Earnings.   The nature of the merger as a cash transaction means that the shareholders will not participate in the future earnings or growth of SodaStream and will not benefit from any appreciation in value of SodaStream, its business or its products following the merger. There is a possibility that, without the merger, the price of SodaStream ordinary shares might increase in the future to a price in excess of the merger consideration of  $144.00 per SodaStream ordinary share.

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Risk Associated with Failure to Complete the Merger.   The Board considered the possibility that the merger might not be consummated, and the fact that if the merger is not consummated, (a) SodaStream’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (b) SodaStream will have incurred significant transaction costs, (c) SodaStream’s continuing business relationships with business partners and employees may be adversely affected, (d) the trading price of SodaStream ordinary shares could be adversely affected and (e) the market’s perception of SodaStream’s prospects could be adversely affected.

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Interim Restrictions on Business Pending the Completion of the Merger.   The Board considered the restrictions on the conduct of SodaStream’s business pursuant to pre-closing covenants in the merger agreement, whereby SodaStream agreed that it will carry on its business in the usual and ordinary course of business consistent with past practice and will not take a number of actions related to the conduct of its business without the prior written consent of PepsiCo (in each case subject to specified exceptions), which may have an adverse effect on SodaStream’s ability to respond to changing market and business conditions in a timely manner or at all.

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Failure to Obtain Shareholder Approval.   The Board considered the risk that SodaStream may be unable to obtain the requisite shareholder approval for the merger.

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No Solicitation and Termination Fee.   Subject to certain exceptions, the merger agreement precludes SodaStream from soliciting alternative acquisition proposals and requires SodaStream to pay to PepsiCo a termination fee of  $119.0 million in certain circumstances if it terminates the merger agreement to accept a superior proposal. The merger agreement also provides for certain matching rights in favor of PepsiCo in connection with superior proposals received by SodaStream. These factors might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to our shareholders than the merger.

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Potential Differing Interests.   The Board recognized that certain of SodaStream’s officers and directors may have interests in the transactions contemplated by the merger agreement that are different from, or in addition to, those of SodaStream’s other shareholders. See “— Interests of Certain of SodaStream’s Executive Officers and Directors in the Merger.” The Board also considered that PepsiCo has established a cash and equity retention program with respect to the employment of our Chief Executive Officer as well as certain of our other executive officers and employees (including all of our most senior executives), to become effective following the consummation of the merger.

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Regulatory Approvals.   The regulatory approval required to complete the merger and the risk that the applicable governmental authorities may seek to impose unfavorable terms or conditions on the required approval or may challenge or decide not to approve the merger. The Board also considered the potential length of the regulatory approval process. See “— Regulatory Matters.” The Board noted the views of members of SodaStream’s management team and of SodaStream’s outside legal advisors as to the timing of, and the process and factors involved, in seeking such approval.

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Taxable Nature of Transaction.   The Board considered the fact that the merger consideration would be taxable to SodaStream’s shareholders.

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Other Risks.   The risks described under the section entitled “Risk Factors.”

The Board believed that, overall, the potential benefits of the merger to SodaStream’s shareholders outweighed the risks and uncertainties of the merger.
The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the merger and the merger agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors (including risks) and reasons described above and unanimously determined in its business judgment that, in the aggregate, the merger is in the best interest of SodaStream and the shareholders of SodaStream.
The foregoing discussion of the information and factors considered by the Board is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statements Regarding Forward-Looking Statements.”
Recommendation
The Board unanimously recommends that you vote “FOR” the merger agreement, the merger, the merger consideration, the purchase by SodaStream of run-off insurance, the acceleration of the equity awards granted to holders of such awards, including members of the Board, in accordance with the terms of the merger agreement, and all other transactions and arrangements contemplated under the merger agreement.
Opinion of SodaStream’s Financial Advisor
SodaStream retained Perella Weinberg to act as its financial advisor in connection with the potential acquisition of the entire outstanding share capital of SodaStream by PepsiCo by way of a merger. SodaStream selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the business and affairs of SodaStream and the industries in which SodaStream conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.
On August 19, 2018, Perella Weinberg rendered its oral opinion, confirmed in writing, to the Board to the effect that, as of such date and based upon and subject to various factors, assumptions, qualifications and limitations set forth therein, the proposed merger consideration to be received by the holders of SodaStream ordinary shares (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders. For purposes of Perella Weinberg’s financial analyses and opinion, the term “excluded shares” refers to SodaStream ordinary shares held in the treasury of SodaStream or owned by PepsiCo or any direct or indirect wholly owned subsidiary of SodaStream or PepsiCo immediately prior to the effective time of the merger.
The full text of Perella Weinberg’s written opinion, dated August 19, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex B to this proxy statement and is incorporated by reference herein. Holders of SodaStream ordinary shares are urged to read Perella Weinberg’s opinion carefully and in its entirety. The opinion does not address the underlying business decision of SodaStream to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may have been available to SodaStream. The opinion was not intended to be and does not constitute, a recommendation to the Board or to any other persons in respect of the merger, including as to whether any holder of SodaStream ordinary shares should vote or otherwise act with respect to the proposed merger or any other matter, and does not in any manner address the prices at which SodaStream ordinary shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or any consideration received in connection with the merger by, the holders of any other class of securities, creditors or other constituencies of SodaStream. Perella Weinberg provided its opinion for the information and assistance of the Board in connection with, and for the purposes of its evaluation of, the merger. This summary is qualified in its entirety by reference to the full text of the opinion.
In arriving at its opinion, Perella Weinberg, among other things:
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reviewed certain publicly available financial statements and other business and financial information with respect to SodaStream, including research analyst reports;

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reviewed certain internal financial statements, analyses, forecasts (the “SodaStream Forecasts”), and other internal financial information and operating data relating to the business of SodaStream, in each case, prepared by management of SodaStream;

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discussed the past and current operations, financial condition and prospects of SodaStream with management of SodaStream and the Board;

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compared the financial performance of SodaStream with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

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compared the financial terms of the merger with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

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reviewed the historical trading prices and trading activity for SodaStream ordinary shares, and compared such price and trading activity of SodaStream ordinary shares with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

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participated in discussions among representatives of SodaStream and PepsiCo and their respective advisors;

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reviewed a draft dated August 19, 2018 of the merger agreement; and

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conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to, discussed with, or otherwise reviewed by it (including information that was available from generally recognized public sources). Perella Weinberg further relied upon the assurances of the management of SodaStream that, to the best of their knowledge, the information furnished by SodaStream for purposes of Perella Weinberg’s analysis was true and correct in all material respects and did not contain any material misstatement of fact or omit to state any material fact necessary to make the statements contained therein not misleading. With respect to the SodaStream Forecasts, Perella Weinberg was advised by the management of SodaStream and assumed, with the Board’s consent, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of SodaStream as to the future financial performance of SodaStream and the other matters covered thereby, and Perella Weinberg expressed no view as to the SodaStream Forecasts or the assumptions on which they were based.
In arriving at its opinion, Perella Weinberg did not make, and was not furnished with, any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of SodaStream, nor did it assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of SodaStream. In addition, Perella Weinberg did not evaluate the solvency of any party to the merger agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that, in all respects material to its analysis, the representations and warranties of each party contained in the merger agreement were true and correct, the final merger agreement would not differ in any material respect relevant to its opinion from the draft merger agreement that it reviewed and the merger would be consummated in accordance with the terms set forth in the merger agreement, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on SodaStream, in any way meaningful for its analysis. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.
Perella Weinberg’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, of the merger consideration to be received by the holders of SodaStream ordinary shares, other than excluded shares, pursuant to the merger agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the merger agreement, any other document contemplated by or entered into in connection with the merger agreement, the form or structure of the merger or the likely timeframe within which the merger would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, whether relative to the merger consideration to be received by the holders of SodaStream ordinary shares pursuant to the merger agreement or otherwise. Perella Weinberg expressed no opinion as to the underlying decision by SodaStream to engage in the merger or as to the relative merits of the merger compared with any alternative transactions or business strategies. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the merger agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood SodaStream had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of SodaStream to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may have been available to SodaStream.
Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Board in connection with Perella Weinberg’s opinion relating to the merger and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.
Historical Stock Trading and Research
52-Week High/Low Trading Prices.   Perella Weinberg reviewed the range of intra-day trading prices of SodaStream ordinary shares as reflected on the NASDAQ for the 52 weeks ended on August 17, 2018, the last trading day prior to the day on which SodaStream and PepsiCo publicly announced the merger. Perella Weinberg observed that, during such period, the intra-day trading price per SodaStream ordinary share ranged from $57.12 to $130.30 per SodaStream ordinary share, as compared to the merger consideration of $144.00 per SodaStream ordinary share to be received by the holders of SodaStream ordinary shares, other than excluded shares, pursuant to the merger agreement.

Perella Weinberg calculated the 30-day, 60-day and 90-day VWAP in each case as of August 17, 2018, and the VWAP from August 1, 2018, the date on which SodaStream announced its second quarter financial results, to August 17, 2018, and the premium the merger consideration represented to the calculated VWAP. The results of these calculations are summarized in the following table:
	US$ Price per SodaStream Ordinary Share	% Premium
30-day VWAP as of August 17, 2018	$110.45	30.4%
60-day VWAP as of August 17, 2018	$104.11	38.3%
90-day VWAP as of August 17, 2018	$100.54	43.2%
VWAP from August 1, 2018 to August 17, 2018	$117.51	22.5%
The historical stock trading price analysis provided general reference points with respect to the trading prices of SodaStream ordinary shares, which enabled Perella Weinberg to compare the historical trading prices with the merger consideration of  $144.00 per SodaStream ordinary share in cash to be received by the holders of SodaStream ordinary shares, other than excluded shares, pursuant to the merger agreement.
Research Analyst Share Price Targets.   Perella Weinberg reviewed and analyzed the most recent publicly available research analyst future price targets for SodaStream ordinary shares prepared and published by four equity research analysts during the period from August 1, 2018 to August 6, 2018. Perella Weinberg noted that the range of recent undiscounted research analyst future price targets for SodaStream ordinary shares during such period was $100.00 to $147.00 per SodaStream ordinary share. Perella Weinberg observed that the analyst future share price targets discounted 12 months using a 10.8% cost of equity ranged from $90.24 to $132.66 per SodaStream ordinary share.
Trading Comparables Analysis
Perella Weinberg reviewed and compared certain financial information for SodaStream to corresponding financial information, ratios and public market multiples for certain publicly traded companies with operations in the beverage/water industries and used as reference certain consumer growth companies. Although none of the companies were identical to SodaStream, the companies listed below were chosen by Perella Weinberg, among other reasons, because the beverage/water companies were publicly traded companies with certain operational, business and/or financial characteristics that, for the purposes of Perella Weinberg’s analysis, were deemed to be similar to SodaStream; additionally, the consumer growth companies that were utilized as a reference were chosen for similar reasons as the beverage/water companies but were representative of the broader consumer sector. The selected companies used in this analysis were:
Beverage/Water
Cott Corporation
Keurig Dr Pepper Inc.
Monster Beverage Corporation
National Beverage Corp.
PepsiCo, Inc.
The Coca-Cola Company
Consumer Growth
Brown-Forman Corporation
Constellation Brands, Inc.
e.l.f. Beauty Inc.
The Estée Lauder Companies Inc.
For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on public filings for historical information and consensus third-party research analysts’ estimates from FactSet for forecasted information. For SodaStream, Perella Weinberg made calculations based on SodaStream’s public filings for historical information and third-party research analysts’ estimates from FactSet (“Street Estimates”) and the SodaStream Forecasts for forecasted information.

With respect to SodaStream and each of the selected companies, Perella Weinberg reviewed enterprise value as of August 17, 2018 as a multiple of estimated 2018 and 2019 earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA figures include stock-based compensation expenses. The results of these analyses are summarized in the following table:
EV/EBITDA Multiple
	2018E	2019E
Selected Companies (Beverage/Water)
High	25.2x	22.3x
Low	10.8x	10.0x
Average	17.6x	15.9x
Selected Companies (Consumer Growth)
High	23.9x	22.0x
Low	12.2x	11.8x
Average	17.9x	16.5x
SodaStream – Street Estimates	20.2x	17.2x
SodaStream – SodaStream Forecasts	18.4x	15.4x
Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected companies and Perella Weinberg’s professional judgment and experience, Perella Weinberg selected representative ranges of multiples of 14.0x – 19.5x to apply to the estimated 2018 EBITDA of SodaStream and 13.0x – 17.5x to apply to the estimated 2019 EBITDA of SodaStream. The implied values of SodaStream ordinary shares derived from the reference multiple ranges are summarized in the table below. Perella Weinberg compared these ranges to the merger consideration of  $144.00 per SodaStream ordinary share to be received by the holders of SodaStream ordinary shares (other than excluded shares) pursuant to the merger agreement.
Implied Values of SodaStream Ordinary Shares
	Approximate Estimated EBITDA	Low	High
Street Estimates Estimated 2018 EBITDA	$142 million	$92.00	$125.00
SodaStream Forecasts Estimated 2018 EBITDA	$157 million	$101.00	$137.00
Street Estimates Estimated 2019 EBITDA	$167 million	$100.00	$132.00
SodaStream Forecasts Estimated 2019 EBITDA	$186 million	$111.00	$146.00
Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to SodaStream’s business. Accordingly, Perella Weinberg’s comparison of selected companies to SodaStream and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and SodaStream.
Precedent Transactions Analysis
Selected Transactions Analysis
Perella Weinberg reviewed and analyzed the financial terms of selected transactions it deemed relevant to consider in relation to SodaStream and the merger. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Perella Weinberg’s analysis, were deemed to be similar to the merger. Perella Weinberg used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operations, results, business mix or product profiles that, for purposes of its analysis, were deemed to be similar to certain operations, results, business mix or product profiles of SodaStream. Using publicly available information, Perella Weinberg calculated, for each selected transaction, among other things, the implied enterprise value in the transaction as a multiple of EBITDA over the last 12 months publicly reported prior to the announcement of the transaction. The following table lists the selected transactions and summarizes the observed last 12 months EBITDA multiples:
Announcement Date	Target	Acquiror	EV/ EBITDA Multiple
May 2018	Frutarom Industries Ltd.	International Flavors & Fragrances Inc.	23.9x
February 2018	Blue Buffalo Pet Products, Inc.	General Mills Inc.	25.5x
January 2018	Dr Pepper Snapple Group, Inc.	Keurig Green Mountain, Inc.	16.0x
December 2017	Snyder’s–Lance, Inc.	Campbell Soup Company	20.6x
December 2017	Amplify Snack Brands, Inc.	The Hershey Company	19.2x
October 2017	Chicago Bar Company LLC	Kellogg Company	19.5x
July 2016	The WhiteWave Foods Company	Danone S.A.	23.5x
December 2015	Keurig Green Mountain, Inc.	Acorn Holdings B.V.	13.2x
September 2014	Annie’s, Inc.	General Mills, Inc.	38.8x
June 2014	CytoSport Holdings, Inc.	Hormel Foods Corporation	15.0x
March 2013	D.E. MASTER BLENDERS 1753 N.V.	Oak Leaf B.V.	18.1x
Perella Weinberg noted that the low and high EV/EBITDA multiples for the selected transactions were 13.2x and 38.8x, respectively. Perella Weinberg further observed that the average and median EV/EBITDA multiples for the selected transactions were 21.2x and 19.5x, respectively.
Based on the multiples calculated above and Perella Weinberg’s professional judgment and experience, Perella Weinberg selected a representative range of multiples of 18.1x to 25.5x to apply to the last 12 months (as of June 30, 2018 and July 31, 2018) EBITDA of SodaStream. From this analysis, Perella Weinberg derived an indicative implied value per share range for SodaStream ordinary shares of approximately $105.00 to $145.00 per SodaStream ordinary share for the last 12 months (as of June 30, 2018) EBITDA of SodaStream and an indicative implied value per share range for SodaStream ordinary shares of approximately $110.00 to $152.00 per SodaStream ordinary share for the last 12 months (as of July 31, 2018) EBITDA of SodaStream. Perella Weinberg compared this range to the merger consideration of  $144.00 per SodaStream ordinary share to be received by the holders of SodaStream ordinary shares (other than excluded shares) pursuant to the merger agreement.
Although the selected transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the merger or SodaStream.
Discounted Cash Flow Analysis
Perella Weinberg performed a discounted cash flow analysis of SodaStream. A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of its estimated future cash flows. “Future cash flows” refers to projected unlevered free cash flows (calculated, beginning with EBITDA, by adding other income, subtracting taxes and capital expenditures and adjusting for changes in working capital, other investments, deferred taxes and other items) of a company. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts to a specific point in time by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

Perella Weinberg calculated the implied enterprise value as the sum of  (a) the present value (as of August 17, 2018) of SodaStream management’s estimated future cash flows of SodaStream during the partial calendar year 2018 (August 18 – December 31) and complete calendar years 2019 through 2023, as included in the SodaStream Forecasts, and (b) the present value (as of August 17, 2018) of the terminal value of SodaStream at the end of calendar year 2023.
Perella Weinberg calculated the terminal value by applying an EV/EBITDA exit multiple range of 11.0x to 15.0x to SodaStream management’s estimated EBITDA of SodaStream for calendar year 2023. Such exit multiples were selected based upon Perella Weinberg’s view of appropriate valuation multiples for SodaStream’s business based on the current and historical state of the market for companies comparable to SodaStream and SodaStream’s historical valuations. Perella Weinberg then calculated the net present values of the future cash flows and terminal value of SodaStream by applying a discount rate range of 9.5% to 10.5% (which was selected based upon an assessment of appropriate cost of capital for a business comparable to SodaStream). Perella Weinberg observed that utilizing an EV/EBITDA exit multiple range of 11.0x to 15.0x and a discount rate range of 9.5% to 10.5% implied a perpetuity growth rate range of 2.5% to 5.3%. Perella Weinberg then derived an implied enterprise value reference range for SodaStream ordinary shares of approximately $126.00 to $166.00 per SodaStream ordinary share. Perella Weinberg compared the approximate implied enterprise value reference range to the merger consideration of  $144.00 per SodaStream ordinary share to be received by the holders of SodaStream ordinary shares (other than excluded shares) pursuant to the merger agreement.
Miscellaneous
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to SodaStream or the merger.
Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Board as to the fairness, from a financial point of view, as of the date of such opinion, of the merger consideration to be received by the holders of SodaStream ordinary shares, other than excluded shares, pursuant to the merger agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon the SodaStream Forecasts and other third party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of SodaStream, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by SodaStream management or third parties.
As described above, the opinion of Perella Weinberg to the Board was one of many factors taken into consideration by the Board in making its determination to approve the merger. Perella Weinberg was not asked to, and did not, recommend the specific consideration to the shareholders of SodaStream provided for in the merger agreement, which consideration was determined through arms-length negotiations between SodaStream and PepsiCo. Perella Weinberg did not recommend any specific amount of consideration to SodaStream shareholders or the Board or that any specific amount of consideration constituted the only appropriate consideration for the merger. Also, as discussed above, Perella Weinberg’s opinion was not intended to be and does not constitute, a recommendation to any holder of SodaStream ordinary shares as to how such holder should vote or otherwise act with respect to the merger or any other matter and does not in any manner address the prices at which SodaStream ordinary shares will trade at any time.

Pursuant to the terms of the engagement letter between Perella Weinberg and SodaStream, dated August 19, 2018, SodaStream agreed to pay Perella Weinberg $3,000,000 upon the delivery of Perella Weinberg’s opinion and a transaction fee of  $5,000,000 following the closing of the merger, which will be reduced by the opinion fee previously paid to Perella Weinberg by SodaStream. In addition, SodaStream agreed to reimburse Perella Weinberg for certain expenses and to indemnify Perella Weinberg for certain liabilities that may arise out of its engagement.
Except in connection with its engagement as financial advisor to SodaStream in connection with the proposed merger, during the two-year period prior to the date of Perella Weinberg’s opinion, no material relationship existed between Perella Weinberg and its affiliates, on the one hand, and SodaStream or PepsiCo, on the other hand, pursuant to which compensation was received by Perella Weinberg or its affiliates. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to SodaStream or PepsiCo or any of their respective affiliates for which they would expect to receive compensation. In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of SodaStream or PepsiCo or any of their respective affiliates.
Interests of Certain of SodaStream’s Executive Officers and Directors in the Merger
When considering the recommendation of the Board, you should be aware that members of the Board and our executive officers have interests in the merger other than their interests as SodaStream shareholders generally, pursuant to agreements between such directors and executive officers and us and pursuant to the merger agreement or other agreements with Parent. These interests may be different from, or in conflict with, your interests as SodaStream shareholders.
The members of the Board were aware of these additional interests, and considered them, when they approved the merger agreement.
Acceleration of Unvested Options and RSUs; Payment for PSUs; Value Attributable to Outstanding Vested and Unvested Options, RSUs and PSUs.   As described below under the section of this proxy statement entitled “The Merger Agreement — Effect of the Merger on Equity Plans,” the effectiveness of the merger will have the following impact on securities outstanding under the Equity Plans — including securities held by SodaStream’s officers and directors:
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Each outstanding and unexercised option to purchase SodaStream ordinary shares issued under the Equity Plans, whether or not then vested, will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess, if any, of  $144.00 over the exercise price per SodaStream ordinary share for such option and (b) the total number of SodaStream ordinary shares underlying such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price per SodaStream ordinary share for any option is equal to or greater than $144.00, such option will be canceled without payment of any consideration.

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Each outstanding RSU, representing the right to receive SodaStream ordinary shares, whether or not then vested, will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment.

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Each PSU, representing the right to receive SodaStream ordinary shares, which is outstanding as of the effective time of the merger and that vests pursuant to the terms of the applicable grant agreement, will be accelerated and become immediately vested, and will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such PSU, less applicable withholding taxes required to be withheld with respect to that payment, and paid in accordance with the applicable terms and conditions of the PSU. Each PSU that does not vest in accordance with the applicable grant agreement will be canceled without payment of any consideration.

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Assuming the closing of the merger on November 8, 2018 (30 days following the date of the meeting), a total of 109,500 options with a weighted average exercise price per SodaStream share of  $34.49 and 18,004 RSUs, granted to our directors, and a total of 105,496 options with a weighted average exercise price per SodaStream share of  $53.48 and 57,304 RSUs, granted to our executive officers (other than our Chief Executive Officer), will be accelerated at the effective time of the merger. In addition, the 125,000 RSUs and 160,000 PSUs granted to our Chief Executive Officer and approved by our shareholders on June 21, 2018 will be accelerated at the effective time of the merger in accordance with the terms of such awards. If the closing of the merger occurs after November 16, 2018, on that date, in accordance with our equity-based compensation framework for non-employee directors that was approved by our shareholders on November 16, 2017, a regular annual award of options and RSUs will be made to four of our non-employee directors. If the closing of the merger occurs after December 1, 2018, on that date, a regular annual award of options and RSUs will be made to three additional non-employee directors. Pursuant to our equity-based compensation framework, the value of the annual equity awards for each director will not exceed $300,000 at the date of grant. These equity awards will be accelerated at the effective time of the merger.

Retention Arrangements.   PepsiCo has indicated that retention of employees is key to the success of the merger. In order to retain and motivate our executive officers and other employees following the merger, PepsiCo has established a cash and equity retention program, to become effective following the consummation of the merger. The retention program for our Chief Executive Officer and other executive officers consist substantially of cash and equity awards that are subject to vesting over a three-year period and, in some cases, will also be subject to the achievement of performance targets. The value of the cash-based and equity-based retention awards to be granted (i) to our Chief Executive Officer is a net amount of  $4.0 million for time-based cash awards, up to $10.0 million pre-tax for time-based equity awards vesting over a period of three years and up to $20.0 million pre-tax for performance-based equity awards that vest over a period of three years, (ii) to our executive officers (excluding our Chief Executive Officer) is approximately $1.9 million pre-tax for time-based cash awards, approximately $3.6 million pre-tax for time-based equity awards that vest over a period of three years and up to approximately $1.8 million pre-tax for performance-based equity awards that vest over a period of three years, and (iii) to all other employees is approximately $23.5 million pre-tax in a combination of cash and equity awards. In addition, in order to recognize the contributions of SodaStream’s workforce broadly, each employee with at least one year tenure who did not participate in the Equity Plans will receive a gross cash payment of  $5,000 and each employee with less than one year tenure will receive a pro-rata cash payment, in each case, upon the closing of the merger, resulting in an aggregate payment of approximately $12.5 million pre-tax, with the full amount to be paid upon the closing.
The awards described above are subject to vesting protections in the event of termination without “cause” and, in the case of executive officers, resignation for good reason.
Indemnification and Insurance.   Pursuant to the merger agreement, Parent has agreed that, after the effective time of the merger, it will (a) cause SodaStream as the surviving entity to fulfill and honor in all respects the obligations of SodaStream or any of its subsidiaries pursuant to any existing indemnification agreements between SodaStream or any of its subsidiaries and each person who is or at any time prior to the effective time of the merger was an officer, director, trustee, employee or agent of SodaStream or any of its subsidiaries; and (b) cause SodaStream as the surviving company to acquire, or alternatively Parent has agreed to cause the surviving entity to maintain in effect, officers’ and directors’ liability insurance for seven years commencing at the effective time of the merger, subject to certain premium caps. Notwithstanding the foregoing, SodaStream has agreed to purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies prior to the effective time of the merger in amount and scope no less favorable than those of our current directors’ and officers’ insurance policies. Parent has furthermore undertaken a direct obligation to indemnify, to the fullest extent permitted by law applicable to Parent, for a period of seven years commencing at the effective time of the merger, each such officer and director of SodaStream and its subsidiaries for any costs, fees, and expenses arising directly or indirectly out of any action or omission or alleged action or omission taken or not taken in such individual’s capacity as a director, officer, trustee, employee or agent of SodaStream or any of its subsidiaries or other affiliates prior to or at the effective time of the merger, or any of the transactions contemplated by the merger agreement.

No Appraisal Rights
Under Israeli law, holders of SodaStream ordinary shares are not entitled to statutory appraisal rights in connection with the merger.
Effects of the Merger on SodaStream Ordinary Shares
Under the merger agreement, at the effective time of the merger, each outstanding SodaStream ordinary share will be automatically converted into and represent the right to receive $144.00 per SodaStream ordinary share in cash, without interest and less any applicable withholding taxes. As of the effective time of the merger, each holder of a certificate representing SodaStream ordinary shares will cease to have any rights as a shareholder, except the right to receive $144.00 per SodaStream ordinary share in cash, without interest and less any applicable withholding taxes, upon the surrender of such ordinary share.
At the effective time of the merger, current SodaStream shareholders will cease to have ownership interests in SodaStream or rights as SodaStream shareholders. Therefore, such current shareholders of SodaStream will not participate in any future earnings or growth of SodaStream and will not benefit from any appreciation in value of SodaStream.
Effect of the Merger on Equity Plans
As of the effective time of the merger, the Equity Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of SodaStream or any of its subsidiaries will be canceled.
At the effective time of the merger, securities outstanding under the Equity Plans will be impacted as follows:
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Each outstanding and unexercised option to purchase SodaStream ordinary shares issued under the Equity Plans, whether or not then vested, will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess, if any, of  $144.00 over the exercise price per SodaStream ordinary share for such option and (b) the total number of SodaStream ordinary shares underlying such option, less applicable withholding taxes required to be withheld with respect to such payment. If the exercise price per SodaStream ordinary share for any option is equal to or greater than $144.00, such option will be canceled without payment of any consideration.

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Each outstanding RSU, representing the right to receive SodaStream ordinary shares, whether or not then vested, will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment.

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Each PSU, representing the right to receive SodaStream ordinary shares, which is outstanding as of the effective time of the merger and that vests pursuant to the terms of the applicable grant agreement, will be accelerated and become immediately vested, and will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such PSU, less applicable withholding taxes required to be withheld with respect to that payment, and paid in accordance with the applicable terms and conditions of the PSU. Each PSU that does not vest in accordance with the applicable grant agreement will be canceled without payment of any consideration.

Delisting and Deregistration of SodaStream Ordinary Shares
If the merger is completed, SodaStream ordinary shares will be delisted from, and will no longer be traded on, the NASDAQ and the TASE, and deregistered under the Exchange Act and the Israeli Securities Law. As such, we would no longer be required to file periodic reports with the SEC, the ISA or the TASE.

Procedures for Receiving the Merger Consideration
After the completion of the merger, the paying agent to be engaged for such purpose will provide instructions to each holder of record of SodaStream ordinary shares that will explain how to surrender share certificates. Each shareholder will receive cash for his, her or its shares from the paying agent after complying with these instructions. If your SodaStream ordinary shares are held in “street name” on the NASDAQ by your bank, broker or other nominee, or through a member of the TASE, you will receive instructions from your bank, broker or other nominee, or TASE member, as to how to effect the surrender of the “street name” shares or TASE-traded shares (as applicable) and receive cash for those shares. YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY. See “The Merger Agreement — Payment Procedures.”
Material U.S. Federal and Israeli Income Tax Consequences
Tax matters are very complicated, and the tax consequences of the receipt of the merger consideration to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger consideration and the merger.
Material U.S. Federal Income Tax Consequences
The following is a general summary of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect.
This discussion is limited to SodaStream shareholders who hold their SodaStream ordinary shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and there can be no assurances that the IRS will not take a different position concerning the tax consequences of the merger or that such a position would not be sustained. No opinion of counsel has been or will be rendered as to the U.S. federal income tax consequences of the merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, real estate investment trusts, grantor trusts, partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, insurance companies, dealers or traders in securities or commodities or currencies, traders that have elected mark-to-market treatment, tax-exempt entities or organizations (including an “individual retirement account” or a “Roth IRA” as defined in Section 408 or 408A of the Code), S corporations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. holders who within the five-year period prior to the merger have held (directly, indirectly or through attribution) 10% or more of the voting power or value of SodaStream ordinary shares, persons who own SodaStream ordinary shares through a partnership or other pass-through entity, persons that hold SodaStream ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, persons who acquired their SodaStream ordinary shares upon the exercise of options, warrants or otherwise as consideration for services performed, holders that acquire SodaStream ordinary shares as a result of holding or owning our preferred shares, or U.S. holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. This summary also does not discuss U.S. federal income tax consequences to a holder of options or warrants to acquire SodaStream ordinary shares. In addition, this summary does not discuss any non-U.S. or U.S. state or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. holder” means a beneficial owner of SodaStream ordinary shares that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b) if a valid election is in effect under applicable U.S. Treasury regulations to treat-the trust as a domestic trust.

As used herein, the term “non-U.S. holder” means a beneficial owner of SodaStream ordinary shares that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of SodaStream ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of SodaStream ordinary shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the merger.
SODASTREAM SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.
SODASTREAM SHAREHOLDERS WHO ARE NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.
Sale of SodaStream Ordinary Shares
The receipt by a U.S. holder of cash in exchange for SodaStream ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the potential status of SodaStream as a passive foreign investment company, or PFIC (see “— Passive Foreign Investment Company”), for U.S. federal income tax purposes, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and its aggregate adjusted tax basis in SodaStream ordinary shares that it exchanges therefor. Gain or loss will be calculated separately for each block of SodaStream ordinary shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the merger. A U.S. holder’s adjusted tax basis in its SodaStream ordinary shares generally will equal the purchase price that it paid for such shares.
Subject to the discussion below under “— Passive Foreign Investment Company,” any gain or loss recognized by a U.S. holder would be long-term capital gain or loss if the SodaStream ordinary shares surrendered were held for more than one year as of the effective date of the merger and would be short-term capital gain or loss if the SodaStream ordinary shares surrendered were held for one year or less as of the effective date of the merger. Subject to application of the net investment income tax described below under “— Passive Foreign Investment Company,” in the case of certain non-corporate U.S. holders, long-term capital gains are generally subject to a maximum U.S. federal income tax rate of 20%. Certain limitations apply to the use of capital losses.

Generally, gain from the sale of shares by a U.S. holder will be U.S.-source passive category income for purposes of the U.S. foreign tax credit calculation. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the sourcing rules, the foreign tax credit rules, and their eligibility for the benefits (if any) of the U.S.-Israel Tax Treaty (as defined below) in connection with such rules.
Subject to the discussion below under “— Backup Withholding” if you are a non-U.S. holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such SodaStream ordinary shares unless:
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such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

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you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company
Based on certain estimates of SodaStream’s gross income and gross assets and the nature of SodaStream’s business, SodaStream believes, and this discussion assumes, that SodaStream was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2017, and furthermore does not expect to be classified, and you should assume that SodaStream will not be classified, as a PFIC for its taxable year ending December 31, 2018. Because PFIC status must be determined annually based on tests which are factual in nature, SodaStream’s status as a PFIC for its taxable year ended December 31, 2018 will depend on SodaStream’s income, assets and activities in 2018, and there can be no assurance that SodaStream will not be considered a PFIC for 2018.
A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look through rules, either:
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at least 75% of its gross income is “passive income,” or

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at least 50% of its average percentage of assets (which may be determined in part by the market value of SodaStream ordinary shares, which is subject to change) produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of SodaStream ordinary shares. If a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the non-U.S. corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If SodaStream is classified as a PFIC in any year with respect to which a U.S. holder owns SodaStream ordinary shares, SodaStream ordinary shares generally will continue to be treated as shares in a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns SodaStream ordinary shares, regardless of whether SodaStream continues to meet the tests described above (including if SodaStream is not classified as a PFIC for the taxable year in which the merger occurs). A U.S. holder of shares in a PFIC will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis, although the adverse U.S. federal income tax consequences to such U.S. holder may be mitigated if such U.S. holder makes a valid, timely mark-to-market election under Section 1296 of the Code (a “mark-to-market election”) with respect to such SodaStream ordinary shares for the taxable year in which such U.S. holder’s holding period begins. A U.S. holder’s mark-to-market election will apply to all subsequent taxable years, unless SodaStream ordinary shares cease to be “marketable stock” or the IRS consents to the revocation of the election. U.S. holders of PFICs are required to report their shareholdings and any dispositions of stock in a PFIC on IRS Form 8621.

If you are a U.S. holder and if SodaStream has been classified as a PFIC with respect to 2018, then unless you have made the mark-to-market election described below, any gain realized in connection with the merger generally will be treated as ordinary income and will be subject to tax as if  (a) the gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before SodaStream became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years, which interest charge is not deductible by non-corporate U.S. holders. Gain on the sale or disposition of SodaStream ordinary shares that are sold or disposed of during the taxable year of the U.S. holder in which the U.S. holder’s holding period for such SodaStream ordinary shares begins generally would be characterized as short term capital gain (rather than as ordinary income as described above).
If a U.S. holder has made a valid, timely mark-to-market election with respect to its SodaStream ordinary shares, any gain such U.S. holder recognizes upon the sale or other disposition of such U.S. holder’s SodaStream ordinary shares in connection with the merger will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any loss recognized in excess of the net amount previously included as income as a result of the mark-to-market election generally will be capital loss and will be long-term capital loss if SodaStream ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The U.S. holder’s tax basis in its SodaStream ordinary shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election.
SodaStream does not intend to provide the information necessary for U.S. holders to make qualified electing fund elections under Section 1295 of the Code if it is classified as a PFIC. If SodaStream is determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to gains deemed to be realized by U.S. holders in respect of any of SodaStream’s subsidiaries that also may be determined to be PFICs.
U.S. holders should consult their tax advisors regarding SodaStream’s status as a PFIC for its taxable year ended December 31, 2018 and the availability of the mark-to-market election.
U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% net investment income tax on any capital gains and dividend income arising from the sale of their SodaStream ordinary shares pursuant to the merger. Special rules apply and certain elections are available for certain U.S. holders that are subject to the 3.8% net investment income tax and hold shares in a PFIC. U.S. holders are urged to consult their tax advisers regarding the application of the net investment income tax to them as a result of the merger.
U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.
Backup Withholding
Subject to the discussion above under “— Passive Foreign Investment Company,” if you are a U.S. holder, the payment of cash pursuant to the merger in exchange for SodaStream ordinary shares may be subject to information reporting and backup withholding, at applicable rates. Backup withholding will not apply, however, to a U.S. holder who (a) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (b) is otherwise exempt from backup withholding. If a U.S. holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS. The backup withholding tax rate is currently 24%.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO SODASTREAM SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION. SODASTREAM SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.
Material Israeli Tax Consequences
The following is a summary discussion of certain Israeli tax considerations in connection with the merger. The following summary is presented for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of SodaStream ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.
Tax matters are very complicated, and the Israeli tax consequences of the merger to SodaStream shareholders will depend on their particular situation. You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.
In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Ordinance generally imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale of such assets by a non-Israel resident if those assets are either (a) located in Israel, (b) are shares or a right to a share in an Israeli resident corporation, or (c) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under the Israeli tax rules or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption).
Under the Ordinance and regulations promulgated thereunder, the tax rate applicable to real capital gains (after adjustment for inflation surplus) derived from the disposition of SodaStream ordinary shares in the merger is 25% for individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of any means of control (including, among other things, the right to receive profits of SodaStream, voting rights, the right to receive SodaStream’s liquidation proceeds and the right to appoint a director) in SodaStream, the tax rate will be 30%. Israeli law distinguishes between real capital gain and inflationary surplus. Please consult with your own tax advisor as to the method you should use to determine the inflationary surplus. The real capital gain is the excess of the total capital gain over the inflationary surplus. Real capital gains derived by companies are generally taxed at the ordinary corporate tax rate (the ordinary corporate tax rate in Israel in 2018 and thereafter is 23%). The foregoing tax rates will not apply to individual shareholder dealing in securities or to an individual shareholder for whom such income is otherwise taxable as ordinary business income, currently, 23% for corporations and a marginal tax rate of up to 47% for individuals, plus an additional tax of 3%, which is imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 641,880 for 2018).
Under the Treaty, Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. Holder who is entitled to claim the benefits afforded to such a resident by the Treaty (a “U.S. Treaty Resident”) and holds the shares as a capital asset. However, such exemption will not apply if  (a) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in SodaStream during any part of the 12-month period preceding the disposition, subject to specified conditions, (b) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident maintained in Israel; (c) the seller, being an individual, is present in Israel for a period or periods of 183 days or more in the aggregate at the taxable year; (d) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (e) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the Treaty, a U.S. Treaty Resident would generally be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. Eligibility to benefit from tax treaties is conditioned upon the holder of SodaStream ordinary shares presenting a valid certificate from the ITA providing for such an exemption prior to the applicable payment for such shares.
In addition, Israeli law generally exempts non-residents of Israel (whether an individual or a corporation) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the NASDAQ provided, among other things, that (a) such gains were not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel, and (b) such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Nevertheless, a non-Israeli corporation will not be entitled to the foregoing exemptions if an Israeli resident (x) has a controlling interest of more than 25% in such non-Israeli corporation or (y) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. SodaStream shareholders who acquired their SodaStream ordinary shares prior to SodaStream’s initial public offering in November 2010 and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty (which exemption requires the receipt in advance of a valid certificate from the ITA providing for such an exemption), may be subject to Israeli capital gains tax on the disposition of their SodaStream ordinary shares in the merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the merger to them.
PepsiCo and SodaStream have agreed to request certain pre-rulings from the ITA, as follows:
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The first request will address, among others, the (where required) requisite holding period of cash consideration with the employee equity awards which are subject to a trustee arrangement pursuant to Section 102 of the Ordinance in order to preserve preferential tax treatment under Section 102 of the Ordinance.

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The second request will ask that the ITA either exempts payments to be made to eligible brokers or financial institutions from any obligation to withhold Israeli tax at source or provides that no such obligation exists, or otherwise provides detailed instructions on how such withholding at source is to be executed in connection with the merger. In addition, the request will ask that non-Israeli shareholders that purchased their SodaStream ordinary shares on or after November 3, 2010 (the date on which SodaStream listed its shares on the NASDAQ) and hold less than 5% of the outstanding SodaStream ordinary shares will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased. Such a tax ruling is also expected to include a process for exempting non Israeli holders of options, RSUs and PSUs from Israeli withholding tax. We cannot assure you that our requests will be accepted. Pursuant to the merger agreement, the paying agent and PepsiCo are entitled to deduct and withhold from any consideration payable in the merger such amounts as may be required to be deducted or withheld therefrom under the Ordinance and regulations promulgated thereunder, subject to providing the paying agent or PepsiCo a certificate issued by the ITA providing for a specific exemption or reduction with respect to Israeli tax withholding.

No assurance can be made that any of the requests made in the tax ruling request will be granted by the ITA.

Accounting Treatment of the Merger
In accordance with U.S. generally accepted accounting principles, Parent will account for the merger using the acquisition method of accounting pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 — Business combinations.
Regulatory Matters
In considering the various conditions that must be satisfied prior to the completion of the merger, SodaStream specifically considered the various regulatory filings and approvals that would be necessary to complete the merger, including receipt of the regulatory approvals referred to below. SodaStream and PepsiCo have agreed to work towards receipt of all required regulatory approvals.
Antitrust Filing under the HSR Act.   Under the HSR Act, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been early terminated. Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the merger were filed with the Antitrust Division of the DOJ (the “Antitrust Division”), and the FTC, on September 6, 2018. Pursuant to the requirements of the HSR Act, the merger may be closed following the expiration of a 30-calendar day waiting period (if the 30th day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the Antitrust Division and the FTC, unless the federal government terminates the waiting period early or issues a request for additional information and documentary material. The 30-calendar day waiting period with respect to the merger commenced on September 7, 2018.
If, within the initial 30-calendar day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning this merger, the waiting period will be extended and will expire at 11:59 p.m. EDT on the 30th calendar day after the date both parties substantially comply with that request, unless the waiting period is earlier terminated by the FTC or the Antitrust Division. If the 30th day falls on a weekend or holiday, the waiting period will expire on the next business day.
At any time before or after this merger is completed, any of the Antitrust Division, the FTC or private parties (including individual states) may bring legal actions under the antitrust laws. SodaStream does not believe that the consummation of the merger will result in a violation of any applicable antitrust laws, subject to the parties obtaining those regulatory approvals that are required. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be. The expiration or early termination of the waiting period under the HSR Act, or receipt of approval of the merger following a legal action under U.S. antitrust laws, is a condition to the closing of the merger.
Israeli Antitrust Authority.   Approval of the merger, or an exemption from such approval, is furthermore required under the Israeli Restrictive Trade Practices Law, 5748-1988. PepsiCo and SodaStream agreed in the merger agreement to submit to the IAA the merger notifications under the RTPL Law in connection with the merger agreement, as soon as practicable after the signing date of the merger agreement (but in no event later than 10 business days (as defined in the merger agreement) following the signing date). Receipt of the IAA’s approval of the merger or an exemption from filing merger notifications from the IAA is a condition to the closing of the merger. An exemption from merger notifications under the RTPL Law was issued by the IAA on August 29, 2018.
Additional Antitrust Filings.   SodaStream and PepsiCo have agreed under the merger agreement to file with any other applicable governmental authorities (including in the European Union and Taiwan), the notifications as required by their respective antitrust laws (including, without limitation, with respect to the European Commission, a draft Form CO relating to the merger agreement and the transactions contemplated thereby as required by the EU Merger Regulation), as promptly as reasonably practicable after the signing date of the merger agreement, and in any event before the expiration of any applicable legal deadlines.

Each of SodaStream and PepsiCo are furthermore required, in connection with any required antitrust filings, to (a) cooperate and coordinate with one another in the making of such filings, (b) supply the other with any information that may be required in order to make such filings, (c) supply any additional information that reasonably may be required or requested by the FTC, the DOJ, the IAA, the European Commission, the Taiwan Fair Trade Commission or the governmental authorities of any other applicable jurisdiction in which any such filing is made under any other antitrust laws, and (d) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, the RTPL Law, the EU Merger Regulation or any other antitrust laws as soon as practicable, and to obtain any required consents under any other antitrust laws applicable to the merger as soon as practicable, and to avoid any impediment to the consummation of the merger under any antitrust laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, the European Commission, the Taiwan Fair Trade Commission, the IAA or any other governmental authority or person may assert under any applicable antitrust laws with respect to the merger.
Israeli Investment Center Approval.   Due to SodaStream’s receipt of grants and tax benefits from it in the past, the Investment Center must approve the change of control that will result from the completion of the merger. SodaStream has agreed under the merger agreement to prepare and file, as soon as practicable and no later than 10 business days after the date of the merger agreement, an application to obtain the Investment Center Approval with respect to the change in ownership of SodaStream to be effected by the merger. That application was filed on September 5, 2018 and approved in principle on September 6, 2018. The parties have agreed to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of the application for such approval and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval. Receipt from the Investment Center of that approval is a condition to the closing of the merger under the merger agreement.
Israel Land Authority.   SodaStream must furthermore obtain the ILA Approval with respect to the change of control of SodaStream that will result from the merger. Under the merger agreement, each of Parent, Merger Sub and SodaStream has agreed to and will cause its affiliates to, use commercially reasonable efforts in connection with obtaining that approval, including providing all information reasonably required by the ILA and executing and delivering any undertakings in favor of the ILA. The ILA Approval is not a condition precedent to the consummation of the merger.
Israeli Companies’ Registrar.   Each of SodaStream and Merger Sub is required to file with the Israeli Companies’ Registrar a merger proposal setting forth specified details with respect to the merger, within three days of calling the special general meeting to approve the merger. SodaStream and Merger Sub have filed the required merger proposals with the Israeli Companies’ Registrar.
After the shareholders’ vote, each of SodaStream and Merger Sub must file a notice with the Israeli Companies’ Registrar regarding the approval of the merger by the SodaStream shareholders no later than three business days after the date on which such approval is received. Merger Sub has filed the required notice regarding the approval of the merger by the sole shareholder of Merger Sub.
Assuming that the shareholders of SodaStream approve the merger proposal (and all the other conditions set forth in the merger agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as least 30 days have elapsed after the approval of the merger by the SodaStream shareholders and at least 50 days have passed from the date of the filing of the merger proposals with the Israeli Companies’ Registrar, the merger will become effective upon the issuance of a certificate of merger following a request by SodaStream and Merger Sub, and upon request the Israeli Companies’ Registrar will be required to register the merger in the Israeli Companies’ register.
Israeli Tax Rulings.   Parent and SodaStream have agreed to request certain rulings from the Israeli Tax Authority. See “— Material U.S. and Israeli Income Tax Consequences — Material Israeli Tax Consequences.”

Notice to Creditors.   Pursuant to the Companies Law, a notification of the merger must be sent to the secured creditors of each merging company within three days after the applicable merging company’s merger proposal was filed with the Israeli Companies’ Registrar. Non-secured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the applicable merger proposal is submitted to the Israeli Companies’ Registrar and, with respect to SodaStream, in one daily newspaper in New York within three days of the date that SodaStream’s merger proposal is submitted to the Israeli Companies’ Registrar. Both merging companies have notified their respective creditors of the merger in accordance with these requirements, to the extent applicable. Both merging companies have also notified the Israeli Companies’ Registrar of the notices given to their respective creditors.

THE MERGER AGREEMENT
The following is a summary of certain provisions of the merger agreement. This section describes material provisions of the merger agreement, but does not purport to describe all of the terms of the merger agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this document and incorporated by reference into this document. You are urged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger. This section entitled “The Merger Agreement” is not intended to provide you with any factual information about us. Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 82 of this proxy statement.
Explanatory Note Regarding the Merger Agreement
The below summary of the merger agreement has been provided solely to inform you of its terms. The rights and obligations of SodaStream, Parent and Merger Sub are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement. The merger agreement contains customary representations and warranties that SodaStream, Parent and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement among SodaStream, Parent and Merger Sub and may be subject to important qualifications and limitations not reflected in the text of the merger agreement agreed to by SodaStream, Parent and Merger Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among SodaStream, Parent and Merger Sub rather than establishing matters as facts. Investors and security holders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of SodaStream, Parent and Merger Sub or any of their respective affiliates or businesses. For the foregoing reasons, you should not read the representations and warranties given by the parties in the merger agreement or any description of the merger agreement as characterizations of the actual state of facts or conditions of SodaStream, Parent, Merger Sub or any of their respective subsidiaries or affiliates.
The Merger
Upon the terms and subject to the conditions of the merger agreement, and in accordance with Israeli law, at the effective time of the merger, Merger Sub, a wholly-owned subsidiary of Buyer, will be merged with and into SodaStream and, as a result of the merger, the separate corporate existence of Merger Sub will cease and SodaStream will continue as the surviving company and will (a) become a direct wholly-owned subsidiary of Buyer, (b) continue to be governed by the laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and SodaStream in accordance with the Companies Law. The merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a special general meeting of SodaStream’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any SodaStream ordinary shares that are held by Merger Sub, Buyer and Parent.
Closing and Effective Time of the Merger
Unless otherwise agreed upon in writing by SodaStream and Parent or unless the merger agreement is terminated in accordance with its provisions, the closing of the merger will take place not later than the second business day following the date on which each of the conditions precedent set forth in the merger agreement and described in the section entitled “— Conditions to the Merger” beginning on page 76 of this proxy statement (other than those conditions that by their nature are to be satisfied at the effective time of the merger, but subject to the satisfaction or waiver of those conditions by the party entitled to waive such conditions). The merger will become effective upon the issuance by the Israeli Companies’ Registrar of the certificate of merger in accordance with Section 323(5) of the Companies Law.
Articles of Association; Directors and Officers
At the effective time of the merger, the articles of association of Merger Sub, as in effect immediately prior to the effective time of the merger, will be the articles of association of the surviving company, until thereafter amended as provided in such articles of association, the merger agreement or by applicable law. From and after the effective time of the merger, the parties will take all actions necessary so that the directors of Merger Sub at the effective time of the merger and those individuals designated as directors of the surviving company effective as of the effective time of the merger under the confidential disclosure letter delivered by SodaStream to Parent concurrently with the execution of the merger agreement (the “confidential disclosure letter”) will be appointed and serve as the directors of the surviving company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the articles of association of the surviving company. At the effective time of the merger, certain individuals listed in the confidential disclosure letter will be the officers of the surviving company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the articles of association of the surviving company.
The Merger Consideration and the Conversion of Share Capital
At the effective time of the merger, by virtue of the merger and without any action on the part of SodaStream, Parent, Buyer, Merger Sub or the holders of any SodaStream ordinary shares, each SodaStream ordinary share issued and outstanding immediately prior to the effective time of the merger (other than SodaStream ordinary shares held in the treasury of SodaStream or owned by Parent or any direct or indirect wholly-owned subsidiary of SodaStream or Parent, which will be canceled and retired without any conversion or consideration paid in respect thereof and will cease to exist) will automatically be converted into and represent the right to receive $144.00 in cash without any interest thereon, and less applicable withholding taxes.
At the effective time of the merger, by virtue of the merger, each option to acquire SodaStream ordinary shares that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) the excess, if any, of  $144.00 over the exercise price per SodaStream ordinary share for such option, and (b) the total number of shares underlying such option, less applicable withholding taxes (the “option consideration”). If the exercise price per SodaStream ordinary share for any option is equal to or greater than $144.00, such option will be canceled without payment of consideration.
At the effective time, by virtue of the merger, each RSU outstanding immediately prior to the effective time of the merger, whether or not vested, will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such RSU, less applicable withholding taxes (the “RSU consideration”), provided that such lump sum payment may be delayed in order not to trigger taxes under Section 409A of the Code.
At the effective time, by virtue of the merger, each PSU outstanding immediately prior to the effective time of the merger, that vests pursuant to the terms of the applicable grant agreement, will be accelerated and become immediately vested, and will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (a) $144.00 and (b) the number of SodaStream ordinary shares subject to such PSU, less applicable withholding taxes (the “PSU consideration”), and paid in accordance with the applicable terms and conditions of the PSU, provided that such lump sum payment may be delayed in order not to trigger taxes under Section 409A of the Code. Each PSU that does not vest in accordance with the applicable grant agreement will be canceled without payment of consideration.
Each ordinary share of Merger Sub outstanding immediately prior to the effective time of the merger will be automatically converted into one ordinary share of the surviving company.
Payment Procedures
Prior to the effective time of the merger, but in no event later than three business days prior to the closing date, Parent will select a paying agent for the merger and enter into an agreement with the paying agent in form reasonably satisfactory to SodaStream and Parent and, to the extent necessary in light of the provisions of certain withholding tax rulings under Israeli law, an information agent to assist, among other things, in reviewing any requisite residency certificate and/or other declaration for Israeli tax withholding purposes, and/or a valid tax certificate issued by the ITA, as applicable, and enter into an agreement with the information agent in a form reasonably satisfactory to SodaStream.
On the closing date, Parent must deposit, or cause to be deposited, with the paying agent, for payment to the holders of SodaStream ordinary shares (excluding SodaStream ordinary shares issued upon exercise of options granted under Section 102(b)(2) and 102(b)(3) of the Ordinance (such options referred to as “102 options”) or vesting of RSUs and PSUs granted under Section 102(b)(2) and 102(b)(3) of the Ordinance (referred to as “102 RSUs” and “102 PSUs,” respectively, and such shares issued upon the exercise of 102 options, vesting of 102 RSUs and vesting of 102 PSUs, referred to as “102 shares”), in respect of which payment will be transferred directly to the trustee appointed by SodaStream in accordance with the provisions of the Ordinance (the “102 trustee”)), an amount of cash equal to the aggregate merger consideration which holders of SodaStream ordinary shares are entitled to receive pursuant to the merger agreement.
Promptly following the effective time of the merger, Parent and the surviving company will cause the paying agent to mail to each holder of record of a certificate or certificates representing outstanding SodaStream ordinary shares as of immediately prior to the effective time of the merger whose shares were converted into the right to receive the merger consideration, other than 102 shares, (a) a letter of transmittal, (b) a declaration and/or a valid tax certificate in which the beneficial owner of SodaStream ordinary shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the merger consideration payable to such beneficial holder pursuant to the terms of the Ordinance, the Code, or any provision of state, local, Israeli or foreign law, and (c) instructions for use in effecting the surrender of the certificates in exchange for the merger consideration.
Promptly following the effective time of the merger, Parent and the surviving company will (a) cause the paying agent to mail to each holder of uncertificated SodaStream ordinary shares registered in SodaStream’s electronic direct registration system immediately prior to the effective time of the merger whose shares were converted into the right to receive the merger consideration, other than 102 shares, and (b) cause the information agent to mail to each holder of SodaStream ordinary shares held in a book-entry account that immediately prior to the effective time of the merger represented any uncertificated SodaStream ordinary shares held of record by The Depository Trust Company (the “book-entry shares”), in each case, whose shares were converted into the right to receive the merger consideration, a declaration and/or a valid tax certificate in which the beneficial owner of SodaStream ordinary shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the merger consideration payable to such beneficial holder pursuant to the terms of the Ordinance, the Code, or any provision of state, local, Israeli or foreign law. No holder of uncertificated SodaStream ordinary shares or book-entry shares will be required to deliver a certificate or an executed letter of transmittal to the paying agent to receive the merger consideration.
Payment and deliveries of the merger consideration will be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as will be set forth in the letter of transmittal. Upon delivery to the paying agent of the declaration for tax withholding purposes and/or a valid tax certificate, duly completed and validly executed in accordance with the instructions thereto, the holders of such uncertificated shares or book-entry shares will be entitled to receive in exchange for such uncertificated shares or book-entry shares the merger consideration, and each certificate or uncertificated SodaStream ordinary share or SodaStream ordinary share held in a book-entry account so surrendered will be canceled. Any merger consideration payable in respect of 102 shares will be transferred by the paying agent to the 102 trustee for the benefit of the beneficial owners thereof, and such merger consideration will be released by the 102 trustee to the beneficial holders of such 102 shares, in accordance with the requirements of the Ordinance and the option tax ruling (as defined below), if obtained.
On the closing date, Parent must transfer the aggregate option, RSU and PSU consideration with respect to the 102 options, the 102 RSUs and the 102 PSUs, respectively, to the 102 trustee, on behalf of the holders of 102 options, 102 RSUs and 102 PSUs, respectively. Such amounts must be held in trust by the

102 trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the option tax ruling, if obtained, and must be released by the 102 trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the option tax ruling, if obtained.
On the closing date, Parent must promptly deposit the aggregate amount of funds payable in respect of options, RSUs and PSUs (in each case, other than 102 options, 102 RSUs and 102 PSUs) with SodaStream at one or more accounts designated by SodaStream prior to the closing of the merger for the benefit of the holders of options, RSUs and PSUs (in each case, other than 102 options, 102 RSUs and 102 PSUs), which amounts must be paid by SodaStream to the respective holders thereof through SodaStream’s payroll system, subject to applicable withholdings.
Payment of the merger consideration in respect of SodaStream ordinary shares may be made to a person other than the person in whose name the certificates representing the shares of SodaStream ordinary share or uncertificated SodaStream ordinary shares or SodaStream ordinary shares held in a book-entry account so surrendered are registered in the stock transfer books or ledger of SodaStream only if the certificate representing such SodaStream ordinary shares or uncertificated SodaStream ordinary shares or SodaStream ordinary shares held in a book-entry account is properly endorsed and otherwise in proper form for surrender and transfer and the person requesting such payment pays to Parent any transfer or other taxes required to be paid by reason of the payment of the applicable merger consideration or establishes to the satisfaction of Parent that such taxes have been paid or are otherwise not payable.
If any cash deposited with the paying agent is not claimed within 12 months following the effective time of the merger, such cash will be delivered to Parent upon demand, and any holders of SodaStream ordinary shares that were issued and outstanding immediately prior to the merger who have not previously surrendered their certificates, uncertificated SodaStream ordinary shares or SodaStream ordinary shares held in a book-entry account pursuant to the exchange procedures in the merger agreement may thereafter look only to Parent, and subject to the terms of the merger agreement, Parent will remain liable for payment (which will not include interest) of any such holder’s claim for merger consideration.
None of the paying agent, Parent, Merger Sub, the surviving company or any other party will be liable to a holder of SodaStream ordinary shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
In the event that any certificate representing SodaStream ordinary shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and a reasonable and customary agreement by such holder to indemnify and hold Parent harmless from and against any losses in connection therewith, but, except as may be required by the paying agent, without requirement to post any guarantee or bond, the paying agent will pay, in exchange for such lost, stolen or destroyed certificate, the aggregate merger consideration.
No interest will accumulate on any amount payable in respect of any SodaStream ordinary shares, options, PSUs or RSUs in connection with the merger.
Representations and Warranties
The merger agreement contains customary representations and warranties made by SodaStream to Parent and Merger Sub that are subject to specified exceptions and qualifications contained in the merger agreement and the confidential disclosure letter. The statements set forth in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Furthermore, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality, knowledge or company material adverse effect qualifiers different from those generally applicable to public disclosures to shareholders. The representations and warranties were used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact and should not be relied upon as statements of factual information. The representations and warranties made by SodaStream in the merger agreement and the description of them in this proxy statement should be read in conjunction with the other information contained in the reports, statements and filings SodaStream publicly files with the SEC.

In the merger agreement, SodaStream made representations and warranties to Parent and Merger Sub with respect to, among other things:
•
due incorporation or organization, good standing and qualification;

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corporate power and authority to execute and deliver the merger agreement, to perform its obligations under the merger agreement, and to consummate the transactions contemplated thereby (subject to obtaining the approval of the holders of a majority of SodaStream ordinary shares voted (in person or by proxy) on such matter (excluding any absentee votes));

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resolutions of the Board (a) determining that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, SodaStream and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of SodaStream to its creditors, (b) approving the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (c) resolving to recommend that SodaStream’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement;

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absence of certain violations, breaches, conflicts, rights of termination, accelerations or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution and delivery by SodaStream of the merger agreement and the performance by SodaStream of its obligations under the merger agreement;

•
required regulatory filings, consents, notifications, authorizations, orders and approvals in connection with the execution and delivery by SodaStream of the merger agreement, the performance by SodaStream of its obligations under the merger agreement and the consummation of the transactions contemplated by the merger agreement;

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the capitalization of SodaStream and the due authorization and valid issuance of the securities of SodaStream;

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ownership of, and other matters related to, SodaStream’s subsidiaries;

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SodaStream’s SEC, TASE and ISA filings, including the financial statements contained therein, the accuracy and completeness of such filings, and compliance with securities and other laws with respect to such filings, including the Sarbanes-Oxley Act of 2002;

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the status of SodaStream as a “foreign private issuer;”

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the absence of certain material undisclosed liabilities;

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during the period of June 30, 2018 to August 20, 2018, the conduct of the business of SodaStream and its subsidiaries in the ordinary course and the absence of a change that has had or would reasonably expected to have a company material adverse effect (defined below) on SodaStream;

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certain material contracts of SodaStream and its subsidiaries;

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real property;

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intellectual property matters;

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tax matters;

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employee benefit matters;

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labor and employment matters;

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ownership and compliance with permits;

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compliance with laws;

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regulatory matters, including compliance with certain laws and regulations;

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environmental matters;

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litigation matters;

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insurance matters;

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related party transactions;

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brokerage, finder’s or similar fees and commissions;

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receipt by the Board of an opinion from Perella Weinberg;

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inapplicability of anti-takeover statutes;

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accuracy of this proxy statement; and

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privacy, data protection and data security compliance.

Many of the representations and warranties in the merger agreement made by SodaStream are qualified by a “materiality,” “knowledge” or “company material adverse effect” standard. For purposes of the merger agreement, a “company material adverse effect” means, with respect to SodaStream, any circumstance, change, effect, event or development, individually or in the aggregate, and regardless of whether or not such change constitutes a breach of the representations or warranties made by SodaStream in the merger agreement, that has or is reasonably likely to have a material adverse effect on the financial condition, properties, assets (including intangible assets), liabilities, business or results of operations of SodaStream and its subsidiaries, taken as a whole, or prevent or materially impair the ability of SodaStream to consummate the merger and perform its obligations under the merger agreement. However, no circumstance, change, effect, event, or development resulting from or arising out of the following will be deemed to be, or will be taken into account in determining whether there is a “material adverse effect” with respect to SodaStream:
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general economic conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world in which SodaStream or any of its subsidiaries operates or conditions in the global economy generally;

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conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world in which SodaStream or any of its subsidiaries operates;

•
conditions (or changes in such conditions) in the industries in which SodaStream and its subsidiaries conduct business;

•
political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world where SodaStream or any of its subsidiaries has operations, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world where SodaStream or any of its subsidiaries has operations;

•
changes in applicable law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in International Financial Reporting Standards (including interpretations thereof adopted by the International Accounting Standards Board, “IFRS”) after the date of the merger agreement;

•
any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, or other natural disasters, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world where SodaStream or any of its subsidiaries has operations;

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the announcement of the merger agreement or the pendency of the transactions contemplated thereby, the mere identity of Parent or any of its affiliates or any public communication by Parent or Merger Sub of their plans or intentions with respect to any of the businesses of SodaStream or any of its subsidiaries following the closing of the merger, including the direct impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, resellers, licensors or other business partners of SodaStream or any of its subsidiaries or labor unions or governmental authorities (other than to the extent relating to certain breaches of SodaStream’s representations or warranties set forth in the merger agreement);
•
any action or omission required by law;

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changes in the price or the trading volume of SodaStream ordinary shares, in and of itself  (but not the underlying cause of such changes);

•
any failure by SodaStream to meet any securities analysts’ projections, internal projections or forecasts or estimates of earnings or revenues, in and of itself  (but not the underlying cause of such failures);

•
any legal proceedings brought or threatened by any of the current or former shareholders of SodaStream (on their own behalf or on behalf of SodaStream) relating to the merger agreement or any of the transactions contemplated thereby, including the merger;

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any action taken by Parent or any of its affiliates in breach of the merger agreement or the omission of an action that was required to be taken by Parent or any of its affiliates in breach thereof; or

•
certain matters disclosed in the confidential disclosure letter;

except and only to the extent such effects directly or indirectly result from or arise out of the matters described in bullet points one through six above disproportionately affect SodaStream and its subsidiaries, taken as a whole, as compared to other companies operating in the industry and geographic markets in which SodaStream and its subsidiaries conduct business (in which case, only the extent of such disproportionate effects (if any) will be taken into account when determining whether a “company material adverse effect” has occurred or may, would or could occur).
In the merger agreement, Parent and Merger Sub made customary representations and warranties to SodaStream with respect to, among other things:
•
due incorporation or organization, good standing and qualification;

•
corporate power and authority to execute and deliver the merger agreement, to perform their obligations under the merger agreement, and to consummate the transactions contemplated thereby;

•
absence of certain violations, breaches, conflicts, rights of termination, accelerations or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution and delivery by Parent and Merger Sub of the merger agreement and the performance by Parent and Merger Sub of their obligations under the merger agreement;

•
required regulatory filings, consents and approvals in connection with the execution and delivery by Parent and Merger Sub of the merger agreement, the performance by Parent and Merger Sub of their obligations under the merger agreement and the consummation of the transactions contemplated by the merger agreement;

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litigation matters;

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accuracy of information supplied for inclusion in or incorporation by reference into this proxy statement;

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no ownership of SodaStream ordinary shares, options, PSUs, RSUs or securities of SodaStream’s subsidiaries;

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brokerage, finder’s or similar fees and commissions;

•
capitalization, ownership and operations of Merger Sub;

•
no shareholders or management arrangements except as contemplated by the merger agreement;

•
availability of sufficient funds to pay all amounts to be paid, pursuant to and in connection with the merger agreement;

•
non-reliance by Parent and Merger Sub on estimates, projections, forecasts and other forward looking information, as well as certain business plan information, regarding SodaStream and its business and operations; and

•
approval of the merger, the merger agreement and the transactions contemplated thereby by the boards of directors of Parent and Merger Sub.

Some of the representations and warranties in the merger agreement made by Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the merger and the other transactions contemplated by the merger agreement or perform their respective obligations under the merger agreement.
The representations and warranties of all parties contained in the merger agreement will not survive the effective time of the merger.
Covenants Regarding Conduct of Business by SodaStream Pending the Merger
SodaStream has agreed that until the effective date of the merger, SodaStream will, and will cause its subsidiaries to, carry on its business in the ordinary course of business and, to the extent consistent therewith, will use commercially reasonable efforts to preserve its business organization intact, keep available the services of the current officers and key employees, and preserve the current relationships with customers, suppliers, distributors and other persons with whom SodaStream or any of its subsidiaries have significant business relations, subject to certain exceptions. SodaStream has also agreed to notify and consult with Parent as promptly as reasonably practicable after the receipt of any material communication from any governmental authority or inspections of any manufacturing site and prior to making any material submission to any governmental authority, subject to certain exceptions. SodaStream has further agreed to (a) comply in all material respects with its consultation obligations towards its employees and representatives, if any, in Israel, Germany, France and elsewhere in connection with the merger and the other transactions contemplated under the merger agreement, to the extent such obligations are required to be carried out under applicable law as determined by SodaStream based on legal advice, (b) update Parent as promptly as reasonably practicable in a detailed manner with respect to any significant discussions that have taken place between SodaStream and representatives of its employees, if any, in respect of the merger or the other transactions contemplated thereunder, and (c) except as otherwise provided in the covenant regarding public statements and disclosure, as promptly as reasonably practicable, coordinate with Parent any communications (whether written or oral) with SodaStream’s employees or their representatives, if any, in respect of the merger or the other transactions contemplated under the merger agreement or any such matters resulting from, connected to, or driven by, them, subject to certain exceptions.
SodaStream has further agreed generally to not take, and to not permit its subsidiaries to take, the following actions (subject in each case to the exceptions provided in the merger agreement) prior to the effective time of the merger without the prior written consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned):
•
cause or propose any material amendment to the articles of association of SodaStream or materially amend any organizational document of SodaStream’s subsidiaries or adopt any shareholder rights plan or “poison pill;”

•
issue, sell, deliver, or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any equity securities of SodaStream or its subsidiaries, except (a) for the issuance and sale of SodaStream ordinary shares upon exercise or vesting of options, PSUs or RSUs and (b) that a wholly-owned SodaStream subsidiary may issue its securities to SodaStream or to another wholly-owned SodaStream subsidiary;

•
directly or indirectly acquire, repurchase, redeem or otherwise obtain any equity securities of SodaStream or its subsidiaries, except in connection with tax withholdings and exercise price settlements upon the exercise of options or vesting of RSUs outstanding on the date of the merger agreement and in accordance with their present terms;

•
split, combine, subdivide or reclassify the share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for the share capital of SodaStream or its subsidiaries;

•
declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the share capital of SodaStream or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends that would not give rise to withholding tax or dividend income not exempt from tax made by any direct or indirect SodaStream subsidiary to SodaStream or one of SodaStream’s subsidiaries;

•
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SodaStream or any of its subsidiaries, except for the transactions contemplated by the merger agreement;

•
incur, modify or assume any indebtedness for borrowed money or guarantee any indebtedness for borrowed money of another person (other than a wholly-owned SodaStream subsidiary), or issue any debt securities or other rights to acquire any debt securities of SodaStream or any of its subsidiaries, except for indebtedness incurred in the ordinary course of business consistent with past practice or in an aggregate amount not to exceed $500,000;

•
make (a) any loans, advances or capital contributions to or investments in any other person (other than SodaStream or its subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of SodaStream or any of its subsidiaries or (b) extensions of credit to customers or expense advances to suppliers, in each case, in the ordinary course of business consistent with past practice;

•
mortgage or pledge any of SodaStream’s or its subsidiaries’ assets, tangible or intangible, that are material to SodaStream and its subsidiaries, taken as a whole, or create any lien thereupon, except for liens granted in connection with any outstanding indebtedness of SodaStream or any of its subsidiaries or incurrence of indebtedness for borrowed money permitted under the merger agreement;

•
except as required by applicable law or any employee plan or contract in effect as of August 20, 2018, (a) grant or provide any severance or termination payments or benefits to any of its directors, officers or employees, (b) increase the compensation, bonus or pension, welfare, severance, or other benefits of, or pay any bonus to, any of SodaStream’s directors, officers, or employees, (c) establish, adopt, materially amend, or terminate any employee plan or amend the terms of any outstanding equity-based awards, (d) take any action to accelerate the vesting or payment, fund, or in any other way secure the payment of compensation or benefits under any employee plan, (e) forgive any loans to any of its directors, officers or employees, (f) announce, implement, or effect any reduction in labor force, layoff, early retirement program, severance program, or other program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, or (g) adopt or enter into any collective bargaining agreement, works council agreement, or any other labor union contract applicable to its employees;

•
make any material change in any of the accounting principles or practices used by SodaStream or its subsidiaries or make any material change in internal accounting controls or disclosure controls and procedures, except for as may be required by a change in applicable law or IFRS;

•
make or agree to make any new capital expenditure or expenditures in excess of  $1,000,000, individually, or $5,000,000, in the aggregate, except for capital expenditures that are contemplated by SodaStream’s 2018 budget and as set forth in the confidential disclosure letter;

•
acquire or agree to acquire (by merger, consolidation, or acquisition of stock or assets or by any other manner) (a) any business or other entity or any equity interest therein, or (b) any assets that are material, individually or in the aggregate, to SodaStream and its subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice;

•
enter into any contract (other than inter-company contracts) with respect to a joint venture, strategic alliance, partnership or a similar relationship;

•
transfer, sell, lease, license, mortgage, pledge surrender, encumber, divest, cancel, abandon, or allow to lapse or expire or otherwise dispose of any of the material assets, intellectual property, product lines or business of SodaStream or its subsidiaries, other than (a) pursuant to contracts in effect as of, and disclosed to Parent prior to, August 20, 2018, or (b) in connection with the distribution or sale of inventory in the ordinary course of business consistent with past practice;

•
prepare or file any income tax return or other material tax return in a manner materially inconsistent with past practice (or fail to prepare and timely file such tax return required to be filed (after taking into account extensions therefor) before the closing of the merger) or, on any such tax return, take any material position inconsistent with past practice, make or change any material tax election, change any material transfer pricing arrangement or policy, settle or otherwise compromise any material claim or dispute relating to taxes, surrender any right to claim a material tax refund, adopt or change any accounting method in respect of a material amount of taxes, enter into any tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, request any ruling or similar guidance with respect to taxes or take any action that could jeopardize any existing rulings, requests for rulings or other incentives, in each case with respect to taxes, other than the tax rulings contemplated by the merger agreement;

•
(a) other than in the ordinary course of business, discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction of claims in an amount not in excess of $500,000 individually or $2,000,000 in the aggregate, or payment, discharge, settlement or satisfaction of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of SodaStream included in its public filings or incurred in the ordinary course of business consistent with past practice after the date of the most recent balance sheet included in such consolidated financial statements, in each case, which do not impose any injunctive relief on SodaStream or any of its subsidiaries and does not involve the admission of wrongdoing by SodaStream, any of its subsidiaries or any of their respective officers or directors, or (b) cancel any material indebtedness for borrowed money or waive any claims or rights with a value in excess of  $500,000 individually or $2,000,000 in the aggregate, other than among SodaStream and its wholly-owned subsidiaries or solely among its wholly-owned subsidiaries or other than reflected or reserved in its public filings;

•
apply for any material government grant from any governmental authority;

•
enter into, engage in or amend any transaction or contract with any related party or any interested parties, except for compensation, employment or other similar arrangements between SodaStream or any of its subsidiaries, on the one hand, and any director or officer thereof, on the other hand, but subject to certain provisions in the merger agreement;

•
cancel or fail to renew, other than in good faith, any material insurance policies with respect to any assets material to SodaStream and its subsidiaries, taken as a whole, without replacing such coverage with a comparable amount of insurance coverage to the extent available on commercially reasonable terms;

•
enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of SodaStream or any of its affiliates;

•
enter into any new line of business outside of its existing business;

•
initiate or engage in any new operations in the West Bank (including East Jerusalem), the Gaza Strip or the Golan Heights;

•
other than in the ordinary course of business, (a) enter into any contract that would constitute a material contract, (b) modify or amend on terms materially adverse to SodaStream and its subsidiaries, taken as a whole, any material contract, (c) terminate any material contract (other than the expiration of any such material contract in accordance with its terms), or (d) waive, release, or assign any material rights or claims under any material contract;

•
delay payment of receivables or otherwise manage payables, receivables, current assets, current liabilities or working capital in any manner, with respect to such delays or such management, other than in the ordinary course of business consistent with past practice;

•
voluntarily fail to make any material filing, pay any fee, or take any other action necessary to maintain in full force and effect all material permits if failing to make any such filing, pay any such fee or take any other necessary action would reasonably be expected to be materially adverse to SodaStream and its subsidiaries, taken as a whole; or

•
enter into a contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by the merger agreement.

SodaStream Shareholders’ Meeting
SodaStream has agreed to, as soon as reasonably practicable following the date of the merger agreement but in no event later than the fifth business day thereafter, establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter in conformity with the provisions of the merger agreement, convene a special general meeting of its shareholders for the purpose of obtaining the approval of the merger agreement by the holders of a majority of SodaStream ordinary shares voted (in person or by proxy) on such matter (excluding any absentee votes), and publish the notice of such special general meeting. The notice of such special general meeting was published on August 28, 2018 and the record date was September 4, 2018.
SodaStream has agreed to, as soon as reasonably practicable following the execution of the merger agreement but in no event later than the 15th business day after the date of the merger agreement, furnish to the SEC on Form 6-K a proxy statement for the meeting of SodaStream shareholders and cause the proxy statement to be mailed to the SodaStream shareholders. Unless the merger agreement is terminated pursuant to its provisions, the special general meeting will be held no later than the first business day following the 40th day after the publication of the notices regarding the special general meeting. Unless the Board has effected a company board recommendation change, SodaStream will include the company board recommendation in the proxy statement, except as otherwise provided in the covenants relating to the non-solicitation of alternative transaction proposals contained in the merger agreement (see the section entitled “— SodaStream Board Recommendation Change” beginning on page 70 of this proxy statement). Unless the Board (or a committee thereof) has effected a company board recommendation change, SodaStream must, through the Board, use commercially reasonable efforts to solicit from the SodaStream shareholders approval of the merger agreement.
SodaStream and Merger Sub have agreed that they will, as promptly as practicable after August 20, 2018, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and delivered to the Israeli Companies’ Registrar within three days from the calling of the special general meeting. SodaStream and Merger Sub have further agreed to provide and/or publish notices to their secured creditors, if any, no later than three days after the date on which the merger proposal is delivered to the Israeli Companies’ Registrar in accordance with Section 318 of the Companies Law and to timely inform the Israeli Companies’ Registrar that, in accordance with Section 317(b) of the Companies Law, such notices were given to their respective creditors. The executed merger proposals of Merger Sub and SodaStream were filed with the Israeli Companies’ Registrar on August 23, 2018 and August 30, 2018, respectively. The notice to creditors was published by Merger Sub on August 23, 2018 and by SodaStream on August 30, 2018 (in Israel) and on August 30, 2018 (in New York), and the related notification to the Israeli Companies’ Registrar that such notices had been published was provided by Merger Sub and SodaStream on August 29, 2018 and September 4, 2018, respectively. Notices to the Israeli

Companies’ Registrar of the approval of the merger by a merging company’s shareholders was filed by Merger Sub on August 23, 2018 and will be filed by SodaStream promptly following the receipt of the approval of the merger proposal by SodaStream’s shareholders.
No Solicitation
SodaStream has agreed that it will and will cause its subsidiaries, and will direct its and their respective officers, directors, employees, investment bankers, attorneys or other authorized agents, or advisors or representative thereof, or any direct or indirect subsidiary thereof  (referred to in this section of the proxy statement as “representatives”) to immediately cease any and all existing discussions, communications or negotiations with respect to any acquisition proposal (as defined below) with any persons conducted prior to the execution of the merger agreement. In addition, subject to other terms of the merger agreement’s non-solicitation provisions and “SodaStream Board Recommendation Change” provisions, SodaStream has agreed that, until the earlier of the effective time of the merger or the termination of the merger agreement, SodaStream and its subsidiaries will not and will not authorize or knowingly permit any of their respective representatives to, directly or indirectly:
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solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any inquiry, offer or proposal which constitutes or is reasonably likely to lead to an acquisition proposal; or

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furnish to any person any information relating to SodaStream or any of its subsidiaries, or afford to any person access to the business, properties, assets, books, records or other information, or to any personnel of, SodaStream, in any such case, with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an acquisition proposal or any inquiries or the making of any acquisition proposal or other communication that would reasonably be expected to lead to an acquisition proposal; or

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participate or engage in discussions or negotiations with any person with respect to an acquisition proposal.

Notwithstanding the restrictions above or anything to the contrary under the merger agreement, prior to the effective time of the merger, the Board (or a committee thereof) may, directly or indirectly through SodaStream’s representatives:
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contact any person that has made an unsolicited acquisition proposal (and its advisors) for the purpose of clarifying the proposal and any material terms and conditions thereof and likelihood of consummation, so as to determine whether such proposal constitutes, or could reasonably be expected to lead to, a superior proposal (as defined below); or

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if the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that an acquisition proposal which did not result from a breach by SodaStream or any of its subsidiaries or representatives of the non-solicitation provisions of the merger agreement, either constitutes or could reasonably be expected to lead to a superior proposal:

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participate or engage in discussions or negotiations with any such person that has made a bona fide, written and unsolicited acquisition proposal; or

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furnish to any such person that has made such an acquisition proposal, any information relating to SodaStream or its subsidiaries and/or afford to any such person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of SodaStream or its subsidiaries, in each case under this bullet point pursuant to, and subject to execution of a confidentiality agreement that is no less favorable to SodaStream, in the aggregate, than the confidentiality agreement previously entered into by and between Parent and SodaStream, except that any such confidentiality agreement need not contain any standstill or similar provision.

In addition, SodaStream has agreed that it will promptly notify Parent (and in any event within 24 hours from the time at which SodaStream becomes aware) in writing if SodaStream becomes aware of the receipt by SodaStream or any of its representatives of  (a) any acquisition proposal, (b) any request for information that would reasonably be expected to lead to an acquisition proposal, or (c) any inquiry with respect to, or which would reasonably be expected to lead to, any acquisition proposal, the terms and conditions of such acquisition proposal, request or inquiry, and the identity of the person or group making any such acquisition proposal, request or inquiry. Furthermore, SodaStream has agreed that it will keep Parent reasonably informed of the status and terms of any such acquisition proposal, request or inquiry on a prompt basis, and in any event no later than 24 hours after the occurrence of any material changes to any such acquisition proposal, and any material developments, discussions and negotiations concerning any such acquisition proposal.
In addition, SodaStream has agreed that it will not, and will cause its subsidiaries not to, enter into any agreement with any person subsequent to August 20, 2018 that would restrict SodaStream’s ability to provide to Parent the information described in this section of the proxy statement. SodaStream, except to the extent a termination, waiver, amendment, modification or grant of permission would reasonably be expected to be inconsistent with the fiduciary duties of directors under Israeli law, will not, and will cause its subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision to which SodaStream or any of its subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of August 20, 2018).
For purposes of the merger agreement, the term “acquisition proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an acquisition transaction. For purposes of the merger agreement, the term “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving: (a) the purchase or other acquisition, including through any tender offer or exchange offer, by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than 20% of the outstanding SodaStream ordinary shares; (b) a merger, consolidation, business combination, scheme of arrangement or similar transaction involving SodaStream and/or its subsidiaries having assets constituting more than 20% of the total consolidated assets of SodaStream and its subsidiaries; (c) a sale, lease, exchange, license, transfer, acquisition or disposition of more than 20% of the total consolidated assets of SodaStream and its subsidiaries; (d) any recapitalization, restructuring, liquidation, dissolution or other winding up of SodaStream; or (e) any issuance by SodaStream of over 20% of its equity securities.
For purposes of the merger agreement, the term “superior proposal” means any bona fide written acquisition proposal on (a) terms that the Board (or any committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of this acquisition proposal, the identity of the person making such proposal and all other matters that the Board considers appropriate, would be more favorable to SodaStream shareholders from a financial point of view than the merger, and (b) which the Board has determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal. However, for purposes of the definition of  “superior proposal,” the term “acquisition transaction” will have the meaning assigned to such term in the merger agreement, except that each reference to “20%” in such definition will be deemed to be a reference to “50%.”
SodaStream Board Recommendation Change
Unless the merger agreement’s explicitly states otherwise, the merger agreement prohibits the Board (and any committee thereof) from:
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withdrawing, amending or modifying in a manner adverse to Parent in any material respect, or publicly proposing to withdraw, amend or modify in a manner adverse to Parent in any material respect, the recommendation of the Board that the holders of SodaStream ordinary shares approve the merger agreement and the merger;

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approving or recommending or proposing to approve or recommend, any acquisition proposal;

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resolving, agreeing or proposing to take any such actions in the two bullet points immediately above (any action described in bullets one through three, a “company board recommendation change”); or

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entering into any contract providing for the consummation of a transaction contemplated by any acquisition proposal or otherwise constituting or related to, or which is intended to or is reasonably likely to lead to, any acquisition proposal.

Notwithstanding the foregoing or anything to the contrary under the merger agreement, at any time prior to the receipt of the approval of the SodaStream shareholders, SodaStream may effect a company board recommendation change and terminate the merger agreement in order to enter into a written definitive agreement with respect to a superior proposal, in each case if:
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SodaStream receives a written bona fide acquisition proposal from a third party that did not result from a breach of SodaStream’s non-solicitation obligations under the merger agreement;

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the Board (or any committee thereof) determines, in good faith (after consultation with its legal counsel and financial advisors) that the failure to effect a company board recommendation change and/or terminate the merger agreement would reasonably be expected to be inconsistent with the fiduciary duties of directors under Israeli law;

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SodaStream has notified Parent in writing that it intends to effect a company board recommendation change and/or terminate the merger agreement in respect of such superior proposal, describing in reasonable detail the reasons for such company board recommendation change and/or termination (such notice, a “recommendation change notice”), and will have contemporaneously provided a copy of the proposed alternative acquisition agreement with respect to such superior proposal;

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if requested by Parent and so long as Parent and its representatives continue to engage in good faith discussions with SodaStream and its representatives, SodaStream is required to have made its representatives available to discuss with Parent’s representatives any proposed modifications to the terms and conditions of the merger agreement during the three business-day period immediately following the delivery by SodaStream to Parent of such recommendation change notice;

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if Parent will have delivered to SodaStream an offer to alter the terms or conditions of the merger agreement during such three business-day period, the Board (or any committee thereof) will have determined in good faith (after consultation with its outside legal counsel and financial advisors) that the acquisition proposal would continue to constitute a superior proposal if such alterations to the merger agreement were to be given effect and that failure to make a company board recommendation change and/or terminate the merger agreement pursuant to certain sections therein would continue to be inconsistent with the fiduciary duties of directors under Israeli law.

In addition, at any time prior to obtaining the approval of the SodaStream shareholders, the Board may not make a company board recommendation change with respect to an intervening event unless:
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SodaStream has notified Parent in writing that it intends to effect a company board recommendation change in respect of such intervening event (such notice, an “intervening event recommendation change notice”);

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if requested by Parent and so long as Parent and its representatives continue to engage in good faith discussions with SodaStream and its representatives, SodaStream will have made its representatives available to discuss with Parent’s representatives any proposed modifications to the merger agreement during the three business-day period immediately following the delivery by SodaStream to Parent of an intervening event recommendation change notice; and

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if Parent will have delivered to SodaStream an offer to alter the terms or conditions of the merger agreement during such three business-day period, and the Board (or any committee thereof) will have determined, taking into account any modifications to the terms and conditions of the merger agreement proposed by Parent, in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such company board recommendation change would continue to be inconsistent with the fiduciary duties of directors under Israeli law.

An “intervening event” means any change that (a) is not known (or, if known, the consequences of which were not reasonably foreseeable) by the Board as of August 20, 2018 and (b) does not relate to any acquisition transaction, other than (i) any acquisition proposal, (ii) the fact, in and of itself, that

SodaStream exceeds any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenue (however, the underlying reasons for such events may constitute an intervening event), and (iii) changes, in and of itself, in the price of SodaStream ordinary shares or the trading volume of SodaStream ordinary shares (however, the underlying reasons for such events may constitute an intervening event).
Notwithstanding the foregoing and anything to the contrary under the merger agreement, the Board will be permitted to:
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take or disclose to SodaStream’s shareholders any position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any communication under Israeli law with substantially similar content) or Section 329 of the Companies Law, or otherwise comply with certain rules promulgated under the Exchange Act;

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make any “stop, look and listen” communication to the SodaStream shareholders under the Exchange Act (or any similar communication to the SodaStream shareholders) or take a neutral or no position with respect to any acquisition proposal, or any communication under Israeli law with substantially similar content; or

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make any disclosure to SodaStream’s shareholders that the Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such disclosure would reasonably be expected to be inconsistent with the fiduciary duties of directors under Israeli law.

Efforts to Consummate the Merger; Regulatory Filings
Subject to the exceptions and conditions below and under the merger agreement, each of Parent, Merger Sub and their respective affiliates, on the one hand, and SodaStream and its affiliates, on the other hand, has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other parties to the merger agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the merger agreement, including using reasonable best efforts to (a) cause the conditions to closing to be satisfied; (b) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the merger and the other transactions contemplated by the merger agreement; (c) obtain all necessary or appropriate consents, waivers and approvals under any material contracts to which SodaStream or any of its subsidiaries is a party in connection with the merger agreement and the consummation of the transactions contemplated by the merger agreement so as to maintain and preserve the benefits under these material contracts following the closing; and (d) execute and deliver any additional instruments necessary to consummate the transactions contemplated by the merger agreement. Notwithstanding the foregoing, SodaStream is not required prior to the effective time of the merger to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including any amendments or waivers to existing terms of any contract), or to provide additional security to obtain the consent, waiver or approval of any person under any contract.
Each of Parent and Merger Sub will, and will cause their respective affiliates to (if applicable), on the one hand, and SodaStream will, on the other hand, (a) file the Notification and Report Form required under the HSR Act for the transactions contemplated by the merger agreement with the Antitrust Division and the FTC, and any supplemental information requested in connection therewith as promptly as reasonably practicable after August 20, 2018 and no later than 10 business days following August 20, 2018, (b) file with the applicable governmental authority, including the European Commission and the Taiwan Fair Trade Commission, the notifications required by their respective antitrust laws, as promptly as reasonably practicable after August 20, 2018, (c) submit to the IAA merger notifications under the Israeli Restrictive Trade Practices Law-1988 in connection with the merger, as soon as practicable after August 20, 2018 but in no event later than 10 business days thereafter and (d) file comparable pre-merger or post-merger notification filings, forms and submissions with any other governmental authority that is required by any other antitrust laws as soon as practicable and in any event before the expiration of any applicable legal deadline.

Each of Parent, Merger Sub and SodaStream will, and will cause their respective affiliates to, use commercially reasonable efforts to (a) in connection with obtaining the approval of the Investment Center, provide all information reasonably required by the Investment Center, execute all customary forms and undertakings required by the Investment Center and execute and deliver any other undertakings, which are in form and substance reasonably acceptable to Parent, in favor of the Investment Center, and (b) in connection with obtaining the approval of the ILA, provide all information reasonably required by the ILA and execute and deliver any undertakings, in form and substance reasonably acceptable to Parent, in favor of the ILA.
Each of Parent and SodaStream has agreed to, and to cause each of its affiliates to, take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable law (including antitrust laws), and to enable all waiting periods under any applicable law (including antitrust laws) to expire, and to avoid or eliminate each and every impediment under any applicable law (including antitrust laws) asserted by any governmental authority, in each case, to cause the merger and the other transactions contemplated by the merger agreement to occur as soon as practicable and in any event prior to the outside date, including but not limited to (a) promptly complying with or modifying any requests for additional information (including any second request) by any governmental authority, (b) contesting, defending and appealing any threatened or pending injunction or other order that would adversely affect the ability of any party hereto to consummate the transactions contemplated by the merger agreement, and (c) taking any and all other actions to prevent the entry, enactment or promulgation thereof.
Employee Matters
The merger agreement contains covenants relating to certain employee matters. Under these covenants, Parent has undertaken, among other things, to
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for a period of one year following the effective time of the merger, cause the surviving company to provide each continuing employee of SodaStream with (a) a base salary or base wage that is no less than that in effect before closing and the same aggregate base salary or base wage and cash incentive compensation opportunity (excluding equity-based awards) in effect with respect to the employee immediately before closing, (b) severance benefits that are no less favorable than those in effect with respect to the employee immediately before closing, and (c) other employee benefits (excluding equity-based awards, equity-based benefits and non-statutory defined benefit plans) that are substantially comparable in the aggregate to the other employee benefits provided to the employee immediately before closing;

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cause the surviving company to provide continuing employees with service credit for all services with SodaStream and its subsidiaries prior to the effective time of the merger for the purposes of any vesting, eligibility, and entitlements to benefits (but not for purposes of benefit accruals under any defined benefit plan) under benefit plans, programs or arrangements made available to SodaStream employees following the closing date, provided that the crediting of service will not result in the duplication of coverage or benefits; and

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for purposes of each Parent plan providing health benefits to any continuing employee after the effective time of the merger, cause the surviving company to (a) allow such employee to be immediately eligible to participate in Parent’s plans to the extent coverage in the plan replaces coverage under a comparable plan of SodaStream in which such employee participates immediately prior to the effective time of the merger, (b) use commercially reasonable efforts to cause all waiting period, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such Parent plan to be waived for such employee and his or her covered dependents, (c) use commercially reasonable efforts to cause to give credit to eligible expenses incurred by such employee during the portion of the plan year prior to the employee’s participation in Parent’s plan for purposes of satisfying deductible, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with such Parent’s plan and (d) credit the accounts of such continuing employees under any Parent plan which is a flexible spending plan with any unused balance in the account of such continuing employee under the applicable SodaStream benefit plan.

To the extent not previously paid, Parent will pay, or will cause SodaStream or any SodaStream subsidiary to pay each continuing employee eligible under SodaStream’s annual incentive plan and certain milestone bonus plans, a bonus for the 2018 calendar year in accordance with the terms of such plans as in effect prior to the effective time of the merger, determined in accordance with the parameters set forth under such plans prior to the effective time of the merger. Prior to the effective time of the merger, SodaStream and Parent will, and will cause their respective affiliates to, take all actions reasonably necessary or desirable to implement such retention program and a milestone bonus program.
No provision of the merger agreement is meant to (a) guarantee employment for any period of time for, or preclude the ability of Parent or the surviving company to terminate, any employee of SodaStream or (b) require Parent or the surviving company to continue any employee plan or prevent the amendment modification or termination of such plans after the effective time of the merger. Furthermore, nothing in the merger agreement creates any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by SodaStream, Parent or its affiliates or the surviving company or under any benefit plan which SodaStream, Parent or its affiliates or the surviving company may maintain.
Directors’ and Officers’ Indemnification and Insurance
The merger agreement provides that the surviving company and its subsidiaries will (and Parent will cause the surviving company and its subsidiaries to) honor and fulfill in all respects the obligations of SodaStream and its subsidiaries under any and all indemnification agreements between SodaStream or any of its subsidiaries and any of their respective current or former directors and officers, any director, officer or trustee of another entity (but only to the extent that such person is or was serving in such capacity at the request of SodaStream) and any employee or agent of SodaStream or any of its subsidiaries, and any person who becomes such a director, officer, trustee, employee or agent prior to the effective time of the merger (each such person, an “indemnified person”). In addition, during the period commencing at the effective time of the merger and ending on the seventh anniversary of the effective time of the merger, the surviving company and its subsidiaries will (and Parent will cause the surviving company and its subsidiaries to) cause the charter documents of the surviving company and its subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and advancement of expenses provisions that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the charter documents of SodaStream and its subsidiaries as of August 20, 2018, and during such seven year period, such provisions will not be repealed, amended or otherwise modified in any manner except as required by applicable law.
Under the merger agreement, Parent has also agreed that for seven years commencing at the effective time of the merger, to the fullest extent permitted by the laws applicable to Parent and subject to specified limitations set forth in the Companies Law (to the extent applicable), Parent will indemnify each indemnified person against liabilities arising out of any action or omission in such indemnified person’s capacity as a director, officer, trustee, employee or agent of SodaStream or any of its subsidiaries or other affiliates prior to or at the effective time of the merger, or any of the transaction contemplated by the merger agreement, including the merger, and advance litigation expenses in connection with any related legal proceeding.
Parent has also agreed to cause the surviving company to maintain in effect, for seven years commencing at the effective time of the merger, SodaStream’s current directors’ and officers’ insurance or obtain comparable directors’ and officers’ insurance policies covering acts or omissions occurring at or prior to the effective time of the merger, providing benefits and levels of coverage and with policy amounts that are no less favorable than those of SodaStream’s current directors’ and officers’ insurance policies. However, Parent or the surviving company, as the case may be, will not be required to pay annual premiums in excess of 300% of the current aggregate annual premium for these policies. In case such policy or policies cannot be obtained for such amount, Parent or the surviving company will only be required to purchase the greatest amount of coverage reasonably and commercially available for such amount. Notwithstanding the foregoing, SodaStream will purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies prior to the effective time of the merger in amount and scope no less favorable than those of its current directors’ and officers’ insurance policies, provided that the annual premiums paid by SodaStream for such “tail” policy may not exceed 400% of the current aggregate annual premium for the existing policies. In the event that SodaStream purchases such a “tail” policy prior to the effective time of the merger, the surviving company will (and Parent will cause the surviving company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations under such policy, instead of all other obligations of Parent and the surviving company under the first sentence of this clause for so long as such “tail” policy will be maintained in full force and effect.
The obligations and liabilities of Parent, the surviving company and their respective subsidiaries under these provisions of the merger agreement will be joint and several.
Tax Rulings
On September 2, 2018, SodaStream filed with the ITA an application for a ruling confirming, among other things, that the cancellation and exchange of the 102 options, 102 RSUs and 102 PSUs (where required) in accordance with the merger agreement and conversion of the 102 shares in accordance with the merger agreement will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective option, RSU and PSU consideration and the merger consideration are deposited with the 102 trustee until the end of the respective holding period (such ruling, the “option tax ruling”). The option tax ruling is subject to customary conditions regularly associated with such a ruling. The request for the option tax ruling includes a request to exempt Parent, the surviving company, the paying agent and their respective agents from any withholding obligation in relation to any payments made with respect to any 102 options, 102 RSUs, 102 PSUs or 102 shares. If the option tax ruling is not granted prior to the closing of the merger or in accordance with the instructions of the ITA, SodaStream is obligated seek to obtain prior to the closing of the merger an interim tax ruling confirming, among other things, that Parent and any person acting on its behalf  (including the paying agent) will be exempt from Israeli withholding tax in relation to any payments made with respect to any 102 options, 102 RSUs, 102 PSUs or 102 shares to the paying agent, the 102 trustee or SodaStream in connection with the merger.
In addition, as soon as practicable after the date of the merger agreement, SodaStream must prepare and file with the ITA an application in form and substance reasonably acceptable to Parent for a ruling (a) with respect to holders of SodaStream ordinary shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA) who hold less than 5% of the outstanding SodaStream ordinary shares, exempting Parent, the paying agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable to be made to eligible brokers or financial institutions pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or instructing Parent, the paying agent, the surviving company and their respective agents (including eligible brokers or financial institutions) on how such withholding is to be executed; and (b) with respect to holders of SodaStream ordinary shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (excluding SodaStream ordinary shares subject to Section 102 of the Ordinance) exempting Parent, the paying agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable to be made to eligible brokers or financial institutions pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or instructing Parent, the paying agent, the surviving company and their respective agents (including eligible brokers or financial institutions) on how such withholding is to be executed.
Manufacturing Facility
PepsiCo has undertaken under the merger agreement to maintain, within Israel, SodaStream’s manufacturing facility currently located in Lehavim, Israel, subject to any adjustments necessary, for at least 15 years from the effective time of the merger, and to maintain, during that time, a substantially similar scope of operations as immediately prior to the effective time of the merger and as contemplated by SodaStream’s capacity expansion plan, as well as an aggregate number of employees or contractors employed or engaged at such manufacturing facility, as is sufficient for the operations at such manufacturing facility.

Certain Other Covenants
The merger agreement contains additional covenants, including relating to cooperation in connection with the preparation of SodaStream’s proxy statement, public announcements, notices of certain events, access by Parent to the properties, books and records and personnel of SodaStream and its subsidiary, confidentiality, minimizing the effect of any takeover laws, participation in shareholder litigations, delisting and deregistration of SodaStream ordinary shares and the preparation of SEC filings that may need to be made after the date of the merger agreement and prior to the effective time of the merger.
Conditions to the Merger
The respective obligations of SodaStream, Parent and Merger Sub to effect the merger are subject to the satisfaction or waiver prior to the effective time of the merger of the following conditions:
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the SodaStream shareholders have approved the merger agreement (such condition cannot be waived);

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the required authorizations, consents, clearances, orders or approvals of, or registrations or filings with, applicable governmental authorities have been filed or have been obtained, and the expiration or earlier termination of any waiting period (and any extension thereof) under applicable antitrust laws have occurred;

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as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the merger by the SodaStream shareholders and the approval of the merger by the shareholder of Merger Sub have been obtained; and

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no governmental authority of competent jurisdiction has enacted, issued or promulgated any law which is in effect and which has the effect of making the merger illegal or prohibiting or otherwise preventing the consummation of the merger, or issued or granted any order which has the effect of making the merger illegal or prohibiting or otherwise preventing the consummation of the merger.

The obligations of Parent and Merger Sub to effect the merger are subject to the satisfaction (or waiver by Parent in writing) at or prior to the effective time of the merger of the following conditions:
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(a) the representations and warranties of SodaStream regarding corporate authority to enter into the merger agreement and consummate the transactions contemplated thereby, enforceability of the merger agreement and brokers are true and correct in all respects as of August 20, 2018 and the closing date (except for changes contemplated by the merger agreement, and for those representations and warranties that address matters only as of a particular date, which representations and warranties will have been true and correct in accordance with the applicable standard set forth above as of such particular date), (b) certain representations and warranties of SodaStream regarding SodaStream’s capitalization are true and correct in all respects as of August 20, 2018 and the closing date, except for de minimis inaccuracies (except for changes contemplated by the merger agreement, and for those representations and warranties that address matters only as of a particular date, which representations and warranties will have been true and correct in accordance with the applicable standard set forth above as of such particular date), and (c) all other representations and warranties of SodaStream are true and correct as of August 20, 2018 and the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any failures to be so true and correct as have not had, and would not reasonably be expected to have, individually or in the aggregate, a company material adverse effect;

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SodaStream has performed its obligations under the merger agreement in all material respects;

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since the execution and delivery of the merger agreement, no event, change, effect or development has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a company material adverse effect; and

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the delivery of an officer’s certificate by SodaStream certifying that the above conditions have been satisfied.

The obligation of SodaStream to effect the merger is subject to the satisfaction (or waiver by SodaStream in writing) at or prior to the effective time of the following conditions:
•
(a) the representations and warranties of Parent and Merger Sub regarding corporate authority to enter into the merger agreement and consummate the transactions contemplated thereby, enforceability of the merger agreement and brokers are true and correct in all respects as of August 20, 2018 and the closing date (except for changes contemplated by the merger agreement, and for those representations and warranties that address matters only as of a particular date, which representations and warranties will have been true and correct in accordance with the applicable standard set forth above as of such particular date), and (b) all other representations and warranties of SodaStream are true and correct as of August 20, 2018 and the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any failure to be so true and correct as of such particular date would not, individually or in the aggregate, prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the merger or the other transactions contemplated in the merger agreement or perform their respective obligations under the merger agreement;

•
Parent and Merger Sub have performed with their obligations under the merger agreement in all material respects; and

•
the delivery of an officer’s certificate by Parent and Merger Sub certifying that the above conditions have been satisfied.

Termination of the Merger Agreement
The merger agreement may be terminated at any time before the effective time of the merger by the mutual written agreement of Parent and SodaStream.
The merger agreement may also be terminated prior to the effective time of the merger by either Parent or SodaStream if:
•
at any time prior to the effective time of the merger, a governmental authority of competent jurisdiction has formally issued an order, or any other action by any governmental authority has been taken, permanently enjoining, restraining or otherwise prohibiting the merger and such order or other action has become final and non-appealable;

•
the merger is not consummated by March 31, 2019, except that the right to terminate the merger agreement in this circumstance will not available to a party (a) whose actions or omissions have been the principal cause of, or primarily resulted in, the failure of the merger to occur on or before such date and such action or failure to act constitutes a breach of the merger agreement or (b) that is in material breach of the merger agreement; or

•
the approval of the merger by the SodaStream shareholders is not obtained at the special general meeting, which is referred to as a “shareholder vote termination.”

The merger agreement may also be terminated by SodaStream under any of the following circumstances:
•
in order to immediately enter into a written definitive agreement with respect to a superior proposal to the extent permitted by and effected in accordance with the merger agreement, if concurrently with the termination of the merger agreement SodaStream pays the termination fee to Parent; or

•
at any time prior to the effective time of the merger, SodaStream has not breached any of its representations, warranties or covenants under the merger agreement in any material respect, and Parent or Merger Sub has breached any of its representations, warranties or covenants under the merger agreement which would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach within 30 business days following notice of the breach.

The merger agreement may also be terminated by Parent under any of the following circumstances:
•
at any time prior to the effective time of the merger, Parent and Merger Sub has not breached any of its respective representations, warranties or covenants under the merger agreement in any material respect, and SodaStream has breached any of its representations, warranties or covenants under the merger agreement which would result in the failure to satisfy a closing condition, and SodaStream has failed to cure or cannot cure the breach within 30 business days following notice of the breach, which is referred to as a “company breach termination;” or

•
at any time prior to the receipt of the approval of the merger by the SodaStream shareholders if (a) the Board (or a committee thereof) has effected a company board recommendation change, (b) a tender or exchange offer for SodaStream’s shares that constitutes an acquisition proposal is commenced by a person unaffiliated with Parent and, within 10 business days after the public announcement of the commencement of that proposal, SodaStream does not make the appropriate regulatory filing recommending that its shareholders not tender any shares into that offer, or (c) any other acquisition proposal is publicly disclosed and the Board (or a committee thereof) fails to reaffirm publicly its recommendation to SodaStream’s shareholders to approve the merger within 10 business days after Parent requests in writing (provided that Parent may not make more than two such requests in the aggregate following the disclosure of any such acquisition proposal), which in each case, is referred to as a “company board recommendation change termination.”

If the merger agreement is validly terminated, it will become null and void, with the exception of certain specified sections, each of which will survive the termination of the merger agreement, and, subject to certain specified provisions of the merger agreement that will survive such termination, including among others, the provisions relating to termination fees, specific performance and remedies, there will be no liability, of any kind, on the part of SodaStream, Parent or Merger Sub. The termination of the merger agreement will not relieve any party from liability for any fraud or willful breach of any representation, warranty, covenant, obligation or other provision of the merger agreement. For purposes of the merger agreement, “willful breach” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a breach of the merger agreement.
Termination Fees
SodaStream is required to pay to Parent a termination fee of  $119.0 million if the merger agreement is terminated under any of the following circumstances:
•
(a) the merger agreement is terminated by Parent or SodaStream pursuant to a shareholder vote termination or by Parent pursuant to a company breach termination, (b) (x) with respect to a shareholder vote termination, after August 20, 2018 and prior to the date of the special general meeting of SodaStream shareholders an alternative acquisition proposal is publicly announced, or (y) with respect to a company breach termination, after August 20, 2018 and prior to the date of such termination of the merger agreement an alternative acquisition proposal is publicly announced or otherwise communicated to the Board or senior management, and (c) within 12 months after such termination, SodaStream enters into an agreement in respect of any acquisition proposal or a transaction in respect of any acquisition proposal is consummated, which, in each case, need not be the same acquisition proposal that was made, disclosed or communicated prior to the termination of the merger agreement (for purposes of determining whether the termination fee is payable under this clause (c), all references to “20%” in the definition of  “acquisition proposal” will be deemed to references to “50%”);

•
SodaStream terminates the merger agreement prior to the receipt of the approval of the merger by the SodaStream shareholders in order to immediately enter into a written definitive agreement with respect to a superior proposal; or

•
Parent terminates the merger agreement as a result of a company board recommendation change termination.

In the event that Parent is entitled to receive the termination fee, the right of Parent to receive such amount will constitute the sole and exclusive remedy of Parent and its affiliates and representatives against SodaStream and its affiliates and representatives under the merger agreement or arising out of or related to the merger agreement or the transactions contemplated by the merger agreement (other than with respect to SodaStream’s liability for any fraud or willful breach of any provision of the merger agreement).
Expenses
All fees and expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not the merger is consummated.
Specific Performance
SodaStream, Parent and Merger Sub have agreed that they will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.
Amendment
Subject to applicable law and to the other provisions of the merger agreement, the merger agreement may be amended at any time by execution of a written agreement signed by each of Parent, Merger Sub and SodaStream; however, in the event that SodaStream has received the approval of the merger by its shareholders, no amendment will be made to the merger agreement that requires the approval of SodaStream’s shareholders without obtaining the approval of SodaStream’s shareholders for such amendment.
Governing Law and Jurisdiction
The merger agreement and any dispute in connection therewith will be governed by, construed and enforced in accordance with the laws of the State of Israel, and any action or proceeding arising in connection with the merger agreement will be brought only before the competent courts located in Tel Aviv-Jaffa, Israel.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
AND EXECUTIVE OFFICERS OF SODASTREAM
The following table sets forth information regarding the beneficial ownership of SodaStream ordinary shares as of August 31, 2018 (unless otherwise noted), for:
•
each person or entity who is known by us to beneficially own more than 5% of the outstanding SodaStream ordinary shares;

•
each of our directors and executive officers individually; and

•
all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each person named in the table below is c/o SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, and, to SodaStream’s knowledge, each beneficial owner named in the table has sole voting and sole investment power over the shares indicated as owned by such person, subject to applicable community property laws. The percentages listed in the table for each of the directors and executive officers and all executive officers and directors as a group were calculated based on 22,710,553 SodaStream ordinary shares outstanding on August 31, 2018. The amounts and percentage of SodaStream ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.
Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Renaissance Technologies LLC(1)	1,214,000	5.35%
Executive officers and directors
Stanley Stern	*	*
Lauri A. Hanover	*	*
David Morris(2)	*	*
Jonathan Kolodny	*	*
Yehezkel (Chezy) Ofir	*	*
Richard Hunter	*	*
Torsten Koster	*	*
Eytan Glazer	—	—
Daniel Birnbaum	*	*
Daniel Erdreich	*	*
Eyal Shohat	*	*
Matti Yahav	*	*
Galit Zucker	*	*
Idan Zu-Aretz	*	*
All executive officers and directors as a group (14 persons)(3)	244,058	1.07%

*
Less than 1%.

(1)
Based on a Schedule 13G filed with the SEC on February 14, 2018, Renaissance Technologies LLC (“RTC”) has sole voting power over 1,171,048 SodaStream ordinary shares, sole dispositive power over 1,179,576 SodaStream ordinary shares and shared dispositive power over 34,424 SodaStream ordinary shares. Renaissance Technologies Holding Corporation (“RTHC”), a Delaware corporation, may be deemed a beneficial owner of the shares held by RTC by virtue of its holding of a majority interest in RTC. The principal address of each of RTC and RTHC is 800 Third Avenue, New York, New York 10022.
(2)
The address for Mr. Morris is c/o KDM Partners LLP, Farley Court, Second Floor, Allsop Place, London, NW1 5LG.

(3)
Consists of  (i) 140,177 SodaStream ordinary shares, and (ii) 92,316 SodaStream ordinary shares underlying options and 378 SodaStream ordinary shares underlying restricted share units, which are currently exercisable or settled, or will become exercisable or may be settled within 60 days of, August 31, 2018.

WHERE YOU CAN FIND MORE INFORMATION
SodaStream files annual reports with the SEC and furnishes current reports and other information to the SEC and to the ISA and the TASE. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.
SodaStream’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov. These documents are also available without charge on the ISA’s website at www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. In addition, SodaStream’s filings with the SEC are also available for free to the public at the Investor Relations portion of SodaStream’s website, sodastream.investorroom.com. Information contained on SodaStream’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.
SodaStream incorporates by reference into this document the documents listed below. Any filings SodaStream makes with the SEC under Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, after the date of this document until the date of SodaStream’s special general meeting and any adjournment thereof will be deemed to be incorporated by reference into this document. In addition, any reports of foreign private issuer on Form 6-K furnished by SodaStream to the SEC after the date of this document until the date of SodaStream’s special general meeting, which SodaStream identifies as being incorporated by reference into this document, are also incorporated by reference herein. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed or furnished document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.
SodaStream Documents Filed with or Furnished to the SEC (SEC file number 001-34929)	Date on which Filed with or Furnished to SEC
Annual Report on Form 20-F for Year Ended December 31, 2017	March 22, 2018
Reports of Foreign Private Issuer on Form 6-K	February 2, 2018, May 2, 2018, May 17, 2018 (File No. 18842928), June 22, 2018, August 1, 2018, August 20, 2018 and August 28, 2018, in each case, to the extent specified in that Form 6-K.
You may obtain a copy of any document incorporated by reference into this document (except for the exhibits to those documents) from SodaStream. You may also obtain these documents from the SEC or through the SEC’s website, or the TASE’s or ISA’s websites, described above. Documents incorporated by reference are available from SodaStream without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from SodaStream at the following address, telephone number and email address:
SodaStream USA Inc.
200 E. Park Drive, Suite 600
Mount Laurel, NJ 08054
Attention: Brendon Frey, Investor Relations
Phone: 1-800-763-2258
Fax: 1-856-667-7893
Email: IR@SodaStream.com

You may also direct any questions about the merger to, and request additional copies of the enclosed proxy materials from, our proxy solicitor at:
Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Shareholders Call Toll Free: 800-662-5200
SODA@morrowsodali.com.
You should not send in your SodaStream share certificates until you receive the transmittal materials from the paying agent.
You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated September 12, 2018. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). The mailing of this document to SodaStream shareholders does not create any implication to the contrary.
By order of the Board of Directors,

/s/ Stanley Stern

Stanley Stern
Chairman of the Board of Directors
Airport City, Israel
September 12, 2018

Annex A
AGREEMENT AND PLAN OF MERGER
by and among
PEPSICO, INC.,
SATURN MERGER SUB LTD.
and
SODASTREAM INTERNATIONAL LTD.
Dated as of August 20, 2018

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 20, 2018 by and among PepsiCo, Inc., a North Carolina corporation (“Parent”), Saturn Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and SodaStream International Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.
WITNESSETH:
WHEREAS, promptly following the execution of this Agreement, Parent will (i) form a new wholly-owned subsidiary of Parent (“Buyer”) as a company to be organized under the laws of the Netherlands; (ii) cause Buyer to, and Buyer will, execute and deliver a joinder agreement to this Agreement and be bound hereunder (the “Joinder Agreement”); and (iii) contribute all of the issued and outstanding shares of capital stock of Merger Sub to Buyer;
WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, the Company will become a wholly-owned subsidiary of Buyer, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby;
WHEREAS, the Boards of Directors of Parent and Merger Sub have each approved entry into this Agreement, the Merger and the other transactions contemplated hereby; and the Board of Directors of Merger Sub has further (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholder; (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (iii) determined to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby;
WHEREAS, simultaneously with the execution and delivery of this Agreement, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and
WHEREAS, immediately after the Closing but no earlier than January 2019, the shares of the Surviving Company will be transferred to Frito-Lay Trading Company (Europe) GmbH, a company organized under the laws of Switzerland and a wholly-owned indirect Subsidiary of Parent.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
Article I
DEFINITIONS & INTERPRETATIONS
Section 1.1 Certain Definitions.   For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:
“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Securities and Company 102 Shares.
“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.
“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Company Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than twenty percent (20%) of the Company Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its Subsidiaries having assets constituting more than twenty percent (20%) of the total consolidated assets of the Company and its Subsidiaries (except for any such transaction between or among two (2) or more of the Company’s Subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than twenty percent (20%) of the total consolidated assets of the Company and its Subsidiaries (including for this purpose the outstanding equity securities of the Company’s Subsidiaries); (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company individually or in the aggregate of over twenty percent (20%) of its equity securities.
“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
“Antitrust Laws” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.
“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed.
“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2018.
“Company Balance Sheet Date” shall mean June 30, 2018.
“Company Board” shall mean the Board of Directors of the Company.

“Company Intellectual Property Rights” shall mean Intellectual Property Rights (including any applications therefor) (i) owned, used or filed by the Company or any of its Subsidiaries; (ii) incorporated by the Company or any of its Subsidiaries in their products; or (iii) licensed to the Company or any of its Subsidiaries, in each case, that are used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted, in each case of  (i), (ii) and (iii) excluding any off-the-shelf Software.
“Company Material Adverse Effect” shall mean any circumstance, change, effect, event or development (each a “Change” and, collectively, “Changes”), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, that is or is reasonably likely to (a) have a material adverse effect on the financial condition, properties, assets (including intangible assets), liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole or (b) prevent or materially impair the ability of the Company to consummate the Merger and perform its obligations under this Agreement; provided, however, that in the case of clause (a) only, no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:
(i) general economic conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates, or conditions in the global economy generally;
(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates;
(iii) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;
(iv) political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;
(v) changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in IFRS or other accounting standards applicable to the Company or its Subsidiaries (or the authoritative interpretation thereof) after the date hereof;
(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;
(vii) the announcement of this Agreement or the pendency of the transactions contemplated hereby, the mere identity of Parent or any of its Affiliates or any public communication by Parent or Merger Sub of their plans or intentions with respect to any of the businesses of the Company or any of its Subsidiaries following the Closing, including the direct impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, resellers, licensors or other business partners of the Company or any of its Subsidiaries or labor unions or Governmental Authorities, in each case, other than to the extent relating to a breach of Section 3.4, Section 3.5 or Section 3.16(g);
(viii) any action or omission required by Law;

(ix) changes in the price of Company Shares or the trading volume of Company Shares, in and of itself, but not the underlying cause of such changes;
(x) any failure of the Company to meet any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenues, in and of itself, but not the underlying cause of such failure;
(xi) any Legal Proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or any of the transactions contemplated hereby, including the Merger;
(xii) (A) any action taken by Parent or any of its Affiliates in breach of this Agreement or (B) the omission of an action that was required to be taken by Parent or any of its Affiliates in breach of this Agreement; or
(xiii) any matters disclosed in Section 1.1 of the Company Disclosure Letter;
except and only to the extent such effects directly or indirectly resulting from or arising out of the matters described in clauses (i) through (vi) above disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry and geographic markets in which the Company and its Subsidiaries conduct business (in which case, only the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur).
“Company Optionholders” shall mean the holders of Company Options.
“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Share Plans.
“Company PSUs” shall mean each award of performance-vesting restricted share units outstanding under any of the Company Share Plans.
“Company PSUs Holders” shall mean the holders of Company PSUs.
“Company RSUs” shall mean each award of time-vesting restricted share units outstanding under any of the Company Share Plans.
“Company RSUs Holders” shall mean the holders of Company RSUs.
“Company Share Plans” shall mean the Company’s 2010 Employee Share Option Plan and the Company’s 2007 Employee Share Option Plan, in each case as may be amended from time to time.
“Company Shareholders” shall mean holders of Company Shares.
“Company Software” shall mean all Software used in the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.
“Company Technology” shall mean all Technology used in the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.
“Continuing Employees” shall mean all employees of the Company and its Subsidiaries as of the Effective Time.
“Contract” shall mean any written or oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.
“DOJ” shall mean the United States Department of Justice or any successor thereto.
“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.
“Environmental Law” shall mean all applicable federal, state, local or foreign Laws, codes, rules, orders, ordinances, permits, requirements, final governmental determinations, statutes and regulations promulgated thereunder, relating to pollution or the protection of the environment, as the foregoing are enacted and in effect on the Closing Date and in the jurisdiction in which the applicable site or premises are located, including without limitation, the following statutes and all regulations promulgated thereunder: the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990; the Israeli Hazardous Substances Law, 1993; the Israeli Abatement of Nuisances Law, 1961; the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. §1251 et seq.; the Federal Clean Air Act, 42 U.S.C. §7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §136 et seq.; the Toxic Substance Control Act, 15 U.S.C. §2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. §2701 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §1801 et seq.; the Atomic Energy Act, 42 U.S.C. §2014 et seq.; any state or local statute of similar effect; and any Laws relating to protection of the environment which regulate the management or disposal of Hazardous Substances.
“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“EU Merger Regulation” shall mean Council Regulation (EC) No 139/2004 of 20 January 2004.
“FTC” shall mean the United States Federal Trade Commission or any successor thereto.
“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial, and whether local or foreign.
“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial body thereof, any outstanding application to receive the same filed by the Company or any of its Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the Investment Center.
“Hazardous Substance” shall mean (i) any chemicals, substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic,” “chemical substances,” “pesticides,” “contaminants,” or “oil” or (ii) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, urea formaldehyde foam insulation, radon and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law.
“HSR Act” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“IFRS” shall mean the International Financial Reporting Standards and interpretations thereof adopted by the International Accounting Standards Board.
“ILA” shall mean the Israel Land Authority.
“ILA Approvals” shall mean the approvals by the ILA regarding the change in ownership of the Company to be effected by the Merger.

“Indebtedness” shall mean, with respect to a Person, without duplication, (i) all indebtedness for borrowed money, (ii) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities and (v) any liability of others described in clauses (i) through (iv) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (i) through (iv) above any accrued and unpaid interest or penalties thereon.
“Intellectual Property” shall mean all intellectual property, regardless of form, whether protected, created or arising under the Laws of Israel or any foreign jurisdiction, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings (“Works of Authorship”); (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (iii) trademarks, service marks, trade names (whether registered or unregistered), service names, brand names, brand marks, trade dress rights, Internet domain names, emblems, signs or insignia, words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs, and product features and including all goodwill associated with the foregoing (“Trademarks”); (iv) design rights (registered or unregistered) and designs (“Designs”); (v) confidential and proprietary information, or non-public processes, that derive economic value from not being generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent embodied in algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, techniques, specifications, Technology, concepts, trade secrets, discoveries and technical data and information (“Trade Secrets”); (vi) copyrights, whether registered or unregistered, and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction (“Copyrights”); (vii) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof  (“Patents”); (viii) all applications, registrations and permits related to any of the foregoing clauses; and (ix) any and all other similar proprietary rights in any jurisdiction.
“Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including: (i) rights in, arising out of, or associated with Works of Authorship; (ii) rights in, arising out of, or associated with Inventions or Patents; (iii) rights in, arising out of, or associated with Designs; (iv) rights in, arising out of, or associated with Trademarks; and (v) rights in, arising out of, or associated with Trade Secrets and rights in, arising out of, or associated with Copyrights.
“Intervening Event” shall mean any Change that (i) is not known (or, if known, the consequences of which were not reasonably foreseeable) by the Company Board as of the date hereof and (ii) does not relate to any Acquisition Transaction, other than (A) any Acquisition Proposal, (B) the fact, in and of itself, that the Company exceeds any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenue (however, the underlying reasons for such events may constitute an Intervening Event) and (C) changes, in and of itself, in the price of Company Shares or the trading volume of Company Shares (however, the underlying reasons for such events may constitute an Intervening Event).
“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy and Industry.
“Investment Center Approval” shall mean the approval by the Investment Center regarding the change in ownership of the Company to be effected by the Merger.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.
“ISA” shall mean the Israeli Securities Authority.
“Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of the Company’s Chief Executive Officer, Deputy Chief Executive Officer, Chief Financial Officer and General Counsel and, solely for purposes of Section 3.15, the Company’s Global Tax Manager, in each case without any duty of inquiry or investigation.
“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, Order, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
“Legal Proceeding” shall mean any lawsuit, litigation, arbitration or other similarly formal legal proceeding (in each case, whether civil, criminal or administrative), brought by or pending before any Governmental Authority.
“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with IFRS).
“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal or preemptive right.
“Nasdaq” shall mean the Nasdaq Global Select Market.
“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.
“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.
“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and payable or delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with IFRS as adjusted in the ordinary course of business consistent with past practice through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar common law or statutory Liens that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) Liens imposed by applicable Law (other than Tax Law); (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) Liens the existence of which are disclosed in the Company Reports; (vi) statutory, common law or contractual liens of landlords; (vii) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (viii) any right, interest, Lien or title of any lessor or sublessor under any Lease or other similar agreement or in any of the Leased Real Property; (ix) all matters of record as well as any matters that are shown on current surveys of real property made available to Parent; (x) non-exclusive licenses of Intellectual Property or Intellectual Property Rights granted in the ordinary course of business; (xi) Liens described in Section 1.1 of the Company Disclosure Letter; and (xii) any other Liens which, individually or in the aggregate, would not reasonably be expected to materially impair or interfere with the use of the property encumbered thereby as currently used or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other authorized agent, advisor or representative of such Person or of any direct or indirect Subsidiary of such Person.
“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.
“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
“Software” shall mean computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.
“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting shares of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.
“Superior Proposal” shall mean any bona fide written Acquisition Proposal on (i) terms that the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of such Acquisition Proposal, the identity of the Person making such proposal and all other matters that the Company Board considers appropriate, would be more favorable to the Company Shareholders (in their capacity as such) from a financial point of view than the Merger and (ii) which the Company Board shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that, for purposes of this definition of  “Superior Proposal,” the term “Acquisition Transaction” shall have the meaning assigned to such term herein, except that each reference to “20%” in such definition shall be deemed to be a reference to “50%.”
“TASE” shall mean Tel Aviv Stock Exchange Ltd.
“Tax” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, capital gain, windfall, income, profits, severance, property, production, sales, use, license, excise, franchise, employment, social security and occupation, and value added, ad valorem, withholding, payroll, recapture, taxes, alternative or add-on minimum, transfer, stamp, or environmental tax (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty or other like assessment or charge of any kind whatsoever, together with all linkage differentials, interest, penalties and additions imposed with respect to such amounts and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.
“Technology” shall mean all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.
“Valid Tax Certificate” shall mean a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding.
Section 1.2 Additional Definitions.   The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:
Term	Section Reference
102 Amounts	Section 2.8(d)(i)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(b)
Approval	Section 3.5
Assignee	Section 10.3
Book-Entry Shares	Section 2.8(c)(ii)
Buyer	Recitals
Capitalization Date	Section 3.6(a)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Charter Documents	Section 3.1
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.8(f)
Collective Bargaining Agreement	Section 3.17(a)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 Options	Section 2.8(d)(i)
Company 102 PSUs	Section 2.8(d)(i)
Company 102 RSUs	Section 2.8(d)(i)
Company 102 Securities	Section 2.8(d)(i)
Company 102 Shares	Section 2.8(b)
Company Board Recommendation	Section 7.3(a)
Company Board Recommendation Change	Section 5.3(b)
Company Designated Directors	Section 6.5

Term	Section Reference
Company Disclosure Letter	Article III
Company Plans	Section 6.2(c)
Company Reports	Section 3.8(a)
Company Securities	Section 3.6(b)
Company Shareholder Approval	Section 3.2
Company Shareholders Meeting	Section 7.3(a)
Company Shares	Section 2.7(a)
Confidentiality Agreement	Section 7.8
consolidated financial statements	Section 3.9(a)
Copyrights	Section 1.1
D&O Insurance	Section 6.1(c)
Designs	Section 1.1
Effective Time	Section 2.3
Employee Plans	Section 3.16(a)
Exchange Fund	Section 2.8(b)
FCPA	Section 3.19(b)
FDA	Section 3.19(c)
IAA	Section 7.2(a)
ICL	Recitals
Indemnified Persons	Section 6.1(a)
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 7.9(a)
Intervening Event Recommendation Change Notice	Section 5.3(d)
Inventions	Section 1.1
Israeli Employee	Section 3.17(d)
Israeli Employees	Section 3.17(d)
IT Systems	Section 3.14(i)
ITA	Section 2.8(f)
Joint Venture Interests	Section 3.7(f)
Leased Real Property	Section 3.13(b)
Leases	Section 3.13(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.12
Material Employee Plans	Section 3.16(a)
Maximum Annual Premium	Section 6.1(c)
Merger	Recitals
Merger Consideration	Section 2.7(a)
Merger Proposal	Section 7.4(a)
Merger Sub	Preamble
Notice Date	Section 7.3(a)
OECD Convention	Section 3.19(b)
Option Consideration	Section 2.7(c)
Options Tax Ruling	Section 7.9(a)

Term	Section Reference
Outside Date	Section 9.1(c)
Parent	Preamble
Parent Plans	Section 6.2(c)
Patents	Section 1.1
Paying Agent	Section 2.8(a)
Permits	Section 3.18(a)
Prohibited Payment	Section 3.19(b)
Proxy Statement	Section 7.3(a)
PSUs Consideration	Section 2.7(d)
Recommendation Change Notice	Section 5.3(d)
Registered Intellectual Property	Section 3.14(a)
Related Party	Section 3.23
Reporting Tail Endorsement	Section 6.1(c)
RSUs Consideration	Section 2.7(d)(i)
Section 102 Plan	Section 3.16(g)
Subsidiary Securities	Section 3.7(d)
Surviving Company	Section 2.1
Tax Returns	Section 3.15(a)
Termination Fee	Section 9.3(b)(i)
Trade Control Laws	Section 3.19(d)
Trade Secrets	Section 1.1
Trademarks	Section 1.1
Transition Period SEC Report	Section 7.10(b)
Uncertificated Shares	Section 2.8(c)(ii)
Withholding Drop Date	Section 2.8(f)
Withholding Tax Ruling	Section 7.9(b)
Works of Authorship	Section 1.1
Section 1.3 Certain Interpretations.
(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.
(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”
(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.
(d) Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.
(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.
(f) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g) Unless otherwise indicated, the terms “Dollars” and “$” mean U.S. dollars. Unless otherwise indicated, the term “NIS” means Israeli New Shekels.
(h) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”
(i) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
Article II
THE MERGER
Section 2.1 The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company (the “Surviving Company”) and shall (a) become a wholly-owned direct Subsidiary of Buyer, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.
Section 2.2 The Closing.   Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) will occur at the offices of Herzog, Fox & Neeman, Asia House, 4 Weizmann St., Tel Aviv 6423904, Israel, at 9:00 a.m. (local time) not later than on the second (2nd) Business Day following the date on which each of the conditions set forth in Article VIII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date and location as the parties hereto shall mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.
Section 2.3 Effective Time.   As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.
Section 2.4 Effect of the Merger.   The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5 Articles of Association.   At the Effective Time, the Articles of Association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Company, subject to the provisions of Section 6.1, until such Articles of Association are duly amended as provided therein, herein and by applicable Law.
Section 2.6 Directors and Officers.
(a) Directors.   The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time and the Company Designated Directors shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company until, subject to Section 6.5, the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.
(b) Officers.   At the Effective Time, the individuals set forth on Section 2.6(b) of the Company Disclosure Letter shall be the officers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
Section 2.7 Effects on Share Capital.
(a) Share Capital.   Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:
(i) Conversion of Company Shares.   Each ordinary share, par value NIS 0.645 per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive One Hundred Forty-Four Dollars (US $144.00) in cash (the “Merger Consideration”), without interest and less applicable withholding Taxes pursuant to Section 2.8(f), upon the surrender of such Company Share in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded up to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.
(ii) Parent-Owned Shares and Shares Held in Treasury.   Each Company Share held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned Subsidiary of the Company or Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.
(iii) Share Capital of Merger Sub.   Each ordinary share, par value one Israeli Agora (NIS 0.01) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one (1) validly issued, fully paid and nonassessable ordinary share, par value one Israeli Agora (NIS 0.01) per share, of the Surviving Company and all such ordinary shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.
(b) Adjustment to the Merger Consideration.   The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c) Company Options.
(i) Subject to Section 2.7(c)(ii) below, at the Effective Time, by virtue of the Merger, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of  (A) the excess, if any, of  (1) the Merger Consideration over (2) the exercise price per Company Share for such Company Option and (B) the total number of shares underlying such Company Option (the “Option Consideration”), less applicable withholding Taxes pursuant to Section 2.8(f). From and after the Effective Time, all Company Options shall no longer be outstanding and shall cease to exist, and each holder of a Company Options shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Option Consideration payable hereunder. If the exercise price per Company Share for any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment of consideration.
(ii) With respect to Company Options that are outstanding but unvested immediately prior to cancellation of such unvested Company Options at the Effective Time as provided herein, the vesting schedule thereof shall, immediately prior to the Effective Time, be accelerated, such that all outstanding Company Options at such time shall become vested.
(iii) Prior to the Effective Time, the Company shall adopt resolutions and use reasonable best efforts to take other actions that are necessary under the Company Share Plans and/or award agreements (including providing Company Optionholders with notice of their rights with respect to any such Company Options as provided herein and/or seeking such Company Optionholders’ consents, in each case to the extent required by the terms of the applicable Company Share Plans or award agreements) to effectuate the provisions of this Section 2.7(c).
(iv) The amount of cash each Company Optionholder is entitled to receive for the Company Options held by such holder pursuant to Section 2.7(c)(i) above shall be rounded up to the nearest cent and computed after aggregating cash amounts for all Company Options held by such holder.
(v) As of the Effective Time, the Company Share Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any of its Subsidiaries shall be cancelled.
(d) Company RSUs and Company PSUs.
(i) At the Effective Time, by virtue of the Merger, each outstanding Company RSU outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) (provided, that such lump sum payment may be delayed in order to not trigger Taxes under Code Section 409A) equal to the product of  (A) the Merger Consideration and (B) the number of Company Shares subject to such Company RSUs (the “RSUs Consideration”), less applicable withholding Taxes pursuant to Section 2.8(f), and paid in accordance with the applicable terms and conditions of such Company RSU and Code Section 409A. From and after the Effective Time, all Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the RSUs Consideration payable hereunder.
(ii) With respect to Company RSUs that are outstanding but unvested immediately prior to cancellation of such unvested Company RSUs at the Effective Time as provided herein, the vesting schedule thereof shall, immediately prior to the Effective Time, be accelerated, such that all outstanding Company RSUs at such time shall become vested.
(iii) At the Effective Time, by virtue of the Merger, each Company PSU outstanding immediately prior to the Effective Time, that vests pursuant to the terms of the applicable grant agreement shall be accelerated and become immediately vested, and shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) (provided, that such lump sum payment may be delayed in order not to trigger Taxes under Code Section 409A) equal to the product of  (A) the Merger Consideration and (B) the number of Company Shares subject to such Company PSU (the “PSUs Consideration”), less applicable withholding Taxes pursuant to Section 2.8(f), and paid in accordance with the applicable terms and conditions of such Company PSU and Code Section 409A. Each Company PSU that does not vest in accordance with the applicable grant agreement shall be cancelled. From and after the Effective Time, all Company PSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company PSU shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the PSUs Consideration payable hereunder.
(iv) Prior to the Effective Time, the Company shall adopt resolutions and use reasonable best efforts to take other actions that are necessary under the Company Share Plans and/or award agreements (including providing Company RSUs Holders and Company PSUs Holders with notice of their rights with respect to any such Company RSUs or Company PSUs (as applicable) as provided herein and/or seeking such Company RSUs Holders’ or Company PSUs Holders’ consents, in each case to the extent required by the terms of the applicable Company Share Plans or award agreements) to effectuate the provisions of this Section 2.7(d).
(v) The amount of cash each Company RSUs Holder and Company PSU Holder is entitled to receive for the Company RSUs or Company PSUs held by such holder pursuant to Section 2.7(d)(i) and Section 2.7(d)(iii) above shall be rounded up to the nearest cent and computed after aggregating cash amounts for all Company RSUs and Company PSUs held by such holder.
Section 2.8 Payment Procedures.
(a) Paying Agent.   Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent shall select (i) a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent; and (ii) to the extent necessary in light of the provisions of the Withholding Tax Ruling, an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.
(b) Exchange Fund.   On the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (excluding Company Shares issued upon exercise of Company 102 Options or vesting of Company 102 RSUs and Company 102 PSUs (“Company 102 Shares”) in respect of which payment shall be transferred directly to the 102 Trustee) pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this Article II (such cash amount being referred to herein as the “Exchange Fund”). The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by Section 2.7(a)(i).
(c) Payment Procedures with respect to Company Shares.
(i) Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) (other than Company 102 Shares),

(A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) (the “Letter of Transmittal”), (B) a declaration and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or foreign Law, and/or (C) instructions (including instructions from the Paying Agent) for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal and the declaration for Tax withholding purposes and/or a Valid Tax Certificate (and such other documents as may reasonably be required by the Paying Agent or Parent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding Taxes pursuant to Section 2.8(f)), and the Certificates so surrendered shall forthwith be canceled.
(ii) Promptly following the Effective Time, Parent and the Surviving Company shall (A) cause the Paying Agent to mail to each holder of uncertificated Company Shares registered in the Company’s electronic direct registration system immediately prior to the Effective Time (the “Uncertificated Shares”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) (other than Company 102 Shares) and (B) cause the Information Agent to mail to each holder of Company Shares held in a book-entry account that immediately prior to the Effective Time represented any uncertificated Company Shares held of record by The Depository Trust Company (the “Book-Entry Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) (other than Company 102 Shares), a declaration and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or foreign Law. No holder of Uncertificated Shares or Book-Entry Shares shall be required to deliver a Certificate or an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.7(a)(i). Upon delivery to the Paying Agent of the declaration for Tax withholding purposes and/or a Valid Tax Certificate (and such other documents as may reasonably be required by the Paying Agent or Parent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding Taxes pursuant to Section 2.8(f)), and the transferred Uncertificated Shares and Book-Entry Shares so surrendered shall forthwith be canceled. The Paying Agent shall accept such Certificates, transferred Uncertificated Shares and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates, Uncertificated Shares and Book-Entry Shares on the Merger Consideration payable upon the surrender of such Certificates, Uncertificated Shares and Book-Entry Shares pursuant to this Section 2.8. Until so surrendered, outstanding Certificates, Uncertificated Shares and Book-Entry Shares shall be deemed, from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II. No Effective Time Holder who is a record holder of a Certificate shall be entitled to receive any amount held by the Paying Agent, unless such holder surrenders its Certificate (or affidavits of loss in lieu thereof) and an executed Letter of Transmittal for payment in accordance with this Section 2.8(c). Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal. Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by the Paying Agent, in accordance with the terms of this Section 2.8(c) (including, if applicable, the requirement to surrender the Certificates and Letter of Transmittal by the 102 Trustee with respect to such Company 102 Shares), to the 102 Trustee, for the benefit of the beneficial owners thereof, and be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.
(d) Payment Procedures With Respect to Company Options, Company RSUs and Company PSUs.
(i) On the Closing Date, Parent shall transfer (A) the aggregate Option Consideration with respect to Company Options subject to Section 102(b)(2) and Section 102(b)(3) of the Ordinance (the “Company 102 Options”), (B) the aggregate RSUs Consideration with respect to Company RSUs granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance (the “Company 102 RSUs”) and (C) the aggregate PSUs Consideration with respect to Company PSUs granted and subject to Taxes under Section 102(b)(2) and Section 102(b)(3) of the Ordinance (the “Company 102 PSUs” and, together with the Company 102 Options and the Company 102 RSUs, the “Company 102 Securities”), to the 102 Trustee, on behalf of holders of Company 102 Options, Company 102 RSUs and Company 102 PSUS, as the case may be, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”). The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.
(ii) On the Closing Date, Parent shall promptly deposit the aggregate amount of funds payable in respect of Company Options, Company RSUs and Company PSUs (in each case, other than Company 102 Securities) pursuant to Section 2.7 with the Company at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options, Company RSUs and Company PSUs (in each case, other than Company 102 Securities), which amounts shall be paid by the Company to the respective holders thereof through the Company’s payroll system, subject to applicable withholdings.
(e) Transfers of Ownership.   In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates, Uncertificated Shares or Book-Entry Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate, Uncertificated Share or Book-Entry Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate, Uncertificated Shares or Book-Entry Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate, Uncertificated Shares or Book-Entry Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such Taxes have been paid or are otherwise not payable.
(f) Withholding.   Notwithstanding anything to the contrary hereunder, each of Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Paying Agent and any other third-party paying agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c) (Company Options) or Section 2.7(d) (Company RSUs)) and any consideration otherwise deliverable under this Agreement such amounts as each of Parent, the Company, the Paying Agent or any of their Affiliates or agents determines it may be required to deduct and withhold with respect to the making of such payment or delivery of consideration under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or non-Israeli Tax Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Paying Agent for the benefit of each such Company Shareholder for a period of up to 180 days from Closing (the “Withholding Drop Date”), unless Parent or Paying Agent is otherwise instructed explicitly by the Israel Tax Authority (the “ITA”) (during which time no Payor shall make any payments to any Company Shareholder and withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than three (3) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to a Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate, by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent which amount shall be increased by the interest plus linkage differences as defined in Section 159A of the Israeli Tax Ordinance for the time period between the fifteenth (15th) calendar day of the month following the month during which the Closing occurs and the time the relevant payment is made. Unless otherwise determined in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate in such manner as the Payor reasonably determines to be in compliance with applicable Law (but in any event not lower than the conversion rate on the Closing Date) and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.
(g) No Liability.   Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(h) Distribution of Exchange Fund to Parent.   Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates, Uncertificated Shares or Book-Entry Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates, Uncertificated Shares or Book-Entry Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look solely to Parent, and subject to the terms herein, Parent shall remain liable for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates, Uncertificated Shares or Book-Entry Shares, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

Section 2.9 No Further Ownership Rights in Company Shares.   From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate, Uncertificated Shares and Book-Entry Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates, Uncertificated Shares or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.
Section 2.10 Lost, Stolen or Destroyed Certificates.   In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify and hold harmless Parent from and against any losses in connection therewith but, except as may be required by the Paying Agent, without requirement to post a bond (such affidavit to be in a form attached to the Letter of Transmittal). Delivery of such affidavit and agreement shall be deemed delivery of a Certificate with respect to the relevant Company Shares for purposes of this Article II.
Section 2.11 No Interest.   No interest shall accumulate on any amount payable in respect of any Company Shares, Company Options, Company PSUs or Company RSUs in connection with the Merger.
Section 2.12 Necessary Further Actions.   If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take, and Parent shall, and shall cause the Surviving Company to take, all such lawful and necessary action.
Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as (a) set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”), or (b) set forth in any Company Report filed with, or furnished to (and publicly available), the SEC by the Company since January 1, 2016 and at least one (1) Business Day prior to the date hereof  (including all amendments thereto filed at least one (1) Business Day prior to the date hereof), or incorporated by reference into any such document (excluding in each case any disclosure under the headings “Risk Factors” or “Special Note Regarding Forward-Looking Information” or any disclosures that are similarly forward-looking, predictive or cautionary in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 3.1 Organization; Good Standing.   The Company is a corporation duly organized and validly existing under the laws of the State of Israel, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease, operate or otherwise hold its properties and assets. The Company is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered or made available to Parent a complete and correct copy of the articles of association, as amended to date, of the Company (the “Charter Documents”) and the Company is not in default in the performance, observation or fulfillment of such documents other than any such default that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2 Corporate Power; Enforceability.   The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the approval of this Agreement by holders of a majority of the Company Shares voted at the Company Shareholders Meeting (in person or by proxy) (not counting any absentee votes) (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby, other than (assuming the accuracy of the representations and warranties in Section 4.7 below) obtaining the Company Shareholder Approval for the consummation of transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.
Section 3.3 Board and Shareholders Actions.
(a) At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of ICL and the Charter Documents, the Company Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) subject to the provisions of this Agreement, resolved to recommend that the Company Shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated hereby.
(b) Assuming the receipt of the Company Shareholder Approval, no other vote of holders of Company Shares is necessary in order to approve and adopt this Agreement and the Merger under the ICL and the Charter Documents.
Section 3.4 Non-Contravention.   The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or a right to challenge the transactions contemplated hereby under, result in a loss of a material benefit under, give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, (i) the Charter Documents of the Company, (ii) the charter, bylaws or other constituent documents of any of the Company’s Subsidiaries, (iii) any Material Contract, or (iv) assuming the Approvals referred to in Section 3.5 of this Agreement are obtained or made and subject to obtaining the Company Shareholder Approval (assuming the accuracy of the representations and warranties in Section 4.7 below), any material Law applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (b) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (a)(iii) and (b) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.5 Required Governmental Approvals.   No consent, clearance, approval, Order or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, other than (a) the Investment Center Approval, (b) the ILA Approval, (c) Approval under the HSR Act and other applicable Antitrust Laws, (d) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (e) the filings and other Approvals as may be required under the Exchange Act or Israeli Securities Law, (f) the filings and other Approvals as may be required under the rules and regulations of Nasdaq and TASE, (g) receipt of the Options Tax Ruling and the Withholding Tax Ruling, (h) such filings and other Approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other transactions contemplated hereby, and (i) such other Approvals the failure of which to make or obtain, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.6 Company Capitalization.
(a) The registered (authorized) share capital of the Company consists of NIS 54,000,000 Company Shares, NIS 0.645 par value per share. At the close of business on August 17, 2018 (the “Capitalization Date”), (i) 22,710,497 Company Shares were issued and outstanding, (ii) no Company Shares were held by the Company in its treasury, (iii) no Company Shares were held by any direct or indirect Subsidiary of the Company, and (iv) there were outstanding Company Options to purchase 372,091 Company Shares, 435,789 outstanding Company RSUs, 160,000 outstanding Company PSUs and 619,660 Company Shares reserved for future grants under the Company Share Plans. Except as set forth above, at the close of business on the Capitalization Date, no shares or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive rights, subscription right or any similar right under any provision of the ICL, the Charter Documents or any Contract to which the Company is otherwise bound. Since the Capitalization Date, the Company has not (x) issued any Company Shares, Company Options, Company PSUs or Company RSUs or other securities or rights to acquire Company Shares or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Shares, other than pursuant to the exercise of Company Options or vesting and settlement of Company RSUs or Company PSUs outstanding as of the date hereof or as permitted by Section 5.1(b), or (y) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options, Company PSUs or Company RSUs, other than as permitted by Section 5.1(b).
(b) Section 3.6(b) of the Company Disclosure Letter lists each Company Option, Company PSU and Company RSU outstanding as of the Capitalization Date, the Company Share Plan under which such Company Option, Company PSU or Company RSU was issued, whether such Company Option, Company PSU or Company RSU is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, the name of the holder thereof, the residence of such holder, the grant date, expiration date, the number of Company Shares issuable thereunder, the exercise price, whether each such Company Option, Company RSU or Company PSU was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102 of the Israeli Income Tax Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company 102 Options, Company 102 RSUs and Company 102 PSUs the date of deposit of such Company Option with the 102 Trustee, including, only with respect to grants following July 24, 2012, also the date of deposit of the applicable board resolution and the date of deposit of the respective option agreement with the 102 Trustee. Except as set forth in this Section 3.6 (for the avoidance of doubt, including as contemplated by the last sentence of Section 3.6(a)), there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, Company Options, Company PSUs and Company RSUs, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares pursuant to the terms of Company Share Plans.
(c) Neither the Company nor any of its Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company or any of its Subsidiaries.
Section 3.7 Subsidiaries.
(a) Section 3.7(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization and capitalization of each Subsidiary of the Company.
(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent either such concept is recognized under applicable Law), except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate or otherwise hold its respective properties and assets. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent either such concept is recognized under applicable Law), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and are fully paid and nonassessable and (ii) is owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws).
(d) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.
(e) None of such Subsidiaries is in default in any material respect in the performance, observation or fulfillment of its charter and other material organizational documents, other than any such default that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Section 3.7(f) of the Company Disclosure Letter sets forth, a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Subsidiary of the Company) owned, directly or indirectly, by the Company or any Subsidiary of the Company as of the date of this Agreement. The term “Joint Venture Interests” means interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Subsidiary of the Company and in which the Company or one or more of its Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than five percent (5%) of any class of the outstanding voting securities or other equity of any such entity).
Section 3.8 Company Reports.
(a) Since January 1, 2016, the Company has filed all forms, reports and documents with the SEC, the TASE and the ISA that have been required to be filed by it under applicable Laws prior to the date hereof  (all such forms, reports and documents, together with all documents filed or furnished on a voluntary basis and all exhibits and schedules thereto, the “Company Reports”). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (i) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and/or Israeli Securities Law, as the case may be, each as in effect on the date such Company Report was filed, and (ii) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC, the TASE or the ISA. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC, TASE or ISA review or investigation.
(b) As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.
(c) Each Transition Period SEC Report (as defined in Section 7.10(b)) filed or furnished by the Company with or to the SEC prior to the Effective Time shall (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable provisions of the Exchange Act.
Section 3.9 Company Consolidated Financial Statements.
(a) The audited consolidated financial statements of the Company and its Subsidiaries (including all notes thereto) included in the Company Reports filed with the SEC (the “consolidated financial statements”) (i) have been prepared in accordance with IFRS consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted), and (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations, cash flows, comprehensive income/(loss) and changes in shareholders’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). No financial statements of any Person other than the Company and the Company’s Subsidiaries are required by IFRS to be included in the consolidated financial statements of the Company.
(b) The Company and its Subsidiaries maintain “disclosure controls and procedures” (as such terms are defined in Rule 13a-15 under the Exchange Act) that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurance that all material information concerning the Company (including its Subsidiaries) and required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company Reports filed with the SEC.

(c) The Company maintains a system of internal accounting controls which is designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(d) Since January 1, 2016, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board, based on such officers’ most recent evaluation to the date of this Agreement, (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act), which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries on a consolidated basis and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company and its Subsidiaries’ internal controls over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act).
(e) As of the date hereof, (i) there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports filed with the SEC, and, (ii) to the Knowledge of the Company, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending, in each case regarding any accounting practice of the Company. The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq and the TASE and the corporate governance and other requirements of the ICL.
(f) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Company’s Subsidiary’s published consolidated financial statements or any Company Reports filed with the SEC.
Section 3.10 No Undisclosed Liabilities.   Neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether or not such liabilities or obligations are of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with IFRS or in the notes thereto), other than (a) Liabilities reflected, accrued or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Company Reports filed prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.11 Absence of Certain Changes.   Since the Company Balance Sheet Date through the date hereof  (a) except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Sections 5.1(b)(i) – (xi), (b)(xvii) or (b)(xxi) (with respect to the foregoing specified clauses) (Interim Conduct of Business), and (c) there has not been or occurred, and no circumstances have existed or exist that constitute or would reasonably be expected to result in, a Company Material Adverse Effect.

Section 3.12 Material Contracts.
(a) For all purposes of and under this Agreement, a “Material Contract” shall mean:
(i) any “material contract” listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2017;
(ii) any Contract with a natural person either as an employee or an independent contractor (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) that carries an aggregate annual base salary in excess of  $200,000 per annum (excluding Contracts for “at-will” relationships or that are terminable by the Company or the applicable Subsidiary at its discretion, by notice of not more than ninety (90) days for a cost of less than $200,000);
(iii) any currently effective non-statutory severance, termination, golden parachute, change-of-control or similar agreement with any current or former director or officer of the Company or any of its Subsidiaries;
(iv) any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of the Company’s share capital or other securities or any options, warrants or other rights to purchase or otherwise acquire any Company Shares, other securities or options, warrants or other rights therefor, except for the organizational document of the Company or of any Subsidiary of the Company or those Contracts under a Company Share Plan;
(v) collective bargaining agreement or similar material Contract with any labor organization, council, union or association;
(vi) Contract with (A) any current or former officer or director of the Company or any of their immediate family members (other than any Employee Plans), or (B) any “controlling shareholder” of the Company (as defined in the ICL);
(vii) any Contract providing for Governmental Grants from any Governmental Authority;
(viii) any Contract to which the Company or any of its Subsidiaries is a party that (A) contains any covenant by the Company or any of its Subsidiaries to not compete or engage in any line of business or to not engage in its business in any geographic location, or (B) restricts the development, manufacture, marketing or distribution of the products and services of the Company or any of its Subsidiaries, including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any product, or other Contract providing “most favored nations” pricing terms for products, in each case, with respect to this clause (B), that is material to the Company and its Subsidiaries, taken as a whole;
(ix) any Contract entered into after December 31, 2015 (A) relating to the disposition, acquisition or lease (directly or indirectly) by the Company or any of its Subsidiaries of a material amount of assets other than in the ordinary course of business consistent with past practice, (B) pursuant to which the Company or any of its Subsidiaries will acquire or has acquired any material interest in any other Person (other than the Company or any of its Subsidiaries) or other business enterprise for an amount in excess, in the aggregate, of  $5,000,000, or (C) for the acquisition or disposition of any business and such Contract contains any profit sharing arrangements or “earn-out” arrangements or other contingent payment obligations under which obligations are continuing, in each case of the foregoing clauses (A), (B) and (C), with any outstanding material obligations of the Company and its Subsidiaries (taken as a whole) as of the date of this Agreement;
(x) any Contract (including any so called take-or-pay or keepwell agreements) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness for borrowed money, liabilities or obligations of any other Person (other than a Subsidiary of the Company) in excess of  $1,000,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

(xi) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) in excess of $1,000,000 (other than extensions of trade credit in the ordinary course of business consistent with past practice), excluding any cylinder loan Contracts entered into with retailers in the ordinary course of business;
(xii) any Contract granting any Person a right of first refusal or first negotiation with respect to any sale of the Company or substantially all of its shares or assets;
(xiii) any Contract imposing “standstill” obligations on the Company or any of its Subsidiaries;
(xiv) any Contract that contains a license in respect of Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole (except for (A) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap Software and (B) licenses granted by the Company or any of its Subsidiaries in the ordinary course of business);
(xv) any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person (other than any such Contract solely between the Company or any of its wholly-owned Subsidiaries or solely among the Company’s wholly-owned Subsidiaries) or any material Contract involving the sharing of revenues, profits or losses by the Company or any of its Subsidiaries with any unaffiliated third party; and
(xvi) any Contract that involves or relates to Indebtedness for borrowed money or under which the Company or any of its Subsidiaries has issued any note, bond, debenture or other evidence of Indebtedness for borrowed money to, any Person (other than the Company or any of its Subsidiaries) or any other note, bond, debenture or other evidence of Indebtedness for borrowed money of the Company or any of its Subsidiaries (other than in favor of the Company or any of its Subsidiaries) (whether incurred, assumed, guaranteed or secured by any asset), in each case (A) outside the ordinary course of business consistent with past practice, or (B) for a principal amount in excess of  $5,000,000.
(b) Section 3.12(b) of the Company Disclosure Letter contains a list of all Material Contracts (other than any Material Contract contemplated by clause (i) of the definition thereof) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement. As of the date hereof, true and complete copies of all such Material Contracts have been (i) publicly filed with the SEC or (ii) made available to Parent.
(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (B) is subject to general principles of equity, (ii) neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and, to the Knowledge of the Company, no circumstances exist and no event has occurred that with notice or lapse of time or both would or would be reasonably expected to constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or any other party thereto or are reasonably expected to contravene, conflict with, or result or give the Company or any of its Subsidiaries or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Material Contract, and (iii) none of the Company and the Company’s Subsidiaries has received written notice of any actual or alleged violation of, or failure to comply with, any material term or requirement of any Material Contract.

Section 3.13 Real Property.
(a) Neither the Company nor any of its Subsidiaries owns any real property.
(b) Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list, as of the date hereof, of all of the existing material leases (including the long-term lease with ILA), subleases or other agreements containing leases (i.e., embedded leases) (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any material real property (such property, the “Leased Real Property”). The Company has made available to Parent a complete and accurate copy of all Leases of Leased Real Property (including all material modifications, amendments, supplements, waivers and side letters thereto). The Company and/or its Subsidiaries have and own valid leasehold interests in the Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Leased Real Property constitutes all material interests in real property used, occupied or held for use in connection with the business of the Company and the Company’s Subsidiaries.
(c) Neither the Company nor any of its Subsidiaries has entered into any Lease granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any material portion of the Leased Real Property.
(d) Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all of the Leases set forth in Section 3.13(b) or Section 3.13(c) of the Company Disclosure Letter are each in full force and effect and neither the Company nor any of its Subsidiaries is in breach of or default under, or has received written notice of any breach of or default under, any such Lease, and, (ii) to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a breach or default thereunder by the Company or any of its Subsidiaries or any other party thereto.
Section 3.14 Intellectual Property.
(a) Section 3.14(a) of the Company Disclosure Letter lists, as of the date hereof, all material (i) Patents that are owned solely or jointly, by the Company or any of its Subsidiaries; (ii) Design registrations that are owned solely or jointly, by the Company or any of its Subsidiaries, (iii) Trademarks owned by the Company or any of its Subsidiaries that are the subject of a registration or a pending application for registration (for the avoidance of doubt, including Internet domain names); and (iv) registered Copyrights and pending applications for registration of any Copyrights owned by the Company or any of its Subsidiaries, in each case, registered with the U.S. Patent and Trademark Office, U.S. Copyright Office, World Intellectual Property Office, or any similar corresponding foreign Governmental Authority (collectively, the “Registered Intellectual Property”). Each of the Company and its Subsidiaries has taken all steps reasonably necessary to maintain registrations of all Registered Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications, except for the abandonment, withdrawal and expiration of Registered Intellectual Property in the ordinary course of business consistent with past practice. Section 3.14(a) of the Company Disclosure Letter lists, as of the date hereof, the jurisdictions in which each such Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Registered Intellectual Property is valid, subsisting and is not subject to any outstanding Legal Proceeding, order, judgment or decree adversely affecting the Company’s or its Subsidiaries’ use thereof or rights thereto.
(b) Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets or any other non-public, proprietary information material to the businesses of the Company and its Subsidiaries, taken as a whole, that are owned by the Company or any of its Subsidiaries and the confidentiality of all Trade Secrets of any third party disclosed to the Company or any of its Subsidiaries subject to written non-disclosure agreements with the Company or any of its Subsidiaries, such Trade Secret expressly identified to the Company or any of its Subsidiaries upon disclosure as confidential and proprietary information. To the Knowledge of the Company, such Trade Secrets have not been disclosed to any Person except pursuant to written non-disclosure agreements, except for any disclosures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no employee, contractor or agent of the Company or any of its Subsidiaries or any other Person is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights or Company Technology or any other Intellectual Property or Technology owned by the Company or any of its Subsidiaries, except for any disclosures that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no rights in any Company Intellectual Property Rights, have been transferred or granted by the Company or any of its Subsidiaries to any other Person except licenses of Intellectual Property or Intellectual Property Rights granted in the ordinary course of the business of the Company or any of its Subsidiaries. No rights in Company Software or Company Technology have been transferred or granted by the Company or any of its Subsidiaries to any other Person except for such transfers or grants that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries is the owner of, or has valid and continuing rights to use the Company Intellectual Property Rights, free and clear of all Liens (other than Permitted Liens). Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has valid and continuing rights to make, sell, license or otherwise use the Company Technology in connection with the conduct of the business of the Company and the Company’s Subsidiaries as presently conducted. To the Knowledge of the Company, there is no Intellectual Property or Technology other than Company Intellectual Property Rights and Company Technology that is material to or necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole, or for the continued operation of the business of the Company and the Company’s Subsidiaries as presently conducted, except for shrink-wrap, click-wrap or other off-the-shelf or commercially available Intellectual Property or Technology that is readily available on reasonable terms through commercial distributors or in consumer retail stores. For clarity, the representations and warranties of the Company set forth in this Section 3.14(c) do not constitute representations and warranties of the Company regarding infringement, unauthorized use, misappropriation or similar violations of Intellectual Property Rights of a third Person, which are addressed in Section 3.14(d).
(d) Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company’s or any of its Subsidiaries’ use, practice or other commercial exploitation of the Company Intellectual Property Rights and Company Technology and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Intellectual Property Rights and the Company Technology, and the operation and conduct of the Company’s and its Subsidiaries’ business as currently conducted, do not infringe, constitute an unauthorized use of, misappropriate, or otherwise violate the Intellectual Property Rights of a third Person.
(e) Since January 1, 2016, neither the Company nor any of the Company’s Subsidiaries is a party to or the subject of any pending (for which the Company or any of the Company’s Subsidiaries has received written notice) or, to the Knowledge of the Company, threatened, Legal Proceeding, which involves a claim (i) against the Company or any of its Subsidiaries, of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology or (ii) contesting, challenging, or seeking to deny or restrict the right of the Company or any of its

Subsidiaries to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property Rights or Company Technology, except in each case, for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, neither the Company nor any of its Subsidiaries have received written notice of such threatened claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation that the conduct of the Company’s business infringes, misappropriates, or otherwise violates the Intellectual Property Rights or Technology of a third Person or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology, except in each case, for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries that are material to the business of the Company and its Subsidiaries, taken as a whole.
(f) Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries or Company Technology, and (ii) neither the Company nor any of its Subsidiaries has filed in the last three (3) years preceding the date hereof any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries).
(g) To the Knowledge of the Company, other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each present employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any Company Intellectual Property Rights or Company Technology, has executed an agreement with the Company or any of its Subsidiaries, as applicable, that subject to applicable Law (i) conveys to the Company or any of its Subsidiaries, as applicable, all right, title and interest in and to, or the right to use on a royalty-free basis, all Intellectual Property developed by such Person in connection with such Person’s engagement with the Company or any of its Subsidiaries, as applicable (or all such rights vest in the Company or one of its Subsidiaries as a matter of Law), and (ii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and its Subsidiaries, including Trade Secrets, confidential.
(h) Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, nor has any Governmental Authority acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding to the Company or any of its Subsidiaries relating to the development of any Company Intellectual Property Rights, and (ii) to the Knowledge of the Company, there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights exclusively licensed to, the Company or any of its Subsidiaries.
(i) The Company and its Subsidiaries have taken commercially reasonable steps in accordance with industry standards to secure its information technology systems (“IT Systems”) from unauthorized access or use by any Person, and to ensure the operation of the IT Systems, except where the failure to have taken such steps has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, and as of the date hereof, there has not been any malfunction with respect to any such IT Systems in the twelve (12) months preceding the date hereof that has not been remedied or replaced.

Section 3.15 Tax Matters.   Except for such matters that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole):
(a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all U.S. federal, state, local and non-U.S. returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws and (ii) have timely paid, or have adequately reserved (in accordance with IFRS) on the most recent consolidated financial statements contained in the Company Reports for the payment of, all Taxes required to be paid (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all taxable periods and portions thereof through the Company Balance Sheet Date and since then, the Company and the Company’s Subsidiaries have not incurred any liability for Taxes (i) outside the ordinary course of business consistent with past practice, or (ii) otherwise inconsistent with past custom and practice.
(b) No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with IFRS) as adjusted in the ordinary course of business consistent with past practice through the Effective Time, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes.
(c) No audit of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit.
(d) Neither the Company nor any of its Subsidiaries has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance and the regulations promulgated thereunder or are subject to reporting obligations under Sections 131D and 131E of the Ordinance or similar provisions under the Israel Value Added Tax Law of 1975 and the Israeli Land Taxation Law (Appreciation and Acquisition) of 1963.
(e) With respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation §1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.
(f) No extension of time within which to file any Tax Return required to be filed by the Company or any of its Subsidiaries is currently in effect.
(g) No action, suit, investigation, claim or assessment is pending or, to the Knowledge of the Company, threatened with respect to Taxes for which the Company or any of its Subsidiaries may be liable.
(h) No unresolved claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not pay Taxes or file Tax Returns asserting that the Company or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction.
(i) Neither the Company nor any of its Subsidiaries is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any of its Subsidiaries will have, as of the Closing Date, any liability for Taxes of any other entity.

(j) There are no Tax rulings, requests for rulings, private letter rulings, technical advice memoranda, similar agreement, or closing agreements relating to Taxes for which the Company or any of its Subsidiaries is reasonably expected to be liable that would reasonably be expected to affect the Company’s or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.
(k) Neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to Closing.
(l) All Taxes that the Company or any of its Subsidiaries is required by law or contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been duly withheld and collected and have been duly and timely paid to the appropriate Governmental Authority. The Company and the Company’s Subsidiaries have complied with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor or shareholder.
(m) Neither the Company, nor any of its Subsidiaries is or has been a member of any consolidated, unitary, combined or affiliated group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).
(n) None of the Company’s Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.
(o) Neither the Company nor any of the Company’s Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.
(p) Neither the Company nor any of its Subsidiaries has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code or real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.
(q) During the last three (3) years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).
(r) Section 3.15(r) of the Company Disclosure Letter lists all material Government Grants, including but not limited to Preferred Enterprise, Benefitted Enterprise and Approved Enterprise Status from the Investment Center. Section 3.15(r) of the Company Disclosure Letter details, as of the date hereof, all material outstanding financial liabilities of the Company or any of its Subsidiaries under such Government Grants (including any related Tax rulings). The Company and the Company’s Subsidiaries are in compliance in all material respects with the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto. To the Knowledge of the Company, as of the date hereof: (i) assuming the Investment Center Approval has been obtained, the Investment Center does not have any intention to revoke or materially modify any of the Israeli Government Grants, and (ii) no event has occurred or is anticipated that would reasonably be expected to give rise to the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any qualification status for such Government Grants or a requirement that the Company return or refund any benefits provided under any Government Grant. As of the date hereof, neither the Company nor any of the Company’s Subsidiaries has retained earnings which would be subject to corporate Tax due to the distribution of a “dividend” from such earnings, as the term “dividend” is specifically defined by the ITA in the framework of the Law for the Encouragement of Capital Investment of 1959).

(s) The outstanding capital notes and the principal amount thereof, as of the date hereof, for which the Company or SodaStream Industries Ltd. is a lender and a Subsidiary of the Company is a borrower are set forth in Section 3.15(s) of the Company Disclosure Letter.
Section 3.16 Employee Plans.
(a) Section 3.16(a) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of  (i) each material employee benefit plan, including material bonus, stock option, stock purchase, restricted stock or other equity-based benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation (entitlement and accrual), sick days (entitlement and accrual), deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, written policy or binding arrangement (whether or not in writing) maintained or contributed to for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any Liability (including any joint and several liability incurred in connection with any trade or business (whether or not incorporated) which is treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code), and (ii) each employment agreement with each executive management employee of the Company ((i) and (ii) collectively the “Material Employee Plans” and, together with any other material employment agreement with respect to which the Company or one of its Subsidiaries is a party, the “Employee Plans”), in each case, excluding plans, agreements or other arrangements required to be established or contributed to by statute or regulatory agency.
(b) No Employee Plan is (i) a “defined benefit plan” (as defined in and subject to Section 414 of the Code) subject to Title IV of ERISA, (ii) subject to Section 412 of the Code, or (iii) a “multiemployer plan” (as defined in and subject to Section 3(37) of ERISA). The Company and its Subsidiaries have no obligation to provide post-employment welfare benefits except to the extent required by Section 4980B of the Code or any similar law.
(c) Each Employee Plan has been maintained, operated and administered in material compliance in all material respects with its terms and with all applicable Law.
(d) There are no Legal Proceedings or other actions, suits or proceedings pending or, to the Knowledge of the Company, threatened on behalf of, or against any Employee Plan with respect to the administration or operation of such plans, other than (i) routine claims for benefits that have been or are being handled through an administrative claims procedure or (ii) Legal Proceedings or other actions, suits or proceedings that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole).
(e) To the Knowledge of the Company, each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect (or there remains sufficient time for the Company or its Subsidiaries to file an application for such determination letter from the IRS) and no such opinion or determination letter has been revoked. To the Knowledge of the Company, no fact, development or event has occurred or exists since the date of such determination or opinion letter that has materially and adversely affected the qualified status of any such Employee Plan nor has any such Employee Plan been amended since the date of its most recent determination opinion letter or application therefor in any respect that would materially and adversely affect its qualification.
(f) Any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any other transaction contemplated hereby by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and would not result in the imposition of an excise Tax under Section 4999 of the Code (or similar provisions of Law relating to Taxes). The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the excise Tax imposed by Section 4999 of the Code.

(g) Each Employee Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by the ITA as such. All Company Options, Company RSUs and Company PSUs granted and Company Shares issued under any Section 102 Plan have been granted or issued, as applicable, in compliance in all material respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the appointment of an authorized trustee to hold the Company Options, Company RSUs and, if applicable, Company Shares issued upon exercise of Company Options, the execution by each holder of Company 102 Securities of an undertaking to comply with the provisions of Section 102 of the Ordinance, and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012.
(h) Neither the execution or delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated by this Agreement could (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any breach or violation of, or a default under, any Employee Plan.
(i) To the Knowledge of the Company, except as required by applicable Law or the terms of any Employee Plans as in effect on the date hereof, neither the Company nor any of its Subsidiaries has any plan or commitment to amend in any material respect or establish any new material Employee Plan or to materially increase any benefits under any Employee Plan.
Section 3.17 Labor Matters.
(a) (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement with any labor organization or similar body representing employees of the Company or its Subsidiaries (each a “Collective Bargaining Agreement”) or is otherwise required (under any Law, any Contract, or otherwise) to provide benefits or working conditions under any of the foregoing, (ii) neither the Company nor any of its Subsidiaries is a member of any employers’ association or organization, (iii) no Collective Bargaining Agreement is being negotiated as of the date hereof by the Company or any of its Subsidiaries, (iv) to the Knowledge of the Company, as of the date hereof, no labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries has made a demand for recognition or certification, and there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries and there is no pending written demand for recognition from any collective bargaining representative with respect to any of the employees of the Company or its Subsidiaries, and (v) there is not, and since January 1, 2016 until the date of this Agreement, there has not been, any strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that is reasonably expected to materially interfere in any material respect with the business activities of the Company and its Subsidiaries (taken as a whole).
(b) Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance with applicable Laws and Orders with respect to employment and employment practices, terms and conditions of employment, pension and social contributions, worker classification, wages, hours of work, days of work, withholdings and all other Laws and Orders relating to employment of labor.
(c) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice; (ii) as of the date hereof, there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, before any Governmental Authority responsible for supervising, administrating or regulating labor practices; (iii) as of the date hereof, there are no pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any of its Subsidiaries as to which there is a reasonable possibility of adverse determination; and (iv) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2016 of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is pending.
(d) Solely with respect to employees who reside or work in Israel or to whom Israeli law applies (“Israeli Employees”): (i) neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel), (ii) the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963, vacation pursuant to the Israeli Annual Leave Law-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all material respects or have been fully funded by contributions to appropriate funds or if not required to be fully funded under any source are fully accrued on the relevant consolidated financial statements in accordance with IFRS, and (iii) the Company and the Company’s Subsidiaries are in compliance in all respects material to the Company and its Subsidiaries, taken as a whole, with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011, Foreign Employees Law-1991, and The Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special licenses, permits or approvals from any Governmental Authority. “Israeli Employee” shall not include any consultants, sales agents or other independent contractors. Except for matters that have not resulted in and would not, individually or in the aggregate, result in material liabilities to the Company or its Subsidiaries, taken as a whole, (A) all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, independent contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits.
Section 3.18 Permits.
(a) The Company and its Subsidiaries have, since January 1, 2016, complied, and are currently in compliance with, the terms of, and validly holds, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), except where the failure to comply with or validly hold any such Permits, have not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received written notice of any Legal Proceeding relating to (A) any actual or alleged violation of, or failure to comply with, any term or requirement of any such Permit or (B) any actual or proposed revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit; (ii) to the Knowledge of the Company, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (A) constitute or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such Permit or (B) would or would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such Permits; and (iii) all applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority.
(b) Section 3.18 of the Company Disclosure Letter lists, as of the date hereof, all Permits that are material to the Company and its Subsidiaries, taken as a whole, issued to the Company or any of its Subsidiaries by any Governmental Authority relating to the transportation of CO2 cylinders within a given jurisdiction.
(c) The business of the Company and the Company’s Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology.
Section 3.19 Compliance with Laws; FCPA Matters.
(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries are and have been at all times in the past five (5) years, in compliance in all material respects with all Law applicable to the Company and its Subsidiaries or their respective assets. Neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2017 from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any Law.
(b) Except as has not resulted or would not reasonably be expected to result in, individually or in the aggregate, material liabilities of the Company and its Subsidiaries, taken as a whole, neither the Company, the Company’s Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, employees, agents or distributors or any other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of their actions for or on behalf of the Company or its Subsidiaries, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) or local anticorruption laws, (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) to the Knowledge of the Company, been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (v) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery. The Company and each of its Subsidiaries have taken commercially reasonable measures to comply with the FCPA, and the Company and each of its Subsidiaries enforce such measures.
(c) The Company has no Knowledge of any actual or threatened material enforcement action by the U.S. Food and Drug Administration (the “FDA”) or any analogous Governmental Authority which has jurisdiction over the operations of the Company or any of the Company’s Subsidiaries, and in the

past five (5) years, neither the Company nor any of its Subsidiaries has received written notice of any pending or, to the Knowledge of the Company, threatened claim by the FDA or any analogous Governmental Authority which has jurisdiction over the operations of the Company or any of the Company’s Subsidiaries against the Company or the Company’s Subsidiaries.
(d) The Company and each of its Subsidiaries are and have been at all times in the past five (5) years, in compliance in all respects material to the Company and its Subsidiaries, taken as a whole, with all statutory and regulatory requirements of the State of Israel, the United States, the European Union, the European Union member states and other jurisdictions in which the Company or its Subsidiaries operate related to export controls, economic sanctions, trade embargoes, import of goods and payment of customs duties and fees (“Trade Control Laws”). As of the date hereof, neither the Company nor any of the Company’s Subsidiaries has been cited or fined for past or present failure to comply with Trade Control Laws and, to the Knowledge of the Company, no investigation, audit or proceeding with respect to any alleged non-compliance is pending or threatened.
(e) To the Knowledge of the Company, neither the Company nor any of the Company’s Subsidiaries is the target of any economic or trade sanctions administered or enforced under Trade Control Laws, nor is the Company or any of its Subsidiaries controlled by or owned, directly or, to the Knowledge of the Company, indirectly, individually or in the aggregate, 50% or more by individuals or entities identified on the Office of Foreign Assets Control’s Specially Designated Nationals List, by a person or entity listed on the EU’s Consolidated List of persons or entities subject to European Union sanctions or as “enemies” under the Israeli Trading with the Enemy Ordinance.
(f) No Company operations are performed in the West Bank (including East Jerusalem), the Gaza Strip or the Golan Heights, other than sale of products in the ordinary course of business.
Section 3.20 Environmental Matters.   Except for such matters as have not had, individually or in the aggregate, a Company Material Adverse Effect:
(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws and neither the Company nor any of the Company’s Subsidiaries has been notified in writing in the past three (3) years by a Governmental Authority that it is in violation of any Environmental Law.
(b) Neither the Company nor any of its Subsidiaries has generated, used, handled, stored, disposed of or released any Hazardous Substance at any property that the Company or any of its Subsidiaries own or lease in violation of any Environmental Law and in a manner which has given or would be reasonably expected to give rise to any liabilities or investigatory, corrective or remedial obligations pursuant to Environmental Laws.
(c) Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or to the Knowledge of the Company threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority imposing any material liability or obligation on the Company and its Subsidiaries (taken as a whole) under any Environmental Law.
(d) The Company and the Company’s Subsidiaries have obtained all Permits required by Environmental Law necessary to enable them to conduct their respective businesses as currently conducted and are in compliance with such Permits.
Section 3.21 Litigation.   Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect, (a) there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries, (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, and (c) to the Knowledge of the Company, there are no pending or threatened investigations of the Company or any of its Subsidiaries by any Governmental Authority.
Section 3.22 Insurance.   Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect, (b) all premiums due and payable thereunder have been paid, (c) no written notice of cancellation has been received by the Company or any Subsidiary thereof with respect to such policies (other than in connection with ordinary renewals), (d) to the Knowledge of the Company, there is no existing event or circumstance which, with the giving of notice or lapse of time or both, would constitute a default, by any Person insured thereunder, and (e) there is no claim by the Company or any of its Subsidiaries pending under any of the insurance policies of the Company and its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.
Section 3.23 Related Party Transactions.   Except for indemnification, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, there are no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current director or executive officer of the Company, or any person who has been a director or executive officer of the Company in the last three (3) years, or any of his or her immediate family member, or any known holder of five percent (5%) or more of the outstanding Company Shares (each, a “Related Party”), on the other hand. Each material transaction between the Company or any of its Subsidiaries, on the one hand, and a Related Party, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Subsidiary, including in compliance with the ICL.
Section 3.24 Brokers.   Except for Perella Weinberg Partners LP, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or similar fee or commission from the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated by this Agreement. The Company has furnished to Parent a true and complete copy of the agreement between the Company or any of its Subsidiaries, on the one hand, and Perella Weinberg Partners LP, on the other hand, relating to the Merger and the other transactions contemplated hereby.
Section 3.25 Opinion of Financial Advisor.   The Company Board has received the opinion of Perella Weinberg Partners LP, financial advisor to the Company, dated as of the date of such opinion, to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Shares, other than Company Shares that are the subject of Section 2.7(a)(ii), is fair, from a financial point of view, to such holders.
Section 3.26 Anti-Takeover Statutes.   Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the Merger or any other transaction contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.
Section 3.27 Proxy Statement.   The information supplied by the Company and its Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof. The Proxy Statement will, when filed with the ISA or furnished to the SEC, comply as to form in all material respects with all applicable Laws. The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other Representatives for inclusion or incorporation by reference in any such document.

Section 3.28 Privacy; Data Protection; PCI Compliance.   Other than as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016, the Company has been in compliance with all applicable Laws and Contracts (including, if applicable, the Payment Card Industry Data Security Standard) concerning data protection and the privacy rights of any identified or identifiable natural person.
Section 3.29 No Other Representations or Warranties.   Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company or any of its Subsidiaries makes any other express or implied representation or warranty whatsoever with respect to the Company or any of its Subsidiaries or with respect to any other information provided by or on behalf of the Company or any of its Subsidiaries. Without limiting the foregoing or anything else set forth in this Agreement, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ or such other Person’s use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates or such other Person, including any information made available in the electronic data room for “Project Saturn” run by IntraLinks and maintained by the Company for purposes of the transactions contemplated by this Agreement, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III.
Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby represent and warrant to the Company as follows:
Section 4.1 Organization; Good Standing.   Parent is a corporation duly organized and validly existing under the laws of its state of incorporation and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective material properties and assets. Merger Sub is a private limited company duly organized and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Merger Sub is qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where such qualification and good standing is necessary, except where the failure to be so qualified or in good standing does not and would not, individually or in the aggregate, prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated herein or perform their respective obligations under this Agreement. Parent has delivered or made available to the Company complete and correct copies of the memorandum of association, articles of association or other constituent documents, as amended to date, of Merger Sub.
Section 4.2 Corporate Power; Enforceability.   Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes, assuming the due authorization, execution and delivery by the Company, a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.
Section 4.3 Non-Contravention.   The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Approvals referred to in Section 3.4 are obtained or made, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated herein or perform their respective obligations under this Agreement.
Section 4.4 Required Governmental Approvals.   No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the Approval under the HSR Act and other applicable Antitrust Laws, (b) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, and (c) such other Approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated herein or perform their respective obligations under this Agreement.
Section 4.5 Litigation.   As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or Merger Sub or any of their respective Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated herein or perform their respective obligations under this Agreement. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated herein or perform their respective obligations under this Agreement.
Section 4.6 Proxy Statement.   The information supplied by Parent, Merger Sub or any of their Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof. Any document that is required to be filed or furnished by Parent, Merger Sub or any of their respective Affiliates with the ISA, the SEC or any other Governmental Authority in connection with the transactions contemplated by this Agreement will, when filed with or furnished to the SEC or such other Governmental Authority, comply as to form in all material respects with applicable Laws. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company or any of its Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.
Section 4.7 Ownership of Company Share Capital.   Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company) except pursuant to this Agreement. None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares. There are no voting trusts or other Contracts to which Parent or Merger Sub or any other Person controlling or controlled by Parent or Merger Sub is a party, with respect to the voting of the Company Securities or Subsidiary Securities.
Section 4.8 Brokers.   No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission for which the Company or any of its Subsidiaries may become liable in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.
Section 4.9 Ownership and Operations of Merger Sub.   The authorized share capital of Merger Sub consists solely of 100,000 ordinary shares, par value one Israeli Agora (NIS 0.01) per share, 1000 of which are issued and outstanding. All of the issued and outstanding shares of capital stock of Merger Sub are owned beneficially and of record by Parent and, immediately prior to the Effective Time, will be owned beneficially and of record by Buyer. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement.
Section 4.10 Shareholder and Management Arrangements.   Except as expressly authorized by the Company in writing or as contemplated by this Agreement, as of the date hereof, neither Parent nor Merger Sub, nor any of their respective controlled Affiliates, is a party to any Contracts, with any shareholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time.
Section 4.11 No Other Company Representations or Warranties.   Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that (x) neither the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty whatsoever with respect to the Company or any of its Subsidiaries or their respective businesses or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, and (y) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or their respective businesses or operations.
Section 4.12 Funds.   Parent has, and will have as of the Closing Date, sufficient cash available (including cash available from any Affiliates of Parent) to pay all amounts to be paid by Parent pursuant to and in connection with this Agreement. Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions contemplated hereunder.
Section 4.13 Non Reliance on Company Estimates, Projections, Forecasts, Forward Looking Statements and Business Plans.   In connection with the due diligence investigation of the Company by Parent and Merger Sub and their Representatives, Parent and Merger Sub and their Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge and agree that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar. Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward looking statements or business plans).
Section 4.14 Parent and Merger Sub Board Approval.   The Boards of Directors of Parent and Merger Sub have each approved entry into this Agreement, the Merger and the other transactions contemplated hereby, and the Board of Directors of Merger Sub has further unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its sole shareholder, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof  (which approval has been obtained simultaneously with the execution of this Agreement).
ARTICLE V

COVENANTS OF THE COMPANY
Section 5.1 Interim Conduct of Business.
(a) Except (i) as expressly contemplated or required by this Agreement, (ii) required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause its Subsidiaries to: (A) carry on its business in the ordinary course of business and, to the extent consistent therewith, shall use commercially reasonable efforts to preserve its business organization intact, keep available the services of the current officers and key employees of the Company and its Subsidiaries, and preserve the current relationships of the Company and each of its Subsidiaries with customers, suppliers, distributors and other Persons with whom the Company or any of its Subsidiaries has significant business relations; (B) notify and consult with Parent as promptly as reasonably practicable after receipt of any material communication from any Governmental Authority or inspections of any manufacturing site and before making any material submission to any Governmental Authority; and (C) (1) comply in all material respects with its consultation obligations towards its employees and representatives, if any, in Israel, Germany, France and elsewhere in connection with the Merger and the other transactions contemplated hereunder, to the extent such obligations are required to be carried out under applicable Law as determined by the Company based on legal advice, (2) update Parent as promptly as reasonably practicable in a detailed manner with respect to any significant discussions that have taken place between the Company and representatives of its employees, if any, in respect of the Merger or the other transactions contemplated hereunder and (3) except as otherwise provided in Section 7.7, as promptly as reasonably practicable, coordinate with Parent any communications (whether written or oral) with the Company’s employees or their representatives, if any, in respect of the Merger or the other transactions contemplated hereunder or any such matters resulting from, connected to, or driven by, them.
(b) Except (i) as expressly contemplated or required by this Agreement, (ii) required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections or by Section 5.1 of the Company Disclosure Letter, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):
(i) cause or propose any material amendment to the articles of association of the Company or amend in any material respect any organizational document of any Subsidiary of the Company or adopt any shareholder rights plan or “poison pill”;
(ii) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any Company Securities or any Subsidiary Securities, except (A) for the issuance and sale of Company Shares pursuant to Company Options, Company PSUs or Company RSUs outstanding on the date of this Agreement upon the exercise or vesting (as applicable) thereof and in accordance with their present terms or (B) that a wholly-owned Subsidiary of the Company may issue Subsidiary Securities to the Company or to another wholly-owned Subsidiary of the Company;
(iii) directly or indirectly acquire, repurchase, redeem or otherwise obtain any Company Securities or Subsidiary Securities, except in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options or vesting of Company RSUs outstanding on the date of this Agreement and in accordance with their present terms;
(iv) (A) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the shares capital, except for cash dividends that would not give rise to withholding tax or dividend income not exempt from tax made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries;
(v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except for the transactions contemplated by this Agreement;
(vi) (A) incur, modify or assume any Indebtedness for borrowed money or guarantee any Indebtedness for borrowed money of another Person (other than a wholly-owned Subsidiary of the Company) or issue any debt securities or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except for (1) Indebtedness incurred in the ordinary course of business consistent with past practice or (2) Indebtedness in an amount not to exceed $500,000 in the aggregate, (B) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, extensions of credit to customers or expense advances to suppliers, in each case in the ordinary course of business consistent with past practice, or (C) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, that are material to the Company and its Subsidiaries, taken as a whole, or create exist any Lien thereupon (other than Permitted Liens or Liens granted in connection with any outstanding Indebtedness of the Company or any of its Subsidiaries or the incurrence of any Indebtedness for borrowed money permitted under this Section 5.1(b)(vi));
(vii) except as required by applicable Law or pursuant to the terms of any Employee Plan or any Contract in effect as of the date of this Agreement: (A) grant or provide any severance or termination payments or benefits to any of its directors, officers or employees, (B) increase the compensation, bonus or pension, welfare, severance, or other benefits of, or pay any bonus to, any of its directors, officers, or employees, (C) establish, adopt, materially amend, or terminate any Employee Plan or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, fund, or in any other way secure the payment of compensation or benefits under any Employee Plan, (E) forgive any loans to any of its directors, officers or employees, (F) announce, implement, or effect any reduction in labor force, layoff, early retirement program, severance program, or other program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, or (G) adopt or enter into any Collective Bargaining Agreement, works council agreement, or any other labor union Contract applicable to its employees;
(viii) except as may be required by applicable Law or IFRS (or any interpretation thereof), make any material change in any of the accounting principles or practices used by the Company or any of its Subsidiaries (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;
(ix) make or agree to make any new capital expenditure or expenditures that, individually, is in excess of  $1,000,000 or, in the aggregate, are in excess of  $5,000,000, except for capital expenditures that are contemplated by the Company’s 2018 budget, as such capital expenditures are set forth in Section 5.1(b)(ix) of the Company Disclosure Letter;
(x) (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or any equity interest therein or (2) any assets that are material, individually or in the aggregate, to the Company and the Company’s Subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice, or (B) enter into any Contract (other than inter-company Contracts) with respect to a joint venture, strategic alliance, partnership or a similar relationship;
(xi) transfer, sell, lease, license, mortgage, pledge surrender, encumber, divest, cancel, abandon, or allow to lapse or expire or otherwise dispose of any of the material assets, Intellectual Property, product lines or business of the Company or any of its Subsidiaries, other than (A) pursuant to Contracts in effect as of, and disclosed to Parent prior to, the date of this Agreement, or (B) in connection with the distribution or sale of inventory in the ordinary course of business consistent with past practice;
(xii) prepare or file any income Tax Return or other material Tax Return in a manner materially inconsistent with past practice (or fail to prepare and timely file such Tax Return required to be filed (after taking into account extensions therefor) before the Closing) or, on any such Tax Return, take any material position inconsistent with past practice, make or change any material Tax election, change any material transfer pricing arrangement or policy, settle or otherwise compromise any material claim relating to Taxes, settle any material dispute relating to Taxes, surrender any right to claim a material Tax refund, adopt or change any accounting method in respect of a material amount of Taxes, enter into any Tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, request any ruling or similar guidance with respect to Taxes or take any action that could jeopardize any existing rulings, requests for rulings or other incentives in each case with respect to Taxes, other than as set forth in Section 7.9 (Tax Rulings);
(xiii) (A) other than in the ordinary course of business, discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (1) the payment, discharge, settlement or satisfaction of claims in an amount not in excess of  $500,000 individually or $2,000,000 in the aggregate or (2) the payment, discharge, settlement or satisfaction of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports or incurred in the ordinary course of business consistent with past practice after the date of the most recent balance sheet included in such consolidated financial statements, in each case of cause (1) and (2) that do not impose any injunctive relief on the Company or any of its Subsidiaries and does not involve the admission of wrongdoing by the Company, any of its Subsidiaries or any of their respective officers or directors; or (B) cancel any material Indebtedness for borrowed money or waive any claims or rights with a value in excess of $500,000 individually or $2,000,000 in the aggregate, other than among the Company and its wholly-owned Subsidiaries or solely among its wholly-owned Subsidiaries or other than reflected or reserved in the Company Reports;
(xiv) apply for any material Government Grant from any Governmental Authority;
(xv) enter into, engage in or amend any transaction or Contract with any Related Party or any interested parties (Ba’alay Inyan), except for compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, but subject to the other applicable provisions of this Section 5.1(b);
(xvi) cancel or fail to renew, other than in good faith, any material insurance policies with respect to any assets material to the Company and its Subsidiaries, taken as a whole, without replacing such coverage with a comparable amount of insurance coverage to the extent available on commercially reasonable terms;
(xvii) enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Affiliates;
(xviii) enter into any new line of business outside of its existing business;
(xix) initiate or engage in any new operations in the West Bank (including East Jerusalem), the Gaza Strip or the Golan Heights;
(xx) other than in the ordinary course of business, (A) enter into any Contract that would constitute a Material Contract, (B) modify or amend on terms materially adverse to the Company and its Subsidiaries, taken as a whole, any Material Contract, (C) terminate any Material Contract (other than the expiration of any such Material Contract in accordance with its terms), or (D) waive, release, or assign any material rights or claims under any Material Contract;
(xxi) delay payment of receivables or otherwise manage payables, receivables, current assets, current liabilities or working capital in any manner, with respect to such delays or such management, other than in the ordinary course of business consistent with past practice;
(xxii) voluntarily fail to make any material filing, pay any fee, or take any other action necessary to maintain in full force and effect all material Permits if failing to make any such filing, pay any such fee or take any other necessary action would reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole; or
(xxiii) enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b).
(c) Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.
Section 5.2 No Solicitation.
(a) The Company shall and shall cause its Subsidiaries, and shall direct its and their respective Representatives, to immediately cease any and all existing discussions, communications or negotiations with any Persons (other than Parent, Merger Sub and any designees of Parent or Merger Sub) conducted heretofore with respect to any Acquisition Proposal.
(b) Subject to Section 5.2(c), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly, (i) solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any inquiry, offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or other communication that would reasonably be expected to lead to an Acquisition Proposal, or (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than with Parent, Merger Sub or any designees of Parent or Merger Sub and other than to inform any Person of the provisions of this Section 5.2). The Company agrees that any breach of the restrictions set forth in this Section 5.2 by it or any of its Subsidiaries or any of its or any of its Subsidiaries’ Representatives shall be deemed a breach of this Agreement by the Company.
(c) Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the Effective Time, the Company Board (or any committee thereof), may, directly or indirectly through the Company’s Representatives, (i) contact any Person and its advisors that has made an Acquisition Proposal for the purpose of clarifying the proposal and any material terms and conditions and likelihood of consummation thereof, so as to determine whether such proposal constitutes or could reasonably be expected to lead to a Superior Proposal, (ii) participate or engage in discussions or negotiations with any Person that has made a bona fide, written and unsolicited Acquisition Proposal that did not result from a breach of this Section 5.2 and that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or could reasonably be expected to lead to a Superior Proposal, and/or (iii) furnish to any Person that has made an Acquisition Proposal that did not result from a breach of this Section 5.2 of the type referred to clause (ii), any non-public information relating to the Company or any of its Subsidiaries and/or afford to any Person that has made such an Acquisition Proposal that did not result from a breach of this Section 5.2 access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case under this clause (iii) pursuant to a confidentiality agreement that is no less favorable to the Company, in the aggregate, than the Confidentiality Agreement, except that any such confidentiality agreement need not contain any standstill or similar provision; provided, however, that in the case of any action taken pursuant to the preceding clauses (ii) or (iii), (A) within twenty-four (24) hours following such determination, the Company gives Parent written notice of the identity of such Person and the material terms of such Acquisition Proposal including any modifications thereto (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof including any modifications thereto) and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, and shall in no event begin providing such information to such Person prior to providing such notice to Parent, and (B) as soon as reasonably practicable after furnishing any non-public information about the Company and its Subsidiaries to such Person (and in any event within twenty-four (24) hours thereafter), the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent.
(d) In addition to the obligations of the Company set forth in Section 5.2(c), the Company shall promptly (and in any event within twenty-four (24) hours from the time at which the Company becomes aware) notify Parent in writing if the Company becomes aware of the receipt by the Company or any of its Representatives of  (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (unless such Acquisition Proposal, request or inquiry is in written form, in which case the Company shall give Parent a copy thereof), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry on a prompt basis, and in any event no later than twenty-four (24) hours after the occurrence of any material changes to any such Acquisition Proposal (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations concerning any such Acquisition Proposal, including furnishing copies of any material written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.
(e) The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide to Parent the information described in this Section 5.2. The Company, except to the extent a termination, waiver, amendment, modification or grant of permission would reasonably be expected to be inconsistent with the fiduciary duties of directors under Israeli Law, shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision to which it or any of its Subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof).
(f) The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) revoke or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries in connection with an Acquisition Proposal.
Section 5.3 Company Board Recommendation.
(a) Neither the Company Board nor any committee thereof shall (i) withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company Board Recommendation, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal, (iii) resolve, agree or propose to take any such actions (any action referred to in the foregoing clauses (i), (ii) and (iii) being referred to as a “Company Board Recommendation Change”) or (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract providing for the consummation of a transaction contemplated by any Acquisition Proposal or otherwise constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.2(c) entered into in the circumstances referred to in Section 5.2(c)) (an “Alternative Acquisition Agreement”). The Company shall, within twenty four (24) hours following a determination by the Company Board (after consultation with its outside legal counsel and financial advisors) that an Acquisition Proposal constitutes a Superior Proposal, notify Parent in writing of such determination.
(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may, subject to Section 5.3(c)-(d), (x) effect a Company Board Recommendation Change and/or (y) subject to the terms of this Agreement, terminate this Agreement pursuant to Section 9.1(e) in order to enter into a written definitive agreement with respect to a Superior Proposal, in each case, if  (i) the Company receives a written, bona fide Acquisition Proposal from a third party that did not result from a breach of Section 5.2; and (ii) the Company Board (or any committee thereof) determines, taking into account any modifications to the terms and conditions of this Agreement offered by Parent pursuant to this Section 5.3, in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) would reasonably be expected to be inconsistent with the fiduciary duties of directors under Israeli Law.
(c) Notwithstanding anything in Section 5.3(b) to the contrary, the Company Board (or any committee thereof) may not make a Company Board Recommendation Change in connection with, or terminate this Agreement pursuant to Section 9.1(e) to enter into a written definitive agreement with respect to, a Superior Proposal unless (i) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change and/or terminate this Agreement in respect of such Superior Proposal, describing in reasonable detail the reasons for such Company Board

Recommendation Change and/or termination (a “Recommendation Change Notice”), and shall have contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (ii) if requested by Parent and so long as Parent and its Representatives continue to engage in good faith discussions with the Company and its Representatives, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3)-Business Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice; and (iii) if Parent shall have delivered to the Company an offer to alter the terms or conditions of this Agreement during such three (3)-Business Day period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) that the Acquisition Proposal would continue to constitute a Superior Proposal if such alterations to this Agreement were to be given effect and that failure to make a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) would continue to be inconsistent with the fiduciary duties of directors under Israeli Law; provided, however, that the Company shall not terminate this Agreement pursuant to clause (y) of Section 5.3(b), and any purported termination pursuant to such clause shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (A) pays Parent the Termination Fee required by and pursuant to the terms of Section 9.3(b)(ii), and (B) immediately following such termination enters into a binding definitive contract for such Superior Proposal. In the event of any material revisions to the terms of the Superior Proposal, the Company shall be required to deliver a new Recommendation Change Notice to Parent and to comply with the requirements of this Section 5.3 with respect to such new Recommendation Change Notice, and the notice period referred to in sub-clause (ii) shall be deemed to have re-commenced on the date of such new notice (except that the three (3)-Business Day notice period referred to in sub-clause (ii) shall instead be equal to two (2) Business Days).
(d) Notwithstanding anything in Section 5.3(b) to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may not make a Company Board Recommendation Change with respect to an Intervening Event unless (i) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change in respect of such Intervening Event, describing in reasonable detail the reasons for such Company Board Recommendation Change (an “Intervening Event Recommendation Change Notice”) (it being agreed that the Intervening Event Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice shall not in and of itself constitute a Company Board Recommendation Change for purposes of this Agreement); (ii) if requested by Parent and so long as Parent and its Representatives continue to engage in good faith discussions with the Company and its Representatives, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3)-Business Day period immediately following the delivery by the Company to Parent of such Intervening Event Recommendation Change Notice; and (iii) if Parent shall have delivered to the Company an offer to alter the terms or conditions of this Agreement during such three (3)-Business Day period, the Company Board (or any committee thereof) shall have determined, taking into account any modifications to the terms and conditions of this Agreement that may be proposed by Parent pursuant to this Section 5.3, in good faith (after consultation with its outside legal counsel and financial advisors) that failure to make a Company Board Recommendation Change would continue to be inconsistent with the fiduciary duties of directors under Israeli Law. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new Intervening Event Recommendation Change Notice to Parent and to comply with the requirements of this Section 5.3 with respect to such new Intervening Event Recommendation Change Notice, and the notice period referred to in clause (ii) above shall be deemed to have re-commenced on the date of such new notice (except that the three (3)-Business Day notice period referred to in sub-clause (ii) shall instead by equal to two (2) Business Days).

(e) Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication under Israeli law with substantially similar content) or a position contemplated by Section 329 of the ICL, or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company Shareholders) or take a neutral or no position with respect to any Acquisition Proposal, or any communication under Israeli Law with substantially similar content, or (iii) making any disclosure to the Company Shareholders that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such disclosure would reasonably be expected to be inconsistent with the fiduciary duties of directors under Israeli Law; provided that, in either such case, any such statement(s) or disclosures made by the Company Board will be subject to the terms and conditions of this Agreement, including the provisions of Article X (it being understood that any disclosures permitted under this Section 5.3(e) shall not, in and of themselves, constitute a Company Board Recommendation Change or form a basis for Parent to terminate this Agreement pursuant to Section 9.1(g)).
Section 5.4 Access.   At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish as promptly as reasonably practicable to Parent and its Representatives any information concerning its business, Taxes, properties or personnel as Parent may reasonably request, including (a) any report, schedule and other document filed or furnished by it with the ISA or the SEC and any material communication (including “comment letters”) received by the Company from the ISA or the SEC in respect of such filings, and (b) internal monthly consolidated financial statements of the Company and its Subsidiaries, to the extent prepared in the ordinary course of business consistent with past practice; provided, however, that (i) any request by Parent or its Representatives for any such access pursuant to this Section 5.4 with respect to the Company’s Subsidiaries shall be made solely to the Company and (ii) the Company may restrict or otherwise prohibit access to any documents or information to the extent that (A) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (B) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (C) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; and provided, further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder. In the event that the Company does not provide access or information in reliance on the first proviso in the preceding sentence, it shall use its commercially reasonable efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege. Subject to compliance with applicable Law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as reasonably requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform any invasive testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives or employees in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5 Certain Litigation.   Each party hereto shall as promptly as reasonably practicable advise the other parties hereto of any Legal Proceedings commenced after the date hereof or threatened against such party or any of its directors, officers (in their capacity as such) or controlled Affiliates by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation. Each party hereto shall give the other parties hereto the opportunity to participate in the defense or settlement of any such shareholder litigation, shall afford the other parties hereto a reasonable opportunity to review and comment on filings and responses related thereto, which comments each such party shall consider in good faith, and shall keep such other parties hereto apprised of, and consult with such other parties hereto with respect to, any proposed strategy and any significant decisions related thereto; provided that neither the Company nor any of its Subsidiaries or Representatives shall compromise, settle, come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding any such litigation or consent to the same unless Parent shall have consented in writing (not to be unreasonably withheld, delayed or conditioned), unless any such compromise, settlement or arrangement does not include a payment of monetary damages by Parent or the Company or any of its Subsidiaries, includes a release of Parent and its directors, officers and agents (in their capacity as such), as applicable, from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of Parent or any of its directors, officers or agents (in their capacity as such); provided, further, that, in any event subject to Parent’s and its Affiliates’ obligations pursuant to Section 6.1, prior to Closing, under no circumstances shall Parent, Merger Sub or any of their respective Representatives be entitled to control the defense of any such litigation.
Section 5.6 Director Resignations.   Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall use reasonable best efforts to obtain resignation letters from each of the members of the board of directors of the Company, in each case with the resignation to be effective as of the Effective Time, other than the Company Designated Directors.
ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB
Section 6.1 Directors’ and Officers’ Indemnification and Insurance.
(a) The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers, any director, officer or trustee of another entity (but only to the extent that such person is or was serving in such capacity at the request of the Company) and any employee or agent of the Company or any of its Subsidiaries, and any person who becomes such a director, officer, trustee, employee or agent prior to the Effective Time (subject to the Company’s compliance with Section 5.1(b)(v) hereof) (each such Person regardless of whether such Person has entered into an indemnification agreement with the Company or any of its Subsidiaries, the “Indemnified Persons”), including the indemnification agreements listed in Section 6.1(a) of the Company Disclosure Letter. In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such seven (7)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.
(b) Without limiting the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law applicable to Parent, and subject to the limitations set forth in Section 263 of the ICL, to the extent applicable, Parent shall indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, trustee, employee or agent of the Company or any of its Subsidiaries or other Affiliates prior to or at the Effective Time, or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the seventh (7th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the seventh (7th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law applicable to Parent, and subject to the limitations set forth in Section 263 of the ICL, to the extent applicable, Parent shall advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, neither Parent nor any of its Affiliates (including the Surviving Company and its Subsidiaries) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry and does not include an admission of fault or wrongdoing by any Indemnified Person.
(c) During the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) (i) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”), or obtain D&O Insurance comparable to the current D&O Insurance, in each case in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the current D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the current D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the aggregate amount of premiums paid by the Company for coverage for its current fiscal year (which premiums the Company represents and warrants to be as set forth in Section 6.1(c)(i) of the Company Disclosure Letter) (such three hundred percent (300%) amount, the “Maximum Annual Premium”); provided that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage reasonably and commercially available for a cost not exceeding the Maximum Annual Premium, or (ii) purchase a seven (7)-year extended reporting period endorsement with respect to D&O Insurance (a “Reporting Tail Endorsement”) and maintain such Reporting Tail Endorsement in full force and effect for its full term, provided, however, that prior to the Surviving Company taking any actions set forth in clauses (i) or (ii) above, Parent shall be provided the opportunity to purchase, in lieu thereof, a substitute policy with the same coverage limits and substantially similar terms as in the Reporting Tail Endorsement proposed to be purchased by the Surviving Company. Notwithstanding the foregoing, prior to the Effective Time, the Company shall purchase a Reporting Tail Endorsement in amount and scope no less favorable than those of the current D&O Insurance in consultation with Parent and, if requested by Parent, shall work with Parent’s insurance brokers in connection with the purchase of such Reporting Tail Endorsement; provided, that the annual premiums paid by the Company for such Reporting Tail Endorsement shall not exceed the amount set forth in Section 6.1(c)(ii) of the Company Disclosure Letter. In the event the Company purchases such Reporting Tail Endorsement prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such Reporting Tail Endorsement in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.1(c) for so long as such Reporting Tail Endorsement shall be maintained in full force and effect.
(d) If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.1.
(e) The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement referred to in Section 6.1(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. Parent shall cause the Surviving Company to pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in Section 6.1. Subject to applicable Law, the rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the memorandum and articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).
(f) The obligations and liability of Parent, the Surviving Company and their respective Subsidiaries under this Section 6.1 shall be joint and several.
(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.
Section 6.2 Employee Matters.
(a) Parent hereby acknowledges that the consummation of the transactions contemplated by this Agreement will be a “change of control” (or similar phrase) for purposes of all Employee Plans, as applicable.
(b) From and after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) honor all Employee Plans and compensation arrangements in accordance with their terms as in effect immediately prior to the Effective Time, provided that nothing in this sentence shall prohibit the Surviving Company from amending or terminating, or from causing the Surviving Company to amend or terminate, any such Employee Plans, arrangements or agreements in accordance with their terms or if otherwise required by applicable Law.
(c) For a period of one (1) year following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) either (i) continue Employee Plans (excluding equity plans, equity based benefits and non-statutory defined benefit plans) sponsored or maintained by the Surviving Company or any of its Subsidiaries as of the Effective Time (“Company Plans”), (ii) permit

Continuing Employees while they remain employed by the Surviving Company or any of its Subsidiaries after the Effective Time and as applicable, their eligible dependents, to participate in the Employee Plans of Parent, its Subsidiaries or their respective Affiliates (“Parent Plans”), or (iii) implement a combination of clauses (i) and (ii); provided, however, the Surviving Company shall (and Parent shall cause the Surviving Company to) provide each Continuing Employee with (A) a base salary or base wage that is no less than that in effect with respect to such Continuing Employee immediately before the Effective Time and the same aggregate base salary or base wage and cash incentive compensation opportunities (excluding equity based awards) in effect with respect to such Continuing Employee immediately before the Effective Time, (B) severance benefits that are no less favorable than those in effect with respect to such Continuing Employee immediately before the Effective Time and (C) other employee benefits (excluding equity based awards, equity based benefits and non-statutory defined benefit plans) that are substantially comparable in the aggregate to the other employee benefits provided to such Continuing Employee immediately prior to the Effective Time. Nothing in the foregoing shall prevent the Surviving Company or any of its Subsidiaries from terminating the employment of any Continuing Employee at any time following the Effective Time. To the extent not previously paid, Parent shall pay, or shall cause the Company or any Subsidiary of the Company to pay each Continuing Employee eligible under the Company’s annual incentive plan and the milestone bonus plans set forth on Section 6.2(c) of the Company Disclosure Letter, a bonus for the 2018 calendar year in accordance with the terms of such plans as in effect prior to the Effective Time, determined in accordance with the parameters set forth under such plans prior to the Effective Time.
(d) To the extent that a Company Plan or Parent Plan is made available to any Continuing Employee on or following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits (but not for purposes of benefit accruals under any defined benefit pension plan) where length of service is relevant (including for purposes of vacation and sick leave accrual and severance pay entitlement); provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or employee benefits. In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Plans to the extent coverage under any such Parent Plan replaces coverage under a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time; and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, the Surviving Company shall use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, and the Surviving Company shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such employee’s participation in the corresponding Parent Plan begins to be given full credit under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan, and (iii) credit the accounts of such Continuing Employees under any Parent Plan which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Company Plan. Any vacation, sick leave or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture and shall not limit future accruals.
(e) Prior to the Effective Time, the Company and Parent shall, and shall cause their respective Affiliates to, take all actions reasonably necessary or desirable to implement the retention program and milestone bonus program, each as set forth on Section 6.2(e) of the Company Disclosure Letter. Parent hereby represents that all necessary corporate approvals and actions required to effectuate the retention program and milestone bonus program have been completed prior to the date of this Agreement.

(f) Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Company to terminate, any Continuing Employee for any reason, or (ii) require Parent or the Surviving Company to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time.
(g) No provision of this Agreement shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent, or its Affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its Affiliates or the Surviving Company may maintain.
Section 6.3 Obligations of Merger Sub and Buyer.   Parent shall take all action necessary to (a) form Buyer and cause Buyer to execute and deliver a Joinder Agreement; (b) cause Merger Sub, Buyer and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement; and (c) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments, or incur or guarantee any Indebtedness or Liabilities, in each case, other than as specifically contemplated by this Agreement.
Section 6.4 Manufacturing Facility.   Parent hereby acknowledges and agrees that, for a period of at least fifteen (15) years from the Effective Time, (a) the manufacturing facility of the Company currently located in Lehavim shall continue to be located in the State of Israel with, subject to any adjustments necessary, substantially similar scope of operations as immediately prior to the Effective Time and as contemplated by the Company’s capacity expansion plan and (b) the aggregate number of employees or contractors employed or engaged by the Surviving Company and its Subsidiaries at such manufacturing facility shall, at all times, remain sufficient for the operations conducted at such manufacturing facility.
Section 6.5 Board Representation.   Parent shall (a) cause each of the individuals set forth in Section 6.5 of the Company Disclosure Letter (the “Company Designated Directors”) to be designated as members of the Board of Directors of the Surviving Company effective as of the Effective Time, (b) cause each of the Company Designated Directors (or their respective designees) to be appointed to the Board of Directors of the Surviving Company at each meeting of the shareholder(s) of the Surviving Company at which directors are elected, and (c) not remove, or otherwise cause the removal of, any of the Company Designated Directors from the Board of Directors of the Surviving Company for so long as such Company Designated Directors continue to be employed in good standing in substantially the same capacity by the Company.
ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES
Section 7.1 Reasonable Best Efforts to Complete.   Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and their respective Affiliates, on the one hand, and the Company and its Affiliates, on the other hand, shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (a) cause the conditions set forth in Article VIII to be satisfied; (b) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger and the transactions contemplated hereby; (c) obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement; and (d) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

In addition to the foregoing, neither Parent, Merger Sub or their respective Affiliates, on the one hand, nor the Company or their respective Affiliates, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.
Section 7.2 Regulatory Filings.
(a) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall (i) file with (A) the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act, and (B) any other applicable Governmental Authority (including in the European Union), the notifications as required by their respective Antitrust Laws (including, without limitation, with respect to the European Commission, a draft Form CO relating to this Agreement and the transactions contemplated hereby as required by the EU Merger Regulation), in each case as promptly as reasonably practicable after the date of this Agreement but (with respect to the Notification and Report Form referred to in clause (A) above) in no event later than ten (10) Business Days following the execution and delivery of this Agreement, (ii) submit to the Israeli Anti-Trust Authority (“IAA”) merger notifications under the Israeli Restrictive Trade Practices Law-1988 in connection with the Merger, as soon as practicable after the date of this Agreement but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, and (iii) file comparable pre-merger or post-merger notification filings, forms and submissions with any other Governmental Authority that is required by any other Antitrust Laws as soon as practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline. Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ, the European Commission, the IAA or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, the EU Merger Regulation or any other Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, the European Commission, the IAA or any other Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Merger.
(b) As soon as practicable after the date of this Agreement, and no later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Investment Center an application to obtain the Investment Center Approval and the ILA Approval. Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval, following the receipt of which the parties shall instruct their Israeli counsel and advisors to file an application to obtain the ILA Approval. The final text of such application shall be subject to the prior written approval of Parent or its counsel (which shall not be unreasonably withheld or delayed). The Company and its Representatives shall not make any application to, or, to the extent practicable, conduct any negotiation with, the Investment Center and ILA with respect to matters relating to the Investment Center Approval and the ILA Approval without prior coordination with Parent or its Representatives, and, to the extent practicable, will enable

Parent’s Representatives to participate in all discussions and meetings with the Investment Center or the ILA relating thereto. To the extent that Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide Parent’s Representatives a report of the discussions and/or meetings held with the Investment Center or the ILA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Investment Center Approval and the ILA Approval, as promptly as practicable.
(c) Each of Parent, Merger Sub and the Company shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to (i) in connection with obtaining the Investment Center Approval, provide all information reasonably required by the Investment Center, execute all customary forms and undertakings required by the Investment Center and execute and deliver any other undertakings, which are in form and substance reasonably acceptable to Parent, in favor of the Investment Center, and (ii) in connection with obtaining the ILA Approval, provide all information reasonably required by the ILA and execute and deliver any undertakings, in form and substance reasonably acceptable to Parent, in favor of the ILA.
(d) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.
(e) Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 7.2(a) are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 7.2(a) are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(f) Notwithstanding anything in this Agreement to the contrary, each of Parent and the Company agrees, and shall cause each of its Affiliates, to take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable Law (including Antitrust Laws), and to enable all waiting periods under any applicable Law (including Antitrust Laws) to expire, and to avoid or eliminate each and every impediment under any applicable Law (including Antitrust Laws) asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority, (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and (iii) taking any and all other actions to prevent the entry, enactment or promulgation thereof. From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, and shall cause its Affiliates not to, operate their respective businesses in such manner or take any action, that would reasonably be expected to increase in any material respect the risk of not obtaining any such governmental Approval.
Section 7.3 Company Shareholders Meeting.
(a) As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, and (ii) publish the notice of the Company Shareholders Meeting (the “Notice Date”). As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifteenth (15th) day after the date of the notice of the Company Shareholders Meeting, the Company shall prepare and file with the ISA and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”). The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Charter Documents. Unless this Agreement is terminated pursuant to Article IX or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than the first Business Day following the fortieth (40th) day after the Notice Date. Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company shall include the Company Board’s recommendation that the holders of Company Shares approve this Agreement and the Merger (the “Company Board Recommendation”) and use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date. The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law (not to be unreasonably withheld, conditioned or delayed). Prior to the mailing of the Proxy Statement, unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC, ISA, Nasdaq or TASE, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted. At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.
(b) Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company shall, through the Company Board, use commercially reasonable efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement.
(c) Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 5.3, in connection with any disclosure regarding a Company Board Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC, the ISA or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, the ISA or any other Governmental Authority, with respect to such disclosure.
(d) Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting as and to the extent required by applicable Law or to allow for additional solicitation of votes if necessary in order to obtain the Company Shareholder Approval.
Section 7.4 Merger Proposal; Certificate of Merger.
(a) Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (i) cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (ii) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the shareholders meeting, (iii) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (iv) promptly after the Company shall have complied with the preceding sentence and with clauses (A) and (B) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (v) each of the Company and, if applicable, Merger Sub, shall: (A) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (y) in a popular newspaper in New York as may be required by applicable Law; (B) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A)(x) of this Section 7.4(a)), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (vii) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.
(b) The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.
Section 7.5 Anti-Takeover Statute.   In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective commercially reasonable efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.
Section 7.6 Notification of Certain Matters.   Each of the parties shall keep the other reasonably apprised of, to the extent then known, the status of matters relating to completion of the transactions contemplated hereby, including (a) as promptly as reasonably practicable, and to the extent then known, notifying the other party of any breach of any representation or warranty or covenant if and only to the extent that such breach could reasonably be expected to cause any of the conditions to the obligations of the other party to consummate the transactions contemplated hereby, to fail to be satisfied at the Closing, and (b) as promptly as reasonably practicable notifying the other party of any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the parties set forth in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder. In furtherance and not in limitation of the foregoing, the Company shall promptly advise, to the extent then known, Parent orally and in writing of any change or event that has had or could reasonably be expected to have a Company Material Adverse Effect.
Section 7.7 Public Statements and Disclosure.   The initial press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued without the prior approval of, each of the Company and Parent. Thereafter, none of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Israeli or United States securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 7.7 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 5.3 or following a Company Board Recommendation Change. Notwithstanding the foregoing, without prior consent of the other party, (x) Parent may make ordinary course communications to its investors and (y) the Company may disseminate (including by press release and media interviews) to Israeli media outlets, material substantially similar to material included in a press release or other document previously approved for public distribution by the other party or other general information on the operations and activities of the Company; provided, further, that the Company shall coordinate with Parent with respect to the dissemination of any such material (including by press release and media interviews) to non-Israeli media outlets. Each party agrees to promptly make available to the other parties copies of any written public communications made without prior consultation with the other parties.
Section 7.8 Confidentiality.   Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, made as of July 26, 2018 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.
Section 7.9 Tax Rulings.
(a) As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Parent prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) confirming that (i) the cancellation and exchange of the Company 102 Options in accordance with Section 2.7(c), the Company 102 RSUs and the Company 102 PSUs in accordance with Section 2.7(d) and conversion of the Company 102 Shares in accordance Section 2.7(a)(i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration, RSUs Consideration, PSUs Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Option Consideration, RSUs Consideration, PSUs Consideration and Merger Consideration with the Paying Agent and the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf  (including the Paying Agent) shall be exempt from Israeli withholding Tax in relation to any payments made with respect to any Company Options, Company Shares, Company PSUs or Company RSUs (whether or not subject to Section 102 of the Ordinance) to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.
(b) As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Parent prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than the Company’s ordinary shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) and with respect to holders of Company Options, Company RSUs and Company PSUs which are not Company 102 Options, Company 102 RSUs and Company 102 PSUs, that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”).
(c) Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written approval of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior approval by Parent or its Representatives (which approval shall not be unreasonably withheld, conditioned or delayed), and will enable Parent’s Representatives to participate in all discussions and meetings with the ITA relating thereto. To the extent that Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide Parent’s Representatives a report of the discussions and/or meetings held with the ITA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable.
Section 7.10 Nasdaq and TASE De-Listing of Company Shares; Transition Period SEC Reports.
(a) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq and the TASE to enable the de-listing by the Surviving Company of the Company Shares from Nasdaq and the TASE and the deregistration of the Company Shares under the Exchange Act and Israel Securities Law effective as of the Closing Date.
(b) If the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act or to the ISA any reports pursuant to Israeli Securities Laws following the date hereof and prior to the Effective Time (other than any report relating to or following any Company Board Recommendation Change), then the Company will use commercially reasonable efforts to provide to Parent, at least ten (10) Business Days (with respect to the Company’s annual report on Form 20-F) or two (2) Business Days (with respect to the Company’s immediate reports on Form 6-K, unless a shorter period is required under applicable Law) prior to the filing or furnishing date of such reports, a substantially final draft of each such report (each, a “Transition Period SEC Report”). The Company will give due consideration to all reasonable comments provided by Parent with respect to each Transition Period SEC Report to be filed with or furnished to the SEC prior to the Effective Time.
ARTICLE VIII

CONDITIONS TO THE MERGER
Section 8.1 Conditions.   The respective obligations of Parent, Buyer, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:
(a) Company Shareholder Approval.   The Company Shareholder Approval shall have been obtained.
(b) Regulatory.   Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and any waiting period shall have expired or been terminated and any other Approvals required to be obtained or filings required to be made as set forth on Section 8.1(b) of the Company Disclosure Letter shall have been obtained or filed, as applicable.
(c) Israeli Statutory Waiting Periods.   At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.
(d) No Legal Prohibition.   No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal or prohibiting or otherwise preventing the consummation of the Merger.
Section 8.2 Conditions to the Obligations of Parent, Buyer and Merger Sub.   The obligations of Parent, Buyer and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:
(a) Representations and Warranties.   Each representation and warranty of the Company set forth in Section 3.2 (Corporate Power; Enforceability) and Section 3.24 (Brokers) shall be true and correct in all respects, and each representation and warranty of the Company set forth in Section 3.6(a) (Company Capitalization) and each of the representations and warranties of the Company concerning the number of Company Options, Company RSU and Company PSUs outstanding set forth in Section 3.6(b) (Company Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies, in each case on and as of the date hereof and the Closing Date with the same force and effect as if made on and as of such date, except (i) for changes contemplated by this Agreement, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The other representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the date hereof and the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) with the same force and effect as if made on and as of such date, except for any failures to be so true and correct as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, solely for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this clause (ii) of Section 8.2(a), all “Company Material Adverse Effect” or similar qualifications set forth in such representations and warranties (other than Section 3.11(c)) shall be disregarded.
(b) Performance of Obligations of the Company.   The Company shall have performed in all material respects the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.
(c) Officer’s Certificate of the Company.   Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied.
(d) Company Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
Section 8.3 Conditions to the Company’s Obligations to Effect the Merger.   The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:
(a) Representations and Warranties.   The representations and warranties of Parent and Merger Sub set forth in Section 4.2 (Corporate Power; Enforceability) and Section 4.8 (Brokers) shall be true and correct in all respects on and as of the date hereof and the Closing Date with the same force and effect as if made on and as of such date, except (i) for changes contemplated by this Agreement, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects as of such particular date. The other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the date hereof and the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) with the same force and effect as if made on and as of such date, except for any failure to be so true and correct as of such particular date that would not, individually or in the aggregate, prevent or materially delay or impair the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated herein or perform their respective obligations under this Agreement.
(b) Performance of Obligations of Parent and Merger Sub.   Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.
(c) Officer’s Certificate of Parent and Merger Sub. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.
Section 8.4 Frustration of Closing Conditions.   None of the Company, Parent, Buyer or Merger Sub may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated hereby, including as required by and subject to Section 7.1 and Section 7.2.
ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER
Section 9.1 Termination.   This Agreement may be validly terminated as follows:
(a) at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that any Governmental Authority of competent jurisdiction shall have formally issued an Order, or any other action by any Governmental Authority shall have been taken, permanently enjoining, restraining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the issuance of such Order or other action was primarily due to the failure of such party to perform any of its obligations under this Agreement; or
(c) by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before March 31, 2019 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto (i) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement; provided, further, that the parties agree that no party shall have any right to terminate this Agreement pursuant to this Section 9.1(c) during the pendency of any Legal Proceeding by any party for specific performance pursuant to Section 10.7; or
(d) by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger; or
(e) by the Company, at any time prior to the receipt of the Company Shareholder Approval, in order to immediately enter into a written definitive agreement with respect to a Superior Proposal pursuant to Section 5.3(b) and concurrently with the termination of this Agreement the Company pays Parent the Termination Fee pursuant to Section 9.3(b)(ii); or
(f) by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within thirty (30) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30)-Business Day period, or (B) at any time after such thirty (30)-Business Day period if the Company shall have cured such breach during such thirty (30)-Business Day period); or
(g) by Parent, at any time prior to the receipt of the Company Shareholder Approval, in the event that (i) the Company Board (or a committee thereof) shall have effected a Company Board Recommendation Change, (ii) a tender or exchange offer for Company Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act or Section 329 of the ICL recommending that the Company Shareholders not tender any Company Shares into such tender or exchange offer, or (iii) an Acquisition Proposal other than an Acquisition Proposal described in the foregoing sub-clause (ii) shall have been publicly disclosed and the Company Board (or a committee thereof) shall have failed to reaffirm publicly its recommendation to the Company’s shareholders to approve the Merger within ten (10) Business Days after Parent so requests in writing (provided that Parent may not make more than two such requests in the aggregate following the disclosure of any such Acquisition Proposal); or
(h) by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within thirty (30) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30)-Business Day period, or (B) at any time after such thirty (30)-Business Day period if Parent and Merger Sub shall have cured such breach during such thirty (30)-Business Day period).
Section 9.2 Notice of Termination; Effect of Termination.   Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.8, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful breach of any representation, warranty, covenant, obligation or other provision of this Agreement. For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.
Section 9.3 Fees and Expenses.
(a) General.   Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.
(b) Company Payments.
(i) The Company shall pay to Parent One Hundred Nineteen Million Dollars (US$119,000,000) (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that: (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) or by Parent pursuant to Section 9.1(f), (B) after the date of this Agreement and prior to the date of  (x) the Company Shareholders Meeting with respect to a termination pursuant to Section 9.1(d) or (y) the termination of this Agreement pursuant to Section 9.1(f), an Acquisition Proposal shall have been publicly announced with respect to a termination pursuant to Section 9.1(d) or publicly announced or otherwise communicated to the Company Board or senior management with respect to a termination pursuant to Section 9.1(f) and (C) within twelve (12) months following such termination of this Agreement the Company enters into an agreement in respect of any Acquisition Proposal, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof  (provided, that for purposes of this clause (C), each reference to “20%” in the definition of  “Acquisition Transaction” shall be deemed to be a reference to “50%”).
(ii) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(e), the Company shall pay to Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, as a condition to the effectiveness of such termination.
(iii) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(g), the Company shall pay to Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent.

(iv) In the event that the Company fails to pay any amount required pursuant to this Section 9.3(b) when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank N.A. from time to time during such period, as such bank’s prime lending rate. In addition, if the Company fails to pay such amount when due, the Company shall reimburse Parent for all of Parent’s reasonable costs and expenses (including reasonable attorneys’ fees) in connection with successful efforts to collect such amounts; provided, that if Parent or Merger Sub pursues an action for payment of such amount against the Company and does not prevail in such action, Parent shall reimburse the Company for all of the Company’s reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such action. The Company, Parent and Merger Sub each acknowledges that the provisions of Section 9.3(b) are an integral part of the transactions contemplated hereby and that, without these agreements, the Company, Parent and Merger Sub would not have entered into this Agreement.
(v) Single Payment Only.   The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.
(c) Cooperation.
(i) The parties agree to use commercially reasonable efforts to cooperate with each other in good faith in order to minimize and/or eliminate any Taxes that may be applicable or imposed in connection with the payment of the Termination Fee.
(ii) In the event that the Company reasonably determines it is required to withhold amounts on account of Israeli Taxes from or in connection with the Termination Fee, the Company shall notify Parent of such determination, if requested by Parent in writing, as promptly as reasonably practicable after making such determination and provide it with reasonable time (but in any event no less than twenty (20) days) to obtain a Valid Tax Certificate allowing the Company to make the payment of the Termination Fee with no withholding, or a reduced rate of withholding, on account of Israeli Taxes. In the event that Parent requests such time extension as set forth above, then all references in this Agreement to payment of the Termination Fee shall be deemed to provide for a deferral of the time upon which payment of the Termination Fee is due without such deferral limiting any rights of the Company to terminate this Agreement or in connection with such termination. The Company agrees to use commercially reasonable efforts to cooperate with Parent and to provide assistance, as reasonably requested by Parent, in order to obtain such Valid Tax Certificate, including, but not limited to, the provision of information reasonably requested by the ITA and/or Parent, and executing any relevant tax form, as promptly as reasonably practicable after receipt of such request or form from Parent (but in no event later than three (3) days following such request).
Section 9.4 Effect of Termination Fee.   Notwithstanding anything to the contrary in this Agreement, if the Termination Fee is payable to Parent pursuant to Section 9.3(b), Parent’s right to receive payment of the Termination Fee shall be the sole and exclusive remedy of Parent and its Affiliates and its and their respective Representatives against the Company and its Affiliates and its and their respective Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, none of the Company or any of its Affiliates or its or their respective Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise; provided, however, that nothing in this Agreement shall preclude or limit Parent from seeking and obtaining a remedy with respect to, or relieve the Company from liability for, any fraud or willful breach of any representation, warranty, covenant, obligation or other provision of this Agreement.
Section 9.5 Amendment.   Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.
Section 9.6 Extension; Waiver.   At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
ARTICLE X

GENERAL PROVISIONS
Section 10.1 Survival of Representations, Warranties and Covenants.   The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and all rights, claim, action or cause of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.
Section 10.2 Notices.   All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email or by hand, in each case to the intended recipient as set forth below:
(a)
if to Parent, Buyer, Merger Sub or the Surviving Company to:

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577
Attention: Tarkan Gurkan
E-mail: tarkan.gurkan@pepsico.com
with a copies (which shall not constitute notice) to:
PepsiCo. Inc.
700 Anderson Hill Road
Purchase, NY 10577
Attention: General Counsel
E-mail: david.yawman@pepsico.com
and
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Attention: Barbara Becker and Saee Muzumdar
E-mail: BBecker@gibsondunn.com;
SMuzumdar@gibsondunn.com

and
Herzog, Fox & Neeman
4 Weizmann Street
Tel Aviv 6423904, Israel
Attention: Yair Geva and Aviram Hazak
E-mail: gevay@hfn.co.il; hazaka@hfn.co.il
(b)
if to the Company, to:

SodaStream International Ltd.
Gilboa Street, Airport City
Ben Gurion Airport 7019900, Israel
Attention:
Daniel Birnbaum
Eyal Shohat

E-mail:
Danielb@sodastream.com
eyals@sodastream.com

with a copy (which shall not constitute notice) to:
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Rd.
Ramat Gan 52506
Israel
Attention: Dan Shamgar and Shachar Hadar
E-mail: dshamgar@meitar.com; shacharh@meitar.com
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: Colin Diamond and John Reiss
E-mail: cdiamond@whitecase.com; jreiss@whitecase.com
Section 10.3 Assignment.   No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that each of Merger Sub, Buyer and Parent may assign, in its sole discretion, upon notice to the Company, any or all of its rights, interests and obligations hereunder to any Affiliate thereof  (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and, upon notice to the Company, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with the Joinder Agreement (including the subsequent contribution of the issued and outstanding shares of capital stock of Merger Sub to Buyer), the transfer of shares of the Surviving Company to Frito-Lay Trading Company (Europe) GmbH and any assignment to an Assignee, (a) Parent and Merger Sub shall remain liable for the performance by Parent and Merger Sub of their obligations hereunder, and (b) under no circumstances shall such Joinder Agreement, transfer of shares of the Surviving Company or assignment in any way prevent, impair or materially delay the consummation of the transactions contemplated hereby. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of the terms of this Section 10.3 shall be null and void ab initio.
Section 10.4 Entire Agreement.   This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of  (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND

WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
Section 10.5 Third Party Beneficiaries.   This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, and (b) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to Article II.
Section 10.6 Severability.   In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
Section 10.7 Remedies.
(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached or the Merger was not consummated, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent or restrain breaches or threatened breaches of this Agreement by the other party (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement (including the parties’ obligation to consummate the Merger and Parent’s obligation to pay, the Merger Consideration, the Option Consideration, the RSUs Consideration and the PSUs Consideration, as applicable, in accordance with Article II). Each party hereto hereby agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedy.
Section 10.8 Governing Law.   This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof  (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.
Section 10.9 Consent to Jurisdiction.
(a) Each of the parties hereto (i) agrees that any actions or Legal Proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or Legal Proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or Legal Proceeding in any such court or that such action or Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or Legal Proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.
(b) Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or Legal Proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.
Section 10.10 Company Disclosure Letter References.   The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties of the Company that are set forth in the corresponding section or subsection of this Agreement, and (b) any other representations and warranties of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent on the face of such disclosure.
Section 10.11 Counterparts.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.
PEPSICO, INC.
By:
/s/ Tarkan Gurkan

Name: Tarkan Gurkan
Title: Senior Vice President Corporate Mergers &        Acquisitions
SATURN MERGER SUB LTD.
By:
/s/ David Flavell

Name: David Flavell
Title: Director
SODASTREAM INTERNATIONAL LTD.
By:
/s/ Daniel Birnbaum               /s/ Daniel Erdreich

Name: Daniel Birnbaum         Daniel Erdreich
Title: Chief Executive Officer   Chief Financial Officer
[Signature page to Agreement and Plan of Merger]

Annex B
767 Fifth Avenue New York, NY 10153 T 212.287.3200 F 212.287.3201 pwpartners.com
August 19, 2018
The Board of Directors
Sodastream International Ltd.
Gilboa Street, Airport City
Ben Gurion Airport 7019900, Israel
Members of the Board of Directors:
We understand that Sodastream International Ltd., a company organized under the laws of the State of Israel (the “Company”), is considering a transaction whereby PepsiCo, Inc., a North Carolina corporation (“Parent”), will acquire the Company pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), among Parent, Saturn Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company (the “Transaction”). Pursuant to the Merger Agreement, (a) Merger Sub will merge with and into the Company with the Company surviving as an indirect wholly owned subsidiary of Parent as further described in the Merger Agreement (the “Merger”), and (b) as a result of the Merger, each ordinary share of the Company, par value NIS 0.645 per share (the “Company Shares”), issued and outstanding immediately prior to the effective time of the Merger, other than the Excluded Shares (as defined below), will be converted into the right to receive $144.00 in cash (the “Merger Consideration”). As used herein, “Excluded Shares” means Company Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or Parent immediately prior to the effective time of the Merger. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Shares, other than the Excluded Shares, of the Merger Consideration to be received by such holders pursuant to the Merger Agreement.
For purposes of the opinion set forth herein, we have, among other things:
1.
reviewed certain publicly available financial statements and other business and financial information with respect to the Company, including research analyst reports;

2.
reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other internal financial information and operating data relating to the business of the Company, in each case, prepared by management of the Company;

3.
discussed the past and current operations, financial condition and prospects of the Company with management of the Company and the Board of Directors of the Company;

4.
compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

5.
compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

6.
reviewed the historical trading prices and trading activity for the Company Shares, and compared such price and trading activity of the Company Shares with that of securities of certain publicly-traded companies which we believe to be generally relevant;

7.
participated in discussions among representatives of the Company and Parent and their respective advisors;

8.
reviewed a draft dated August 19, 2018 of the Merger Agreement; and

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9.
conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to, discussed with, or otherwise reviewed by us (including information that was available from generally recognized public sources). We have further relied upon the assurances of the management of the Company that, to the best of their knowledge, the information furnished by them for purposes of our analysis is true and correct in all material respects and does not contain any material misstatement of fact or omit to state any material fact necessary to make the statements contained therein not misleading. With respect to the Company Forecasts, we have been advised by the management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to such Company Forecasts or the assumptions on which they are based. In arriving at our opinion, we have not made or been furnished with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that, in all respects material to our analysis, the representations and warranties of each party contained in the Merger Agreement are true and correct, the final Merger Agreement will not differ in any material respect relevant to our opinion from the draft Merger Agreement reviewed by us and the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, in any way meaningful for our analysis. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration to be received by the holders of the Company Shares, other than Excluded Shares, pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement, any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Merger Consideration to be received by the holders of the Company Shares pursuant to the Merger Agreement or otherwise. We express no opinion as to the underlying decision by the Company to engage in the Merger or as to the relative merits of the Merger compared with any alternative transactions or business strategies. Nor do we express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.
We have acted as financial advisor to the Company and the Board of Directors of the Company in connection with the Transaction and will be entitled to receive a fee for our services, a portion of which is payable following delivery of this opinion, and a portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement. Except in connection with its engagement as financial advisor to the Company in connection with the proposed Transaction, during the two year period prior the date hereof, no material relationship existed between Perella Weinberg Partners LP and its affiliates, on the one hand, and the Company or Parent, on the other hand, pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates. Perella Weinberg Partners LP

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and its affiliates may in the future provide investment banking and other financial services to the Company, Parent or their respective affiliates for which they would expect to receive compensation. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.
This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any holder of the Company Shares should vote or otherwise act with respect to the proposed Transaction or any other matter, and does not in any manner address the prices at which shares of the Company Shares will trade at any time. In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by, the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Company Shares, other than the Excluded Shares, pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
Perella Weinberg Partners LP

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